UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Banco Santander (Brasil) S.A.

Consolidated Financial Statements

Prepared in accordance with International Financial Reporting

Standards - IFRS

December 31, 2022

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Report of independent registered public accounting firm

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Banco Santander (Brasil) S.A.

Opinion

We have audited the accompanying consolidated financial statements of Banco Santander (Brasil) S.A. ("Bank") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2022 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and its subsidiaries as at December 31, 2022, and their financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Matters
Why it is a Key Audit Matter
How the matter was addressed

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for loan losses
(Notes 1(c)(2)(1)(ii), 2(h), 9 and 46(b))

The estimate of impairment of credit operations, considering the new requirements of IFRS 9, involves a high level of judgment by Management. The determination of the expected credit loss considers, among other elements, the existence of an objective evidence of impairment loss of significant credits and, individual or in the aggregate, for assets that are not significant, as well as the deterioration of credit risk and the classification of the receivables as prescribed by IFRS 9. This process involves the use of several assumptions and internal and external factors, including credit quality, portfolio size, concentration and economic factors.

Therefore, this area remains as an area of focus in our audit.

We updated our understanding and tested the relevant internal controls in the calculation and recognition of the expected credit losses, mainly including the following main processes: (i) models and assumptions adopted by Management to determine the recoverable value of the credits; (ii) measurement of the guarantees in the determination of the recoverable value; (iii) approval and record of the operations renegotiated; (iv) processing and accounting of the allowance for losses; (v) reconciliation of the accounting balances with the analytical position; (vi) preparation of the explanatory notes.

For the provisions calculated considering the individual evaluation, we assessed and tested the criteria used to determine the recoverable value based on the credit risk.

For the provisions calculated considering the collective assessment, we tested the process of approval and validation of models applied in the determination of the recoverable value of credit. With the support of our specialists, we tested, on a sampling basis, the aforementioned models, considering the parameters developed for the most significant portfolios, as well as the integrity of the database used for the calculations.

We also tested the classification of the credits as established in IFRS 9. The classification considers the debtor's credit risk level, and when applicable, the deterioration of this risk, as well as the financial difficulty of the debtor, delays in their contractual obligations, renegotiations, guarantees, cash flow projections, among other aspects.

We considered that the criteria and assumptions that management adopted to determine and record the allowance for loan losses based on IFRS 9 are consistent with the information examined in our audit.

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
Provisions for legal and administrative proceedings (Notes 1(c)(2)(1)(iv), 2(q) and 22)	
The Bank and its subsidiaries are parties to legal and administrative tax, labor, and civil proceedings arising from the normal course of their activities. In general, these proceedings are terminated after a long period and involve not only discussions on merits, but also complex procedural aspects, in accordance with applicable legislation. The decision to recognize a contingent liability and the measurement bases require the judgment of the Management, which is periodically reassessed, including when preparing the consolidated financial statements, and considering new events. In these circumstances, this remains as an area of focus in our audit.	We updated our understanding and tested the relevant internal controls over the identification and recording of provisions for legal and administrative proceedings, of a tax, labor and civil nature, and the disclosures in accompanying notes, including, among others, the internal controls related to the calculation template used to account for the provisions for labor and civil contingencies that are carried out under the historical average loss criteria for actions that are considered as common and similar in nature. We tested the application of the mathematical models of historical average loss calculation, when applicable, related to labor and civil contingencies. We also tested the ongoing proceedings at the base date of the consolidated financial statements. We performed confirmation procedures with the law firms responsible for administrative and legal proceedings to confirm the existence of active processes and the completeness of the information. Additionally, we evaluated, on a sample basis, the reasonableness of the prognosis of the processes attributed by Management. We consider that the criteria and assumptions that management adopted to determine and record the provisions for legal and administrative proceedings are consistent with the information examined in our audit.
Information Technology environment (Note 46(d))	
The Bank and its subsidiaries have a business environment that is highly dependent on technology, requiring a complex infrastructure to support the high volume of transactions processed in its several systems on a daily basis. The risks inherent to Information Technology, associated with possible deficiencies in processes	With the assistance of our system experts, we updated our evaluation of the design and tested the operating effectiveness of the controls related to the management of the Information Technology environment, including the compensating controls established, when applicable.

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
and controls that support the processing of the technology systems, considering the legacy systems and existing technology environments, could result in the incorrect processing of critical information, including those used in the preparation of the consolidated financial statements. For this reason, this remains as an area of focus in our audit.	The procedures carried out involved the combination of the control tests, and, when applicable, the testing of compensating controls, as well as the testing of the key processes related to information security, development and maintenance of systems, and operation of computers related to the infrastructure that supports the Bank and its subsidiaries' business. As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature, timing and extent of our audit procedures in relation to the consolidated financial statements.

Other matters

Supplemental information

The reconciliation of stockholders' equity as of December 31, 2022 and net income attributed to the Bank between accounting practices adopted in Brazil for the year then ended applicable to institutions authorized to operate by the Brazilian Central Bank (BRGAAP) and IFRS presented in Appendix I, as of December 31, 2022, prepared under the responsibility of the Bank's management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's consolidated financial statements. For the purposes of forming our opinion, we evaluated whether this Appendix I is reconciled with the financial statements and accounting records, as applicable, as well as performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In our opinion, the reconciliation of stockholders' equity and net income - BRGAAP vs IFRS has been properly prepared in all material respects, and is consistent with the consolidated financial statements taken as a whole.

Statements of Value Added

The consolidated Statement of Value Added for the year ended December 31, 2022, prepared under the responsibility of the Bank's management and presented in Appendix II as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's consolidated financial statements. For the purposes of forming our opinion, we evaluated whether this Appendix II is reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, this Statement of Value Added has been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and is consistent with the consolidated financial statements taken as a whole.

Banco Santander (Brasil) S.A.

Other information accompanying the consolidated financial statements and the independent auditor's report

The Bank's management is responsible for the other information that comprises the Management Report.

Our opinion on the consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or with our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Bank and its subsidiaries.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Banco Santander (Brasil) S.A.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 27, 2023

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Caio Fernandes Arantes Contador CRC 1SP222767/O-3

Consolidated Balance Sheet

Assets	Note	2022	2021	2020

Cash	4	22,003,439	16,657,201	20,148,725

Financial Assets Measured At Fair Value Through Profit Or Loss		58,546,614	18,858,842	60,900,466
Debt instruments	6	3,956,833	3,122,017	3,545,660
Balances With The Brazilian Central Bank		54,589,781	15,736,825	57,354,806

Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		84,834,356	70,570,665	95,843,126
Debt instruments	6	62,234,621	47,752,595	68,520,799
Equity instruments	7	2,365,229	2,020,610	1,818,276
Trading derivatives	8.a	20,234,506	20,797,460	25,504,051

Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		2,134,332	870,162	499,720
Equity instruments	7	240,050	477,707	438,912
Loans and advances to customers	9	1,894,282	392,455	60,808

Financial Assets Measured At Fair Value Through Other Comprehensive Income		55,425,671	101,241,787	109,740,387
Debt instruments	6	55,392,178	101,212,600	109,668,214
Equity instruments	7	33,493	29,187	72,173

Financial Assets Measured At Amortized Cost		663,824,373	633,241,352	554,924,796
Loans and amounts due from credit institutions	5	20,713,315	26,485,913	54,072,564
Loans and advances to customers	9	488,735,746	464,451,587	393,707,229
Debt instruments	6	81,329,013	73,125,011	48,367,791
Balances With The Brazilian Central Bank		73,046,299	69,178,841	58,777,212

Hedging Derivatives	8.a	1,741,318	342,463	743,463

Non-Current Assets Held For Sale	10	699,136	816,345	1,092,909

Investments in Associates and Joint Ventures	11	1,727,570	1,232,646	1,094,985

Tax Assets		46,445,994	41,757,332	41,063,782
Current		7,838,406	4,117,035	3,082,084
Deferred	23.d	38,607,588	37,640,297	37,981,698

Other Assets	15	8,274,529	6,049,028	7,222,411

Tangible Assets	12	8,190,763	8,783,785	9,537,111

Intangible Assets		31,602,734	30,786,788	30,766,498
Goodwill	13	27,889,327	27,915,469	28,360,137
Other intangible assets	14	3,713,407	2,871,319	2,406,361

TOTAL ASSETS		985,450,829	931,208,396	933,578,379

The accompanying Notes are an integral part of these consolidated financial statements.
Consolidated Financial Statements | December 31, 2022 | 9

Liabilities and Stockholders' Equity	Note	2022	2021	2020

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		40,746,748	36,952,567	75,020,184
Trading derivatives	8.a	18,699,325	24,172,008	29,212,238
Short positions	8.b	22,047,423	12,780,559	45,807,946

Financial Liabilities Measured At Fair Value Through Profit Or Loss		8,921,518	7,459,784	7,038,467
Deposits from Brazilian Central Bank and deposits from credit institutions	20	8,921,518	7,459,784	7,038,467

Financial Liabilities at Amortized Cost		795,284,100	750,093,694	707,288,791
Deposits from Brazilian Central Bank and deposits from credit institutions	16	116,079,014	121,005,909	131,656,962
Customer deposits	17	489,953,489	468,961,069	445,813,972
Marketable debt securities	18	107,120,875	79,036,792	56,875,514
Debt instruments eligible to compose capital	19	19,537,618	19,641,408	13,119,660
Other financial liabilities	20	62,593,104	61,448,516	59,822,683

Hedging Derivatives	8.a	-	446,973	144,594

Provisions		9,115,143	11,604,482	13,814,978
Provisions for pensions funds and similar obligations	21	1,775,202	2,728,126	3,929,265
Provisions for judicial and administrative proceedings, commitments and other provisions	22	7,339,941	8,876,356	9,885,713

Tax Liabilities		7,810,800	8,175,023	10,130,248
Current		4,168,800	5,949,833	5,583,653
Deferred	23.d	3,642,000	2,225,190	4,546,595

Other Liabilities	24	12,892,344	10,501,378	14,051,245

Total Liabilities		874,770,653	825,233,901	827,488,507

Stockholders' Equity	27	114,669,276	109,046,574	106,205,067
Share capital	27.a	55,000,000	55,000,000	57,000,000
Reserves		54,701,499	48,880,561	40,414,981
Treasury shares	27.d	(1,219,316)	(713,039)	(791,358)
Profit for the year attributable to the Parent		14,287,093	15,528,052	13,418,529
Dividends	27.b	(8,100,000)	(9,649,000)	(3,837,085)

Other Comprehensive Income		(4,486,442)	(3,406,428)	(428,080)

Stockholders' Equity Attributable to the Parent		110,182,834	105,640,146	105,776,987

Non - Controlling Interests	26	497,342	334,349	312,885

Total Stockholders' Equity		110,680,176	105,974,495	106,089,872
Total Liabilities and Stockholders' Equity		985,450,829	931,208,396	933,578,379

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2022 | 10

Consolidated Statement of Income

	Note	2022	2021	2020

Interest and similar income	31	115,225,118	77,987,308	62,774,940
Interest expense and similar charges	32	(67,721,941)	(26,668,842)	(18,332,228)
Net interest income		47,503,177	51,318,466	44,442,712
Income from equity instruments	33	38,073	90,040	33,754
Income from companies accounted for by the equity method	11.a	199,179	144,184	112,261
Fee and commission income	34	21,237,723	20,388,089	20,606,707
Fee and commission expense	35	(6,361,843)	(5,114,788)	(4,378,493)
Gains (losses) on financial assets and liabilities (net)	36	4,153,336	221,782	12,998,060
Financial Assets At Fair Value Through Profit Or Loss		1,626,177	1,555,837	711,949
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		3,445,525	3,519,626	12,122,794
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		(270,616)	205,016	172,828
Financial instruments not measured at fair value through profit or loss		(239,777)	(665,853)	(239,054)
Other		(407,973)	(4,392,844)	229,543
Exchange differences (net)	37	545,890	(2,002,286)	(24,700,962)
Other operating expense (net)	38	(841,002)	(1,119,380)	(872,510)
Total Income		66,474,533	63,926,107	48,241,529
Administrative expenses		(18,240,113)	(17,316,419)	(17,114,960)
Personnel expenses	39.a	(9,896,995)	(9,025,702)	(8,871,482)
Other administrative expenses	40.a	(8,343,118)	(8,290,717)	(8,243,478)
Depreciation and amortization		(2,585,502)	(2,433,921)	(2,579,127)
Tangible assets	12.a	(1,860,043)	(1,850,780)	(2,039,805)
Intangible assets	14	(725,459)	(583,141)	(539,322)
Provisions (net)		(1,215,490)	(2,179,417)	(1,656,547)
Impairment losses on financial assets (net)	9.c	(24,828,749)	(17,112,734)	(17,450,188)
Financial Assets Measured At Amortized Cost and contingent commitments		(24,828,749)	(17,112,734)	(17,450,188)
Impairment losses on other assets (net)		(161,434)	(165,799)	(84,908)
Other intangible assets	14	(31,251)	(30,160)	(66,269)
Other assets		(130,183)	(135,639)	(18,639)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	41	22,355	(15,113)	230,713
Gains (losses) on non-current assets held for sale not classified as discontinued operations	42	109,127	47,625	77,463
Operating Income Before Tax		19,574,727	24,750,328	9,663,975
Income taxes	23	(5,235,252)	(9,191,005)	3,786,778
Consolidated Net income for the period		14,339,475	15,559,324	13,450,753
Profit attributable to the Parent		14,287,093	15,528,052	13,418,529
Profit attributable to non-controlling interests	26	52,382	31,272	32,224

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2022 | 11

Consolidated Statement of Comprehensive Income

	2022	2021	2020

Consolidated Profit for the Year	14,339,475	15,559,324	13,450,753

Other Comprehensive Income that will be reclassified subsequently to profit or loss when specific conditions are met:	(1,108,715)	(3,245,041)	(897,996)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	(707,433)	(2,389,705)	(1,003,155)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	(1,333,521)	(4,255,996)	(1,976,013)
Taxes	626,088	1,866,291	972,858
Cash flow hedges	(401,282)	(855,335)	105,159
Valuation adjustments	(771,020)	(1,628,393)	168,015
Taxes	369,738	773,058	(62,856)

Other Comprehensive Income that will not be Reclassified to net Income:	28,701	266,692	555,624
Defined benefits plan	28,701	266,692	555,624
Defined benefits plan	202,674	592,967	1,110,034
Taxes	(173,973)	(326,275)	(554,410)

Total Comprehensive Income	13,259,461	12,580,976	13,108,381

Attributable to the parent	13,207,079	12,549,704	13,076,157
Attributable to non-controlling interests	52,382	31,272	32,224
Total Comprehensive Income	13,259,461	12,580,976	13,108,381
The accompanying Notes are an integral part of these consolidated financial statements.
Consolidated Financial Statements | December 31, 2022 | 12

Consolidated Statement of Changes in Stockholders’ Equity

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends	Total Stockholders´ Equity	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2019		57,000,000	34,877,492	(681,135)	(67,000)	16,406,932	(10,800,000)	96,736,289	3,345,283	(3,746,537)	859,370	(543,825)	96,650,580	558,581	97,209,161
Total comprehensive income		-	-	-	-	13,418,529	-	13,418,529	(1,003,154)	555,624	-	105,159	13,076,158	32,224	13,108,382
Net profit		-	-	-	-	13,418,529	-	13,418,529	-	-	-	-	13,418,529	32,224	13,450,753
Other comprehensive income		-	-	-	-	-	-	-	(1,003,154)	555,624	-	105,159	(342,371)	-	(342,371)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	(1,003,154)	-	-	-	(1,003,154)	-	(1,003,154)
Pension plans		-	-	-	-	-	-	-	-	555,624	-	-	555,624	-	555,624
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	105,159	105,159	-	105,159
Appropriation of net income from prior years		-	16,406,932	-	-	(16,406,932)	-	-	-	-	-	-	-	-	-
Option to Acquire Own Instrument		-	(67,000)	-	67,000	-	-	-	-	-	-	-	-	-	-
Dividends and interest on shareholders' equity for the previous year	27.b	-	(10,800,000)	-	-	-	10,800,000	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	-	-	-	-	(3,837,085)	(3,837,085)	-	-	-	-	(3,837,085)	-	(3,837,085)
Treasury shares	27.d	-	-	(110,223)	-	-	-	(110,223)	-	-	-	-	(110,223)	-	(110,223)
Other		-	(2,443)	-	-	-	-	(2,443)	-	-	-	-	(2,443)	(277,920)	(280,363)
Balance on December 31, 2020		57,000,000	40,414,981	(791,358)	-	13,418,529	(3,837,085)	106,205,067	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872
Consolidated Financial Statements | December 31, 2022 | 13

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends	Total Stockholders´ Equity	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2020		57,000,000	40,414,981	(791,358)	13,418,529	(3,837,085)	106,205,067	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872

Total comprehensive income		-	-	-	15,528,052	-	15,528,052	(2,389,705)	266,692	-	(855,335)	12,549,704	31,272	12,580,976
Net profit		-	-	-	15,528,052	-	15,528,052	-	-	-	-	15,528,052	31,272	15,559,324
Other comprehensive income		-	-	-	-	-	-	(2,389,705)	266,692	-	(855,335)	(2,978,348)	-	(2,978,348)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	(2,389,705)	-	-	-	(2,389,705)	-	(2,389,705)
Pension plans		-	-	-	-	-	-	-	266,692	-	-	266,692	-	266,692
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	(855,335)	(855,335)	-	(855,335)
Appropriation of net income from prior years		-	13,418,529	-	(13,418,529)	-	-	-	-	-	-	-	-	-
Spin-Off	27.a	(2,000,000)	(1,167,674)	-	-	-	(3,167,674)	-	-	-		(3,167,674)		(3,167,674)
Option to Acquire Own Instrument		-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital from prior years	27.b	-	(3,837,085)	-	-	3,837,085	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	-	-	-	(9,649,000)	(9,649,000)	-	-	-	-	(9,649,000)	-	(9,649,000)
Treasury shares	27.d	-	-	78,319	-	-	78,319	-	-	-	-	78,319	-	78,319
Other		-	51,810	-	-	-	51,810	-	-	-	-	51,810	(9,808)	42,002
Balance on December 31, 2021		55,000,000	48,880,561	(713,039)	15,528,052	(9,649,000)	109,046,574	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495

Consolidated Financial Statements | December 31, 2022 | 14

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends	Total Stockholders´ Equity	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2021		55,000,000	48,880,561	(713,039)	15,528,052	(9,649,000)	109,046,574	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495

Total comprehensive income		-	-	-	14,287,093	-	14,287,093	(707,433)	28,701	-	(401,282)	13,207,079	52,382	13,259,461
Net profit		-	-	-	14,287,093	-	14,287,093	-	-	-	-	14,287,093	52,382	14,339,475
Other comprehensive income		-	-	-	-	-	-	(707,433)	28,701	-	(401,282)	(1,080,014)	-	(1,080,014)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	(707,433)	-	-	-	(707,433)	-	(707,433)
Pension plans		-	-	-	-	-	-	-	28,701	-	-	28,701	-	28,701
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	(401,282)	(401,282)	-	(401,282)
Appropriation of net income from prior years		-	15,528,052	-	(15,528,052)	-	-	-	-	-	-	-	-	-
Own Instrument Acquisition Option		-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital from prior years	27.b	-	(9,649,000)	-	-	9,649,000	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	-	-	-	(8,100,000)	(8,100,000)	-	-	-	-	(8,100,000)	-	(8,100,000)
Treasury shares	27.d	-	-	(506,277)	-	-	(506,277)	-	-	-	-	(506,277)	-	(506,277)
Other		-	(58,114)	-	-	-	(58,114)	-	-	-	-	(58,114)	110,611	52,497
Balance on December 31, 2022		55,000,000	54,701,499	(1,219,316)	14,287,093	(8,100,000)	114,669,276	(755,009)	(2,895,520)	859,370	(1,695,283)	110,182,834	497,342	110,680,176

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2022 | 15

Consolidated Statement of Cash Flows

	Note	2022	2021	2020
1. Cash Flows From Operating Activities
Consolidated profit for the year		14,339,475	15,559,324	13,450,753
Adjustments to profit		50,774,841	(13,898,808)	(31,268,076)
Depreciation of tangible assets	12.a	1,860,043	1,850,780	2,039,805
Amortization of intangible assets	14	725,459	583,141	539,322
Impairment losses on other assets (net)		161,434	165,799	84,908
Provisions and Impairment losses on financial assets (net)		26,044,239	19,292,151	19,106,735
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(130,673)	(32,512)	(308,176)
Income from companies accounted by the equity method	11.a	(199,179)	(144,184)	(112,261)
Changes in deferred tax assets and liabilities	23.d	64,318	2,265,227	(8,232,869)
Monetary Adjustment of Escrow Deposits		(677,373)	(433,629)	(219,447)
Recoverable Taxes		(813,225)	(217,820)	(120,220)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		23,513,187	(35,669,654)	(44,250,466)
Others		226,611	(1,558,107)	204,593
Net (increase) decrease in operating assets		(90,965,616)	22,502,791	(139,525,961)
Financial Assets Measured At Fair Value Through Profit Or Loss		(39,687,772)	42,041,624	(26,198,034)
Financial Assets Measured At Fair Value Through Profit Or Loss Held for Trading		(45,411,047)	50,833,925	(43,070,163)
Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss		(1,264,170)	(370,442)	(328,267)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		45,756,767	4,094,548	(14,905,798)
Financial Assets Measured At Amortized Cost		(46,336,754)	(86,179,125)	(80,800,357)
Other assets		(4,022,640)	12,082,261	25,776,658
Net increase (decrease) in operating liabilities		38,775,762	(12,821,626)	200,930,390
Financial Liabilities Measured At Fair Value Through Profit Or Loss held for trading		3,794,181	(38,067,617)	33,203,455
Financial Liabilities Measured At Fair Value Through Profit Or Loss		1,461,734	421,317	1,516,522
Financial liabilities at amortized cost		32,558,536	30,512,246	165,920,919
Other liabilities		961,311	(5,687,572)	289,494
Tax paid	23.a	(6,077,436)	(4,534,538)	(1,269,150)
Total net cash flows from operating activities (1)		6,847,026	6,807,143	42,317,956

2. Cash Flows From Investing Activities
Investments		(3,804,400)	(2,977,619)	(2,268,201)
Acquisition of subsidiary, less net cash in the acquisition		(460,245)	(13,746)	(13,570)
Tangible assets	12.a	(1,126,111)	(1,162,774)	(1,235,923)
Intangible assets		(1,737,548)	(1,500,562)	(1,018,708)
Non-current assets held for sale		(480,496)	(300,537)	-
Disposal		1,099,111	1,050,927	1,105,104
Tangible assets	12.a	148,555	37,576	47,096
Intangible assets		144,698	298,146	248,923
Non-current assets held for sale		632,914	563,205	663,067
Dividends and interest on capital received		172,944	152,000	146,018
Total net cash flows from investing activities (2)		(2,705,289)	(1,926,692)	(1,163,097)

3. Cash Flows From Financing Activities
Acquisition of own shares	27.d	(506,277)	78,319	(110,223)
Issuance of Instruments Eligible to Compose Capital	19	-	5,500,000	-
Issuance of other long-term financial liabilities	18	60,583,109	101,784,961	60,047,656
Dividends and interest on capital paid		(7,393,031)	(9,907,319)	(10,280,430)
Payments of other long-term financial liabilities	18	(39,154,639)	(97,220,580)	(82,900,914)
Payments of interest of Debt Instruments Eligible to Compose Capital	19	(861,717)	(911,306)	(914,645)
Net increase in non-controlling interests	26.b	20,446	17,415	6,842
Capital Increase in Subsidiaries, by Non-Controlling Interests	26.b	66,957	-	-
Total net cash flows from financing activities (3)		12,754,848	(658,510)	(34,151,714)
Net Increase in Cash (1+2+3)		16,896,585	4,221,941	7,003,145
Cash and cash equivalents at beginning of year	4	32,668,749	28,446,808	21,443,663
Cash and cash equivalents at end of year	4	49,565,334	32,668,749	28,446,808

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2022 | 16

1.               Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Building A - Vila Olímpia, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates in the segments of payments, management of shares’ club, securities and insurance brokerage operations, premium bonds, consumer finance, payroll loans, digital platforms, benefit vouchers, management and recovery of non-performing loans and private pension products. The operations are conducted within the context of a group of institutions that operates in the financial market on an integrated basis. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the Financial Statements for the year ended on December 31, 2022, at the meeting held on February 27, 2023.

These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

b)	Basis of presentation of the condensed consolidated financial statements

The consolidated financial statements have been prepared in accordance with the standards of the International Financial Reporting Standards (IFRS) issued by the International Accountant Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name International Financial Reporting Interpretations Committee - IFRIC). All relevant information specifically related to the consolidated financial statements of Banco Santander, and only in relation to these, are being evidenced, and correspond to the information used by Banco Santander in its management.

For a better presentation of certain balances of operations with electricity reception, the comparisons are being remeasured as detailed in note 8.

c) Other information

c.1) Adoption of new standards and interpretations

The following amendments to standards were adopted for the first time for the financial year beginning January 1, 2022:

•	“Amendment to IAS 37 “Provision, Contingent Liabilities and Contingent Assets”: In May 2020, the IASB issued this amendment to clarify that, for the purposes of assessing whether a contract is onerous, the cost of performing the contract includes the incremental costs of performing that contract and an allocation of other costs that directly relate to performance his.
•	“Amendment to IFRS 3 “Business Combinations”: issued in May 2020, with the aim of replacing references from the old version of the conceptual framework to the latest one. The amendment to IFRS 3 is effective as of January 1, 2022.

•	Annual Improvements – 2018-2020 Cycle: In May 2020, the IASB issued the following amendments as part of the annual improvement process:

(i)	IFRS 9 - "Financial Instruments" - clarifies which rates must be included in the 10% test for the write-off of financial liabilities.
(ii)	IFRS 16 - "Leases" - amendment of example 13 in order to exclude the example of lessor payments related to improvements in the leased property.
(iii)	IFRS 1 "Initial Adoption of International Financial Reporting Standards" - simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent company, in relation to the measurement of the accumulated amount of exchange rate variations.

There were no material impacts on the adoption of these standards.

Consolidated Financial Statements | December 31, 2022 | 17

Rules and interpretations that will come into effect after December 31, 2022

On the date of preparation of these consolidated financial statements, the following standards that have effective adoption date after January 1, 2023 and have not yet been adopted by the Bank are:

•	IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts that aims to replace IFRS 4. IFRS 17 has an implementation date of January 1, 2023. This standard aims to demonstrate greater transparency and useful information in financial statements, one of the main changes being the recognition of profits as a measure of the delivery of insurance services, in order to assess the performance of insurers over time. Banco Santander assessed and concluded that the impact of adopting IFRS 17 is immaterial.

•	Amendment to IAS 1 "Presentation of Financial Statements": the objective is to clarify that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity's expectations or events after the reporting date. The amendments to IAS 1 are effective as of January 1, 2023 and there will be no impact for Santander.

•	Amendment to IAS 8 - Accounting Policies, Changes in Estimates and Error Corrections: clarifies how entities should distinguish changes in accounting policies from changes in accounting estimates, since changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in policies Accounting terms are generally applied retrospectively to past transactions and other past events, as well as to the current period. Said amendment is effective as of January 1, 2023 and there will be no impact for Santander.

•	Amendment to IAS 12 - Income Tax: requires entities to recognize deferred tax on transactions that, upon initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This would typically apply to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. Said amendment is effective as of January 1, 2023 and there will be no impact for Santander.

There are no other IFRS standards or IFRIC interpretations that are not yet effective that could have a material impact on the Bank's financial statements.

c.2) Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Bank's directors in the preparation of interim consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in accordance with IFRS, are the best estimates in accordance with the applicable standard.

In interim consolidated financial statements, estimates are made by management of the Bank and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

c.2.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and in the disclosure of explanatory notes, are described below:

i. Fair value assessment of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured, at the end of each period, using valuation techniques. This calculation is based on assumptions, which take into account Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments into Levels I, II or III.

Notes 2.e and 46.c8 present the accounting practice and sensitivity analysis for Financial Instruments, respectively.

Consolidated Financial Statements | December 31, 2022 | 18

ii. Allowance for loan losses due to impairment

The carrying amount of non-recoverable financial assets is adjusted by recording a provision for impairment chargeable to “Losses on financial assets (net) – Financial assets measured at amortized cost” in the consolidated statement of income. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment loss decreases and can be objectively related to a recovery event.

To individually measure the impairment loss of loans assessed for impairment, the Bank considers the counterparty's conditions, such as its economic and financial situation, level of indebtedness, capacity to generate income, cash flow, administration, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value , and also based on historical impairment experience and other circumstances known at the time of the valuation.

To measure the impairment loss of loans collectively assessed for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with historical impairment experience and other circumstances known at the time of the valuation.

Notes 2.h & 46.b2 present the accounting practice and credit risk measurement measures, respectively.

iii. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study, carried out annually by a specialized company, at the end of each year, effective for the subsequent period and are recognized in the consolidated income statement under Interest and similar expenses and Provisions (net).

The present value of a defined benefit obligation is the present value, less any plan assets, of expected future payments required to settle the obligation arising from employee service in current and past periods.

Additional details are in note 2.w.

iv. Provisions, assets and contingent liabilities

Provisions for lawsuits and administrative proceedings are set up when the risk of loss in the lawsuit or administrative lawsuit is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity and history of the lawsuits and the opinion of the legal advisors. internal and external.

Note 2.q presents information on provisions and contingent assets and liabilities. There were no significant changes in the Bank's provisions and contingent assets and liabilities between December 31, 2020, December 31, 2021 and December 31, 2022.

v.Goodwill

The goodwill recorded is subject to the impairment test, at least once a year or in a shorter period, in the event of any indication of impairment of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and the alteration of any of these factors could have a different result. The cash flow estimate is based on a valuation prepared by an independent expert annually or whenever there is evidence of a reduction in its recoverable amount, which is reviewed and approved by management.

Further details are in note 13.

vi. Expectation of realization of tax credits

Deferred tax assets and liabilities include temporary differences, identified as amounts expected to be paid or recovered on differences between the carrying amounts of assets and liabilities and their respective calculation bases, and accrued tax credits and losses and the negative basis of CSLL. These amounts are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered

Consolidated Financial Statements | December 31, 2022 | 19

probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not result from initial recognition (save in a business combination) of other assets and liabilities in a transaction that affects neither actual profit for tax purposes nor accounting profit. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable income for them to be used.

Recognized deferred tax assets and liabilities are reviewed at each balance sheet date, making the appropriate adjustments based on the findings of the analyzes carried out. The expectation of realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

For further details see note 2.z.

2.               Accounting policies and method of measurement

The accounting policies and method of measurement applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The financial statements are presented in Brazilian Reais, the functional and reporting currency of Banco Santander and its subsidiaries.

The assets and liabilities and foreign subsidiary are converted to Real as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheets date.

- Revenues and expenses are translated at the monthly average exchange rates.

- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

b) Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has control. Control is based on whether the Bank has: i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns, as set forth in the law, the Bylaws or agreement.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Specifically, income and expense of a subsidiary acquired or disposed during the year are included in the consolidated income statement and other comprehensive income from the date the Bank gains controls until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of Other Comprehensive Income are attributed to the owners of the Bank and to the non-controlling interests even if the effect is attributed to non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest even if this generates a negative balance for non-controlling interests. All transactions, balances, income and expenses between the companies of the Santander Group are eliminated in the consolidated financial statements.

Changes in the Santander Group’s interest in a subsidiary that do not result in loss of control are registered as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Bank loses control of a subsidiary, the gain or loss is recognized in the statement of income and is calculated as the difference between: (i) the sum of the fair value of considerations received and the fair value of the residual interest; and (ii) the past balance of assets (including goodwill) and liabilities of the subsidiary and non-controlling interests, if any. All amounts previously recognized in “Other comprehensive income” related to the subsidiary are accounted for as if the Bank had directly disposed of the corresponding assets or liabilities of the subsidiary (i.e., reclassified to profit or loss or transferred to another equity account, as required or permitted by applicable IFRSs). The fair value of any investment held in the former subsidiary on the date of loss of control is considered as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or joint venture.

Consolidated Financial Statements | December 31, 2022 | 20

ii. Interests in joint ventures (jointly controlled entities) and associates

Joint ventures mean interests in entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the ventures.

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

In the consolidated financial statements, interest in joint ventures and investments in associates are registered using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into consideration the dividends received from capital reductions and other related transactions. Relevant information regarding companies registered under the equity method by the Bank is provided in note 11.

iii. Business combinations, acquisitions and disposals

A business combination is the combination of two or more separate entities or economic units into one single entity or group of entities and is registered in accordance with IFRS 3 - “Business Combinations”.

Business combinations are carried out so that the Bank obtains control over an entity and are recognized for accounting purposes as follow:

• The Bank measures the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated financial statement.

• The excess of the acquisition cost over the fair value of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair value of the identifiable net assets over the acquisition cost is an advantageous purchase gain and it is recorded as income on the date of the acquisition.

The note 3 includes a description of the most significant transaction carried out in 2022, 2021 and 2020.

iv. Investment Funds

These include investment funds in which the Santander Group companies hold a substantial interest or the entirety of the interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund, in accordance with IFRS 10 - Consolidated Financial Statements and are therefore, consolidated in these financial statements.

c) Definitions and classification of financial instruments

i. Definitions

“Financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or financial interest of another entity.

“Equity instrument” is any agreement that evidences a residual interest in the asset of the issuing entity after deducting all of its liabilities.

“Financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is zero or very small compared with other financial instruments with a similar response to changes in market factors, and which is settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect to make part of the cash flow of the hybrid contract vary similar to a stand-alone derivative.

Consolidated Financial Statements | December 31, 2022 | 21

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly controlled entities and associates (note 3&11).

• Rights and obligations under employee benefit plans (note 21).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified in the different categories used for management and measurement purposes, except when their presentation is mandatory as "Non-current assets held for sale or if they refer to "Cash and reserves at the Central Bank of Brazil", "Derivatives used as a hedge” and “Investments in associates”, which are accounted for separately.

Financial assets are included for measurement purposes in one of the following categories:

• Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading: this category includes the financial assets acquired to generate short-term profit resulting from the fluctuation of its prices and financial derivatives not classified as hedging instruments, whose primary intention of the Bank is to trade them frequently.

• Financial Assets Measured At Fair Value Through Profit Or Loss: this category includes the financial assets that did not meet the pre-established criteria when evaluating the SPPI Test (Solely Payment of Principal and Interest).

• Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss: this category includes the financial assets that at the time of initial designation was made the (Fair Value Option).

• Financial assets measured at fair value in Other Comprehensive Income: are financial assets that meet the SPPI criteria, whose objective is to hold the assets to receive contractual cash flows and also for sale.

Results arising from changes in fair value are recognized in the item adjustment to market value in shareholders' equity, with the exception of impairment losses, which are recognized in profit or loss. When the financial asset is disposed of or shows signs of a decline in fair value due to non-recovery, the income previously accumulated in the account for adjustments to fair value in equity is reclassified to income.

• Financial Assets Measured At Amortized Cost: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheets at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature in the following headings of the consolidated balance sheet:

• Cash and reserves at the Central Bank of Brazil”: cash balances and demand credit balances referring to deposits at Bacen.

• Financial Assets Measured At Amortized Cost: includes the debit balances of all credit and loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items.

• Loans and other amounts with credit institutions: credit of any nature in the name of financial institutions.

• Loans and advances to clients: includes debit balances of all the remaining credit and loans granted by the Bank, including money market operations through centralized counterparties.

• Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

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• Equity instruments: financial instruments issued by other entities, such as shares, with the nature of equity instruments for the issuer, except investments in subsidiaries, jointly controlled entities or affiliates. Unconsolidated investment fund shares are included under this heading.

• Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

• Derivatives used as a hedge: includes the fair value in favor of the Bank of the derivatives designated as hedging instruments (hedge).

• Investments in associates and jointly controlled companies: includes the investments made in the share capital of associates and jointly controlled companies.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Other Financial Assets At Fair Value Through Profit: this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements ("reverse repos") or borrowed (short positions).

• Other Financial Assets At Fair Value Through Profit: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

• Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature in the following headings of the consolidated balance sheet:

• “Central Bank of Brazil deposits”: deposits of any nature received from Bacen.

• “Deposits from credit institutions”: deposits of any nature, including obligations for loans and onlending and open market funding, received from credit institutions.

• “Customer deposits”: includes deposits of any nature, such as demand, savings and time deposits, including open market transactions received from customers.

• “Obligations on marketable securities”: includes the value of bonds and other debts represented by negotiable securities, except for subordinated liabilities.

• “Derivatives”: includes the fair value with the Bank's negative balance of derivatives that are not part of hedge accounting.

• “Short positions”: includes the value of financial liabilities resulting from the direct sale of financial assets purchased through resale or borrowed commitments.

• “Subordinated debts”: value of financing received which, for the purposes of payment priority, are below ordinary debts. This category also includes financial instruments issued by the Bank that, although constituting shares for legal purposes, do not meet the requirements for classification as shares.

• “Other financial liabilities”: includes the value of payment obligations of the nature of financial liabilities not included in other headings and liabilities subject to financial guarantee contracts, unless classified as doubtful.

• “Derivatives used as a hedge: includes the fair value of the Bank's liabilities related to derivatives designated as hedging instruments (hedge).

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• “Equity instruments”: financial instruments issued by other entities, such as shares, with the nature of equity instruments for the issuer, except investments in subsidiaries, joint ventures or affiliates.

d) Funding, debt notes issued and other liabilities

Fundraising instruments are initially recognized at fair value, which is basically considered to be the transaction price. They are subsequently measured at amortized cost (accrual) with the associated expenses recognized as a finance cost.

Among the criteria for initial recognition of liabilities, mention should be made of those instruments of a compound nature, which are classified as such, given the existence of a debt instrument (liability) and an embedded equity component (derivative).

The registration of a compound instrument consists of the conjugation of (i) a main instrument, which is recognized as a genuine liability of the entity (debt) and (ii) an equity component (convertibility derivative into common shares).

The issuance of “Notes” must be registered in a specific liability account and updated according to the agreed rates and adjusted for the effect of exchange variation, when denominated in foreign currency.

All remuneration related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) must be accounted for as expenses for the period, obeying the accrual basis.

Details on the issuance of these debt instruments eligible for capital are described in Note 19.

e) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deducting estimated transaction costs that would eventually be incurred upon disposal, except for financial assets measured at amortized cost, investments held to maturity, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives whose object is equity instruments of this type and which are settled upon delivery of these instruments.

The “fair value” of a financial instrument at a given date is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it in an active, transparent and meaningful market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated based on valuation techniques normally adopted by the international financial community, taking into account the specific characteristics of the instrument to be measured and, above all, the different types of risks associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. When the fair value is positive, they are recognized as assets; when negative, as liabilities. Changes in the fair value of derivatives since the trade date are recognized under “Gains (losses) on financial assets and liabilities” in the consolidated statement of income. Specifically, the fair value of standard financial derivatives included in portfolios of financial assets or liabilities measured at fair value through profit or loss is considered equivalent to their daily quoted price; if, for exceptional reasons, it is not possible to determine the quoted price on a specific date, these derivatives are measured using methods similar to those used to measure derivatives traded on the over-the-counter market.

The fair value of derivatives traded on the over-the-counter market is considered equivalent to the sum of future cash flows resulting from the instrument, discounted to present value on the measurement date ("present value" or "theoretical closing"), adopting valuation techniques commonly adopted by financial markets: Net Present Value - NPV, option pricing models and other methods.

“Financial assets measured at amortized cost” and “Investments held to maturity” are measured at amortized cost, using the effective interest rate method. “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as the case may be, principal payments and the accumulated amortization (included in the income statement) of the difference between the initial cost and the carrying amount. maturity. In the case of financial assets, the amortized cost also includes any reductions due to non-recovery or impossibility of collection. In the case of financial assets measured at amortized cost that are hedged in fair value hedges, changes in

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the fair value of these assets related to the risk(s) that are hedged are recognized.

The “Effective interest rate” is the discount rate that corresponds exactly to the initial value of the financial instrument in relation to the totality of its estimated cash flows, of all kinds, throughout its remaining useful life. In the case of fixed income financial instruments, the effective interest rate coincides with the contractual interest rate defined on the contracting date, plus, as the case may be, commissions and transaction costs that, by their nature, are part of their financial feedback. In the case of variable income financial instruments, the effective interest rate coincides with the rate of return in effect on all commitments up to the next reference date for interest renewal.

Equity instruments whose fair value cannot be determined objectively enough are measured at acquisition cost, adjusted, as the case may be, for related impairment losses.

The amounts at which financial assets are recognized represent, in all material respects, the Bank's maximum exposure to credit risk on the date of each of the financial statements. In addition, the Bank received guarantees and other credit enhancements to mitigate its exposure to credit risk, which mainly comprise mortgages, cash collateral, equity instruments, sureties, assets leased under leasing and lease agreements, assets acquired under commitments repurchase agreements, securities lending and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as previously defined, except for those included in the headings "Financial liabilities measured at fair value through profit or loss" and "Other financial liabilities measured at fair value through profit or loss" and financial liabilities designated as subject hedges (or hedging instruments) into fair value hedges, which are measured at fair value.

iii. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate - and those arising for other reasons, which are recognized at their net amount in the heading “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity in then heading “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

iv. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to clients who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

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b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a derivative measured at fair value through profit or loss.

When fair value hedge accounting is discontinued (expired, sold our no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity in the heading "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

For the accounting and disclosure of the hedge accounting structures as of December 31, 2022, the bank used the faculty of IFRS 9, to maintain the practices determined by IAS 39.

f) Settlement of financial assets and liabilities

Write-off of Financial Assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the rights to receive the contractual cash flows in a transaction in which essentially all the risks and rewards of ownership of the financial asset are transferred or in which the Bank does not transfer or retain substantially all the risks and rewards of ownership of the financial asset and does not control the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained, less any new liability assumed) and (ii) any accumulated gains or losses recognized in “Other Comprehensive Income” are recorded in income.

As of the IFRS opening date, mentioned above, any accumulated gains/losses recognized in “Other Comprehensive Income” in relation to equity instruments designated at fair value through Other Comprehensive Income are not recorded in income upon derecognition of these securities.

The Bank carries out operations in which it transfers the assets recognized in its balance sheet, but retains all or substantially all the risks and benefits of the transferred assets or part of them. In these cases, the transferred assets are not written off. Examples of these operations include assignments of loan portfolios with recourse. In transactions in which the Bank does not retain or transfer substantially all the risks and rewards of ownership of a financial asset and controls the asset, the Bank continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

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Write-off of Financial Assets by Assignment of Credit

The accounting treatment of transfers of financial assets depends on the extent to which the risks and benefits related to the transferred assets are transferred to third parties:

If the Bank substantially transfers all risks and rewards to third parties, unconditional sale of financial assets, sale of financial assets based on an agreement that provides for their repurchase at fair value on the repurchase date, sale of financial assets with an option purchase a call or a put sale that is significantly off-priced, asset securitizations in which the transferor does not retain a subordinated debt or grant a credit enhancement to new holders, and other similar events, the transferred financial asset is written off and any rights or obligations retained or created in the transfer are recognized simultaneously.

If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, sale of financial assets based on an agreement that provides for their repurchase at a fixed price or at the sale price plus interest, a securities loan agreement in which the borrower undertakes to return the same or similar assets and other similar hypotheses, the transferred financial asset is not written off and continues to be measured using the same criteria used before the transfer. However, the following items are recognized:

A corresponding financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

If the Bank does not transfer or retain substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets with a purchased call option or written put option that is not significantly out of price, securitization of assets in which the transferor retains subordinated debt or other type of credit enhancement in respect of a portion of the transferred asset and other similar assumptions - the following distinction is made:

If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created on the transfer are recognized.

If the transferor retains control, it continues to recognize the transferred financial asset at an amount equivalent to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and related liability is the amortized cost of the retained rights and obligations, if the transferred asset is measured at amortized cost, or the fair value of the retained rights and obligations, if the transferred asset is measured at fair value.

Write-off of Financial Liabilities

The Bank writes off a financial liability when its contractual obligations are extinguished, canceled or when they expire.

g) Offsetting of financial instruments

Financial assets and liabilities are offset, i.e., recorded in the balance sheet at their net amount, only if the Bank and its subsidiaries currently have a legally enforceable right to offset the recognized amounts and intend to settle on a net basis, or realize the asset and settle the passive simultaneously.

Obligation Clearing and Settlement Agreements – IFRS 07 – Derivative Instruments (Disclosure) - Banco Santander has an obligation clearing and settlement agreement within the scope of the National Financial System (SFN), entered with individuals and legal entities that are or are not part of the SFN, resulting in greater guarantee of financial settlement, with the parties that have this type of agreement. These agreements establish that payment obligations to Banco Santander arising from credit operations and derivatives, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations together with the counterparty.

The following table provides details of financial assets and liabilities subject to offsetting as of December 31, 2022, 2021 and 2020:

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Thousand of reais			2022
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	22,433,990	(458,166)	21,975,824

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	19,157,491	(458,166)	18,699,325

Thousand of reais			2021
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	21,575,848	(435,925)	21,139,923

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	25,054,906	(435,925)	24,618,981

Thousand of reais			2020
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	26,808,180	(560,666)	26,247,514

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	29,917,498	(560,666)	29,356,832

h) Impairment of financial assets

i. Definition

A financial asset is considered impaired when there is objective evidence that events have occurred which:

• Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);

• In the case of equity instruments, mean that their carrying amount may not be fully recovered.

• Arising from the violation of terms of loans, and

• During the Bankruptcy process.

As a general rule, whenever the above events are observed, the carrying amount of impaired financial assets is adjusted by recording a provision for impairment charge to the expense as “Losses on financial assets (net)” in the consolidated statement of income. The reversal of previously recorded losses is recognized in the consolidated statement of income in the period in which the impairment

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decreases and can be objectively related to a recovery event.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded in income statements.

In estimating the future cash flows of debt instruments the following factors are considered:

• All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss considers the likelihood of collecting accrued interest receivable.

• The various types of risk to which each instrument is subject; and

• The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically, in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank, through its risk area, applies policies, methods and procedures to mitigate its exposure to credit risk arising from insolvency attributable to counterparties.

These policies, methods and procedures are applied in the granting, in the examination and to document debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduction of the exposure to credit risk, are based on an individual basis or grouped by similarity.

• Clients with individual management: Wholesale clients, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support the decision-making based in internal risk assessment.

• Clients with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specialized in this type of risk. The credits related to clients standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

With regard to the provision for losses due to the impairment of credit risk, the Bank assesses all loans.

Loans are individually assessed for impairment or jointly assessed for impairment. Loans accounted for at amortized cost, which are not assessed individually for impairment, are jointly assessed for impairment, being grouped considering the similarity of risk. Loans individually assessed for impairment are not included in balances assessed together for impairment.

To individually measure the impairment loss of loans assessed for impairment, the Bank considers the borrower's conditions, such as its economic and financial situation, level of indebtedness, capacity to generate income, cash flow, management, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics, such as their nature and purpose, type, sufficiency and liquidity level guarantees and total credit value , and also based on historical impairment experience and other circumstances known at the time of valuation.

To measure the impairment loss of loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to segment, type of assets, guarantees and other factors associated with historical impairment experience and other circumstances known at the time of the valuation.

In some cases, the observable inputs needed to estimate the amount of an impairment loss on a financial asset may be limited or no longer fully relevant to current circumstances.

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In such cases, the entity uses its judgmental experience to estimate the amount of any impairment loss. Similarly, the entity uses its judgmental experience to adjust the observable data for a group of financial assets to reflect current circumstances.

The impairment loss is calculated by using statistical models that consider the following factors:

• Exposure to Default or “EAD - Exposure at Default” is the amount of risk exposure on the date of default by the borrower. The default time is considered in the “PD - Probability of Default” measurement.

• In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheets.

• Probability of default, or “PD - Probability of Default”, is the probability that the borrower will not meet its principal and/or interest payment obligations.

PD is measured using a one-year time horizon, in the case of stage 1 operations, as well as the asset's lifetime (stages 2 and 3); that is, it quantifies the probability that the borrower will default. The loan will be considered in default if the principal or interest is overdue for ninety days or more or the loan is outstanding but there are doubts as to the creditworthiness of the counterparty (subjective doubtful assets).

• Loss due to default, or “LGD - Loss Given at Default”, is the loss arising in the event of default.

The LGD calculation is based on the net write-offs of nonperforming loans, taking into account the collateral associated with the loans, the income and expenses associated with the recovery process, and also the time of default.

• Loss identification period, or "LIP - Loss identification period", is the period of time between the occurrence of a loss event and the identification of evidence of such loss. In other words, it represents the time horizon from the occurrence of the credit loss to the effective confirmation of such loss.

• In addition, prior to writing off overdue loans (which is done only after the Bank has exhausted all recovery efforts and after approximately 360 days of delay), full provision is made for the remaining outstanding amount of the loan so that the provision for loan losses fully cover the losses. Therefore, the Bank understands that its loan loss allowance methodology was developed in order to correspond to its risk metric and capture loans that could potentially present impairment.

iii. Debt or equity instruments classified as financial assets measured at fair value through other comprehensive income

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in equity under "Other Comprehensive Income."

When there is objective evidence that the aforementioned differences are due to a prolonged decline in fair value, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses from a prolonged decline in fair value relating to an investment in equity instruments are not reversed in subsequent periods.

i) Repurchase agreements

In addition, prior to writing off overdue loans (which is done only after the Bank has exhausted all recovery efforts and after approximately 360 days of delay), full provision is made for the remaining outstanding amount of the loan so that the provision for loan losses fully cover the losses. Therefore, the Bank understands that its loan loss allowance methodology was developed in order to correspond to its risk metric and capture loans that could potentially present impairment.

Differences between the purchase and sale prices are recognized as interest over the duration of the contract.

j) Accounting for leases – IFRS 16

I. Lease Identification

Upon adoption of IFRS 16, the Bank recognizes lease liabilities, following the principles of IFRS 16 - Leases.

The following recognition exemptions are also being used:

Accounting for leases with a remaining term of less than 12 months as short-term leases;

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Accounting for leases whose underlying asset is of low value.

The Bank leases various properties and equipment. Predominantly, the assets object of the leasing agreements are real estate related to the branches.

Banco Santander does not have right-of-use assets that meet the definition of investment properties.

II. Lease term

Lease agreements are formalized, analyzed and renegotiated individually and contain a wide range of different terms and conditions. The Bank assesses the term of the contract, as well as the intention to stay in the properties. Thus, the estimated terms may vary according to contractual conditions, considering extension options and legal provisions.

The Bank assumes that contractual termination fines charged before the due date do not make up a significant portion.

The leasing agreements do not contain restrictive clauses, but the leased assets cannot be used as collateral for loans.

III. Initial Measurement

On their initial recording, leases are recognized as a right-of-use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right of use to be registered is measured at its cost against the lease liability that represents the present value of the lease payments that are not made to date. Lease payments are discounted using the lessee's incremental borrowing interest rate. There are no onerous contracts that required an adjustment to use rights to be recorded as assets on the date of initial adoption.

Rights of use are measured at amortized cost in accordance with the following:

• The initial measurement value of the lease liability;

• Any lease payments made before or on the commencement date less any incentive received;

• Any directly attributable upfront cost; and

• Restoration costs, if the requirements of IAS 37 are met for recording Provisions, Contingent Liabilities and Contingent Assets.

Grupo Santander uses as an incremental rate the interest rate it would have to pay when borrowing the funds necessary to obtain the asset with a value similar to the asset subject to the lease, for a term, guarantee and similar economic scenarios, represented in Santander Brasil, by the curve cost of funding (funding) of a free asset, applied individually to each contract in accordance with the estimates projected as the lease term.

Lease liabilities include the net present value of the following lease payments:

• Reduced fixed payments of any incentive;

• Variable payments that are based on a rate or index;

• Amounts expected to be paid by the lessee based on the residual value of guarantees;

• The exercise price of a call option, if the lessee has reasonable certainty about exercising the option; and

• Payment of penalties for terminating the lease if the term of the transaction reflects the exercise of the option by the lessee.

Lease liabilities are mainly restated for inflation (IGP-M), whose estimated projections on the base date of December 31, 2022 are presented below:

IGP-M Projection (annual)
Until 3 months	0.94%
From 3 to 12 months	4.0%
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From 1 to 3 years	3.0%
From 3 to 5 years	3.0%
More than 5 years	3.0%

IV. Subsequent Measurement

After the initial measurement, the values of the assets recorded as right of use are being updated using the cost method, thus any accumulated depreciation is deducted monthly, in accordance with the criteria of IAS 16 / CPC 27 - Fixed Assets on asset depreciation right of use and corrected any remeasurement of the lease liability, where applicable.

The lease liability initially recorded is updated monthly by increasing the amount of the liability for the interest portion of each lease agreement and reducing the amount of monthly lease payments and corrected for any lease remeasurement, when applicable.

The lease liability is remeasured, in the event of changes in the lease term or contract value, the amount resulting from the new determination of the lease liability is recorded as a contra entry to the corresponding right-of-use asset.

Use rights are subject to an impairment test.

k) Non-current assets held for sale

Non-current assets held for sale include the carrying amount of individual items, or groups of disposals or items that form part of a business unit intended for disposal (“Discontinued operations”), the sale of which in their current condition is highly probable and the occurrence of which is expected within a year. Real estate or other non-current assets received by the consolidated entities in full or partial settlement of their debtors' payment obligations are considered as non-current assets intended for sale through the execution of auctions in which normally occur within one year.

Non-current assets held for sale are measured at the lower of fair value less cost to sell and book value on the date they are classified in this category. These assets are not depreciated.

Impairment losses on an asset or disposal group as a result of a decrease in its carrying amount to fair value (less costs to sell) are recognized in “Results on disposal and expenses on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. Gains on a non-current asset held for sale arising from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated statement of income up to an amount equal to the impairment losses previously recognized.

I) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets at the end of the years 2022, 2021 and 2020 is informed in note 43-d.

m) Tangible assets

Tangible assets include the value of buildings, land, furniture, vehicles, computer equipment (hardware) and other utensils owned by the Bank, including tangible assets received by the Bank in total or partial settlement of financial assets representing accounts receivable from third parties, intended to be held for continuous use, and tangible assets acquired based on finance leases, being presented at acquisition cost less the respective accumulated depreciation and any impairment losses (net book value greater than the recoverable value).

Depreciation is calculated using the straight-line method, based on the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite useful life and, therefore, is not depreciated.

The depreciation expense of tangible assets is recognized in the consolidated statement of income and basically calculated using the following depreciation rates (based on the estimated average years of useful life of the different assets):

Consolidated Financial Statements | December 31, 2022 | 32

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	4% or up to contractual maturity

At the end of each period, the Bank assesses whether there is any indication that the items of tangible assets may present a loss in their recoverable value, that is, an asset that presents a book value above the realizable value, whether due to use or sale.

Once a reduction in the recoverable value of the tangible asset is identified, it is adjusted until it reaches its realizable value through the accounting recognition of a loss due to the reduction in its recoverable value recorded in "Losses with other assets (net)". Additionally, the depreciation value of said asset is recalculated in order to adjust the useful life value of the asset.

In case of evidence or indication of recovery of the value of a tangible asset, the Bank recognizes the reversal of the non-recovery loss recorded in previous periods and must adjust future depreciation expenses according to the useful life value of the asset. Under no circumstances may the reversal of an impairment loss on an asset increase its carrying amount above the amount it would have if no impairment losses had been recognized in prior years.

Conservation and maintenance expenses relating to property, plant and equipment for own use are recognized as expenses in the period in which they are incurred.

n) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software development. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

I. Goodwill

In the acquisition and/or merger of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment on non financial assets (net) - Intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to their carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise them based on their respective fair values at the date of purchase.

In the case of a business combination made in stages, prior interest in the acquired is measured again at fair value at the acquisition date when control of the acquired is obtained.

II. Other intangible assets

It is an identifiable non-monetary asset without physical substance. It basically results from software development, as well as the acquisition of rights that are capable of generating economic benefits for the Bank. They may have a definite or indefinite term characteristic.

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Other intangible assets are considered to have an indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Bank, or a finite useful life, in all other cases.

Intangible assets with an indefinite useful life are not amortized: at the end of each period the entity reviews the classification as indefinite useful life, maintaining this classification they are subject to annual impairment tests (IAS36).

Intangible assets with a defined useful life are amortized over that useful life using methods similar to those used to depreciate tangible assets. Amortization expense is recognized under “Depreciation and amortization” in the consolidated income statement.

At the end of each period, the Bank assesses whether there is any indication that the items of intangible assets may present a loss in their recoverable value, that is, an asset that presents a book value above the realizable value. Identifying any reduction in the recoverable value, this is adjusted until it reaches its realization value.

The measurement of the recoverable value of other intangible assets - software is carried out based on the value in use, as well as the analysis of the discontinuity of the asset in relation to the Bank's activities.

Software acquisition and development expenses are amortized over a maximum period of 5 years.

o) Other assets

Includes the balance of all advances and accrued revenues (excluding accrued interest), acquired customer relationships, the net amount of the difference between pension plan obligations and the amount of plan assets with a balance in favor of the entity, if the net amount must be disclosed in the consolidated balance sheet, and the value of any other amounts and assets not included in other items.

The Bank uses the value in use of customer relationships as a basis for measuring the recoverable amount, since it is not reasonably possible to determine the net sales value, as there is no basis for making a reliable estimate of the amount to be obtained from the sale. of the asset in a transaction on an arm's length basis, between knowledgeable and interested parties. The value in use of customer relationships acquired in connection with the purchase of “payrolls” is determined on an individual basis. An analysis is prepared by the business areas with the objective of demonstrating the expected generation of future economic benefits and the present value of the expected cash flows. Quarterly, these analyzes are reviewed based on the actual cash flows of each business (value in use), which are compared with the book value, verifying whether or not there is a need to record impairment losses.

p) Liabilities for insurance contracts

Liabilities for insurance contracts are substantially composed of mathematical provisions for benefits to be granted and granted (PMBaC and PMBC). Insurance contracts are contracts where the Bank accepts a significant risk, other than financial risk, of an insured person accepting to compensate the beneficiary in the occurrence of uncertain future events where he will be adversely affected.

Insurance liabilities are recognized when the contract is registered and the premium is collected. Contracts that are classified as insurance are not subsequently reclassified. The liability is written off when the contract expires or is cancelled.

All valuation methods used by the subsidiary are based on the general principles that the carrying amount of the net liability needs to be sufficient to meet any foreseeable obligation resulting from insurance contracts. Investment assumptions are also determined by the local regulatory body and based on Management's future expectations. In the latter case, the anticipated return on future investment is defined by Management considering available market information and economic indicators. A significant assumption related to estimating gross profit on variable annuities is the long-term annual growth rate of the underlying assets.

Tests are performed to verify whether the mathematical provisions are adequate for each exercise.

In the years ended December 31, 2022, 2021 and 2020, as determined by IFRS 4 - Classification of Contracts and subsequent amendments, the adequacy of technical provisions constituted was assessed using the Liability Adequacy Test (TAP).

On December 31, 2022, TAP indicated the need to set up additional technical provisions of R$131,831 (12/31/2021 - R$209,277 and 12/31/2020 - R$285,554) for Benefit Guarantee Fund plans (FGB).

Consolidated Financial Statements | December 31, 2022 | 34

q) Provisions for legal and administrative proceedings, commitments and other provisions

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings of a tax, labor and civil nature, arising from the normal course of their activities.

Provisions are reassessed at each balance sheet date to reflect the best current estimate and may be wholly or partially reversed or reduced when the outflow of funds and obligations related to the process is no longer likely, including the expiration of legal terms, the final and unappealable decision processes, among others.

Judicial and administrative provisions are constituted when the risk of loss in the judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity, and history of the actions and on the opinion of the internal legal advisors and external sources and the best information available. For lawsuits whose risk of loss is possible, provisions are not set up and the information is disclosed in the explanatory notes and for lawsuits whose risk of loss is remote, disclosure is not required.

Contingent assets are not recognized in the accounting, except when there are real guarantees or favorable court decisions, over which there are no further appeals, characterizing the gain as virtually certain. Contingent assets with probable success, when existing, are only disclosed in the financial statements.

In the case of final and unappealable decisions favorable to Santander, the counterparty has the right, if specific legal requirements are met, to file a rescission action within a period determined by current legislation. Rescission actions are considered new actions and will be evaluated for purposes of contingent liabilities if, and when, they are filed.

r) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

s) Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main conditions for acquisition are: (1) service conditions, provided that the participant remains employed during the term; (2) performance conditions, the number of shares to be delivered to each participant will be determined according to the result of the measurement of a Bank performance parameter: comparison of the Total Shareholder Return (RTA) of the Santander Conglomerate with the RTA of main global competitors of the Group and (3) market conditions, since some parameters are conditioned to the market value of the Bank's shares. The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, taking into account the market conditions for each plan when estimating the fair value.

Settlement in Shares

The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, taking into account the market conditions for each plan when estimating the fair value. In order to recognize personnel expenses against capital reserves over the period of validity, as services are received, the Bank considers the treatment of service conditions and recognizes the amount for services received during the period of validity. term, based on the best estimate of the estimate for the number of equity instruments expected to be granted.

Cash Settlement

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services provided and the corresponding liability incurred at fair value. This procedure consists of capturing the valuation of shares between the date of grant and settlement. The Bank reassesses the fair value of the liability at the end of each reporting period, any changes in this amount are recognized in profit or loss for the period. In order to recognize personnel expenses against the provisions in “salaries payable” throughout the effective period, reflecting how the services are received, the Bank records the total liability that represents the best estimate of the amount of appreciation right of the shares that will be acquired at the end of the effective period and recognizes the value of services received during the effective period, based on the best available estimate. Periodically, the Bank reviews its estimate of the number of share appreciation rights that will be acquired at the end of the grace period.

Consolidated Financial Statements | December 31, 2022 | 35

t) Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method.

ii. Commissions, fees and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (note 34). The main criteria are as follows:

• Income and expenses from fees and commissions, related to financial assets and financial liabilities measured at fair value through profit or loss, are recognized when paid;

• Those arising from transactions or services performed over a period of time are recognized over the life of those transactions or services; It is

• Those relating to services provided in a single act are recognized upon execution of that single act.

iii. Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in the income statement over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

u) Guarantees

u.1) Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, regardless of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, etc.

The Bank initially recognizes commissions on financial guarantees as liabilities in the consolidated balance sheet at fair value, which is generally the present value of fees, commissions or interest receivable from these contracts over their term.

Financial guarantees, regardless of guarantor, instrumentation or other circumstances, are reviewed periodically to determine the credit risk to which they are exposed and, as the case may be, to consider whether a provision is necessary. Credit risk is determined by applying criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

Provisions set up for these operations are recognized under “Provisions for legal and administrative proceedings, commitments and other provisions” in the consolidated balance sheet (note 22).

If a specific provision is required for financial guarantees, the related unearned fees are recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet and are reclassified to the appropriate provision.

u.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander has the practice of controlling credit risks through the use of guarantees in its operations. Each business unit is responsible for credit risk management and formalizes the use of guarantees in its credit policies.

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Banco Santander uses guarantees in order to increase its recovery capacity in transactions subject to credit risk. The guarantees used can be fiduciary, real, legal structures with mitigation power and compensation agreements. Annually, the Bank revises its guarantee policies to capture changes in the market, in the characteristics of the assets given in guarantee and in the conditions of the assets, these are examples of revised technical parameters.

Credit limits are continuously monitored and changed based on customer behavior. Thus, potential loss amounts represent a fraction of the available amount.

v) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated financial statements. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 43-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated financial statements since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized in the heading “Fee and commission income” in the consolidated income statement.

w) Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

Defined contribution plans

Defined contribution plans are the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made are recognized in the heading "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 21. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with the former employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

In addition, there is full recognition in liabilities heading of actuarial losses (actuarial deficit) not recognized previously when they occur, which its counterparty is a heading in the stockholders’ equity (Other Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value without any deduction from the plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan assets in the financial statements when they meet the following characteristics: (i) the fund assets are sufficient to meet all employee benefit plan or the sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

Consolidated Financial Statements | December 31, 2022 | 37

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service provided in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service provided in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income under Interest and similar expenses and provisions (net).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

x) Other long-term employee benefits

Other long-term employee benefits, defined as obligations to beneficiaries of early retirement - considered as those who ceased to provide services to an entity, but who, without being legally retired, continue to have economic rights in relation to the entity until they acquire the legal status of retirees - time bonuses for accounting purposes, as the case may be, as previously established for post-employment defined benefit plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 21).

y) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

z) Income taxes (IRPJ), Social Contribution (CSLL), Social Integration Program (PIS) and Tax for Social Security Financing (COFINS)

The income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and COFINS. Current Income Tax and Social Contribution arise from the application of the respective rates on taxable income, and the PIS and COFINS rates applied on the respective calculation basis provided for in the specific legislation, also added to changes in deferred tax assets and liabilities recognized in the consolidated income statement. For income tax expenses resulting from a transaction recognized directly in equity, the tax effect is also recognized in equity.

The IRPJ charge is calculated at the rate of 15%, plus an additional 10%, applied on profit, after making the adjustments determined by tax legislation. CSLL is calculated at the rate of 15% for financial institutions and private insurance and capitalization companies and 9% for other companies, levied on profit, after considering the adjustments determined by tax legislation. The CSLL rate, for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103/2019.

The CSLL rate for banks of any kind, financial institutions, private insurance and capitalization legal entities (financial sector legal entities) was increased by 1% for the base period between August 1, 2022 and August 31 December 2022, pursuant to MP 1,115/2022.

The social integration program – PIS and the Contribution for the Financing of Social Security – COFINS are calculated at the combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct certain financial expenses when determining the basis for calculating PIS and COFINS. PIS and COFINS are considered as a component of profit (net of certain revenues and expenses); therefore, and in accordance with IAS 12, they are accounted for as income tax.

Tax assets and liabilities (except provisions for taxes) classified as “Current” are amounts of taxes to be recovered and amounts of taxes to be paid in the next 12 months.

Deferred tax assets and liabilities include temporary differences, identified as amounts expected to be paid or recovered on differences between the carrying amounts of assets and liabilities and their respective calculation bases, and accumulated tax credits and losses.

These amounts are measured at the rates expected to apply in the period in which the asset is realized or the liability settled and are revalued at each balance sheet date.

Deferred tax assets are only recognized as temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not result from initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither

Consolidated Financial Statements | December 31, 2022 | 38

taxable income nor accounting income. Other deferred tax assets (accumulated tax credits and tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable income against which they can be used.

Due to the change in the CSLL rate, the group companies remeasured their deferred tax assets and liabilities at the rates applicable to the period in which the realization of the asset and the settlement of the liability are estimated.

Income and expenses recognized directly in equity are accounted for as temporary differences.

The expectation of realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study, as shown in note 23.

aa) Consolidated cash flow statements

The following terms are used in the consolidated statement of cash flows with the following meanings:

• Cash flows: inflows and outflows of cash and cash equivalents, which are highly liquid financial investments subject to insignificant risk of changes in value and typically with a maturity of about three months or less from the date of original purchase.

• Operating activities: the primary revenue-generating activities of financial institutions and other activities that are not financing or investing activities.

• Investing activities: the acquisition and sale of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the amount and composition of equity and liabilities that are not operating activities.

When preparing the consolidated statement of cash flows, highly liquid financial investments with insignificant risk of changes in their values were classified as “Cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded in the items "Cash and reserves at the Central Bank of Brazil" and "Loans and other amounts with credit institutions" in the consolidated balance sheet, except for resources for restricted use and long-term operations. term.

Interest paid and received corresponds to Banco Santander's operating activities.

3.               Basis of consolidation

Below are highlighted the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method by the Bank is provided in Note 11.

		Quantity of Shares or Quotas Owned (in Thousands)			12/31/2022
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Consolidated Participation
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	50,159	-	100.00%	100.00%
Ben Benefícios e Serviços Instituição de Pagamentos S.A.(BEN Benefícios)	Means of Payment	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A. (GIRA)	Tecnology	381	-	80.00%	80.00%
Liderança Serviços Especializados em Cobranças Ltda.	Collection Management and Credit Recovery	257,306	-	100.00%	100.00%
Return Capital Serviços de Recuperação de Créditos S.A.	Collection Management and Credit Recovery	31,857	-	100.00%	100.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	30,988	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	575,670	-	100.00%	100.00%
Consolidated Financial Statements | December 31, 2022 | 39

Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	241,941	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
SX Tools Soluções e Serviços Compartilhados LTDA	Other Activities	192,000	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco PSA Finance Brasil S.A. (Banco PSA)	Bank	105	-	50.00%	50.00%
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	50.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A. (Solution 4Fleet)	Tecnology	328	-	80.00%	80.00%
Controlled by Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A. (Santander DTVM)	Distributor	461	-	100.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	100.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	100.00%	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	Technology	3,808	-	0.00%	90.00%
Controlled by Santander Corretora de Títulos de Valores Mobiliários Ltda
Toro Corretora de Títulos e de Valores Mobiliários S.A. (Toro CTVM)	Broker	21,726	-	0.00%	63.00%
Toro Investimentos S.A.	Investments	44,101	-	0.00%	14.78%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda
Toro Investimentos S.A.	Investments	228,461	-	0.00%	76.55%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Technology	22,452	-	0.00%	50.00%
Controlled by Toro Investimentos S.A.
Monetus Investimentos S.A.	Investments	918,264	-	0.00%	100.00%
Mobills Labs Soluções em Tecnologia Ltda.	Technology	1,122,000	-	0.00%	100.00%
Controlled by Mobillis Labs Soluções em Tecnologia Ltda
Mob Soluções em Tecnologia Ltda.	Technology	20	-	0.00%	100.00%
Controlled by Monetus Investimentos S.A.
Mobills Corretora De Seguros Ltda.	Broker	510	-	0.00%	100.00%

Consolidated Investment Funds

•	Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•	Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•	Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•	Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);
•	Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•	Santander Paraty QIF PLC (Santander Paraty) (2);
•	Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (1);
•	Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);
•	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);
•	Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (4);
•	Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (5);
•	Atual - Multimarket Investment Fund Private Credit Investment Abroad (6);
•	Verbena FCVS – Fundo de Investimento em Direitos Creditórios (7);
•	Fundo de Investimentos em Direitos Creditórios – Getnet (8);
•	Santander Flex Fundo de Investimento Direitos Creditórios (9);
Consolidated Financial Statements | December 31, 2022 | 40

•	San Créditos Estruturados - Fundo de Investimento em Direitos Creditórios Não Padronizado (9).

(1) Banco Santander was a creditor of certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of properties as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a payment in payment of the aforementioned credit operations. At the Extraordinary General Meeting (AGE) held on October 30, 2018, the change of name from BRL V - Fundo de Investimento Imobiliário - FII to Prime 16 - Fundo de Investimento Imobiliário was approved.

(2) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Sub-Fund, residing in Ireland, and both are fully consolidated in their Consolidated Financial Statements. In the Irish market, an investment fund cannot act directly and, for this reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have an equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(3) This fund was constituted and started to be consolidated in September 2017. It refers to a structure where Banco Santander disposed of certain loan operations, which had already been transferred to loss (operations overdue for more than 360 days) to this background. Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos Financeiros), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(4) This fund was consolidated in November 2018 and is controlled through Banco Bandepe S.A.

(5) This fund started to be consolidated in June 2019 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(6) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(7) This fund was consolidated in February 2021 and is controlled through Banco Santander Brasil S.A. It holds 100% of the shares in this fund.

(8) This fund became consolidated in June 2022 and is controlled through Aymoré CFI, which holds 100% of the shares in this fund.

(9) These funds began to be consolidated in November 2022 and are controlled by through Return Capital Serviços de Recuperação de

Credit S.A. owns 100% of the quotas of these funds.

Corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

a) Investment by Lexisnexis Serviços de Análise de Risco Ltda. at Credit Intelligence Manager S.A.

On December 20, 2022, Banco Santander (Brasil) S.A. (“Santander”), together with the other shareholders, closed the investment transaction, through the subscription of new shares, by Lexisnexis Serviços de Análise de Risco Ltda. (“Lexisnexis”) at Gestora de Informação de Crédito S.A. (“GIC”). With the conclusion of the subscription, Lexisnexis becomes a shareholder of shares equivalent to 20% (twenty percent) of the share capital of GIC.

With the implementation of the closure and the entry of Lexisnexis into the GIC, Santander now holds 15.559% of the shares issued by the GIC.

b) Sale of the entire stake held by Aymoré Crédito, Financiamento e Investimento S.A. at Banque PSA Finance, S.A. and Santander Corretora de Seguros, Investimentos e Serviços S.A. at PSA Corretora de Seguros e Serviços Ltda.

On November 29, 2022, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) formalized, with Banque PSA Finance, S.A. (“Banque PSA”) and Stellantis Services Ltd. (“Stellantis Services”), a certain agreement for the purchase and sale of equity interests and other covenants referring to the sale of equity interests held by (a) Aymoré, representing 50% (fifty percent) of the share capital of Banco PSA Finance Brasil S.A., for Banque PSA, and (b) by Santander Corretora de Seguros, representing 50% (fifty percent) of the share capital of PSA Corretora de Seguros e Serviços Ltda., for Stellantis Services (“Transaction”).

The execution of the Transaction will be subject to the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

c) Investment by Santander Corretora de Seguros, Investimentos e Serviços S.A. at Biomas – Serviços Ambientais, Restauração e Carbono S.A.

On November 9, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) entered into an investment agreement to become a shareholder (“Operation”) of Biomas – Serviços Ambientais, Restauração e Carbono S.A. (“Biomes”).

Biomas is a company formed with the purpose of providing services aimed at the development and execution of activities aimed at restoring and converting biodiversity and natural ecosystems, thus aligning itself with the ESG (Environmental, Social and Governance) purposes of Grupo Santander.

The execution of the Transaction will be subject to the execution of definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

d) Total spin-off of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. to Return Capital S.A. e Liderança Serviços Especializados em Cobrança Ltda.

On October 31, 2022, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (“Atual”) was fully spun off and its assets were

Consolidated Financial Statements | December 31, 2022 | 41

absorbed by both of its direct subsidiaries, Return Capital S.A. (“Return”) and Leadership Serviços Especializados em Cobrança Ltda. (“Leadership”) in accordance with the proportions established in the Transaction's Protocol and Justification. With the implementation of the total spin-off, Return's capital was increased by R$3,990,617,559.32 and Leadership by R$267,027,054.61, both now being held directly by Banco Santander (Brasil) S.A. as the sole shareholder of Return and sole partner of Leadership.

e) Acquisition of interest in SX Tools Soluções e Serviços Compartilhados Ltda

On September 26, 2022, Banco Santander (Brasil) S.A. (“Banco Santander”) subscribed to the capital increase of SX Tools Soluções e Serviços Escolhas Ltda (“SX Tools”), becoming the sole shareholder of the company. On September 30, 2022, capital payment was pending. SX Tools will primarily provide services to Banco Santander and Group companies and will focus on contracting technology suppliers to provide such services.

f) Acquisition of interest in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”), together with other investors, with CSD Central de Serviços de Registro e Depósito to Mercados Financeiros e de Capitals S.A. (“CSD BR”) and its respective shareholders, a certain investment agreement and other covenants (“Agreement”) with a view to subscribing for a minority interest in CSD BR (“Operation”). CSD BR operates as a registrar of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Securities and Exchange Commission and the Superintendence of Private Insurance. After fulfilling the precedent conditions established in the Agreement, the Transaction was closed on May 26, 2022, so that Santander Corretora now holds 20% (twenty percent) of the shareholding in CSD BR.

g) Sale of the entire stake held in Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Ltda.

On May 26, 2022, Banco Santander signed, together with Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Payment Institution (“Getnet IP”), the agreement for the purchase and sale of shares, transfer of ownership and other agreements, of 100% of the shares of Paytec Tecnologia em Pagamentos Ltda. ("Operation"). With the implementation of the Transaction, Getnet IP now directly holds 100% of the shares of Paytec Tecnologia em Pagamentos Ltda and indirectly controls Paytec Logística e Armazém Ltda.

h) Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”), together with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (jointly “Monetus”), investment agreement and other covenants, whereby, once the operation is carried out, Toro Investimentos would hold 100% of the capital stock of Monetus (“Operation”). Monetus, originally from Belo Horizonte, carries out its activities through an automated objective-based investment application. After compliance with the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

l) Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”), together with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (jointly “Mobills”), an investment and other agreements, whereby, once the operation is completed, Toro Investimentos would hold 100% of the capital stock of Mobills (“Operation”). Headquartered in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. After compliance with the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

j) Acquisition of equity interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. (“SHI”) – wholly owned subsidiary of the Company – entered into, together with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), certain Share Purchase and Sale Agreement and Investment Agreement, by which, once the operation is carried out, it would hold 90% of the share capital of Apê11 (“Operation”). Apê11 acts as a collaborative marketplace, a pioneer in digitizing the journey of buying houses and apartments. After complying with the precedent conditions established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on December 16, 2021.

k) Acquisition of Equity Interest in Solution 4Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), celebrated, together with the partners of Solution 4Fleet Consultoria Empresarial Ltda. (“Solution4Fleet”), certain Investment Agreement and Share Purchase and Sale Agreement, whereby, once the operation is carried out, Aymoré would hold 80% of the share capital of Solution 4Fleet (“Operation”). Solution 4Fleet specializes in structuring vehicle leasing and subscription business – a long-term rental modality for individuals. After complying with the precedent conditions established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on October 8, 2021.

Consolidated Financial Statements | December 31, 2022 | 42

I) Acquisition of Equity Interest in Liderança Serviços Especializados em Cobranças Ltda. (“Liderança”) and Fozcobra Agência de Cobranças Ltda. (“Fozcobra”) and subsequent incorporation of Fozcobra by Liderança.

On August 4, 2021, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (“Atual”) – a wholly owned subsidiary of the Company – entered into, together with the partners of Líder Serviços Especializados em Cobranças Ltda. (“Liderança”), certain Share Assignment Agreement and Other Covenants, by which, once the operation is carried out, it would hold 100% of the share capital of Liderança (“Operation”). Liderança operates in the area of overdue credit recovery, providing extrajudicial collection services to financial institutions of different sizes, retail chains, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. After complying with the precedent conditions established in the Quota Assignment Agreement and Other Covenants, the closing of the Transaction was formalized on October 1, 2021. Subsequently, Fozcobra was incorporated by the Liderança on October 4, 2021.

m) Acquisition of Equity Interest in Car10 Tecnologia e Informação S.A. and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated, together with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli. (“Pag10” and, jointly with Car10 Tecnologia, “Car10”), certain Investment Agreements and Agreements for the Purchase and Sale of Shares, whereby, once the transaction is completed, Webmotors would hold approximately 66.7% of the share capital of Car10 Tecnologia which, in turn, is the sole owner of Pag10 (“Operation”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as garages and auto centers; auto body and Paint; and cleaning and sanitation, in addition to emergency assistance and towing. After complying with the precedent conditions established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on September 20, 2021.

n) Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil e Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) S.A. (“Banco Santander”) and Banco Bandepe S.A. (“Bandepe”) entered into an Agreement for the Purchase and Sale of Shares through which Banco Santander acquired the entire equity interest held by Bandepe in Santander Leasing S.A. Arrendamento Mercantil (“Santander Leasing”) which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, it was decided to merge all of Bandepe's shares into Santander Leasing, in order to convert Bandepe into a wholly-owned subsidiary of Santander Leasing ("Merger of Shares").

o) Execution of an Agreement for the Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, the new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), which is indirectly controlled by Banco Santander, entered into with the shareholders of Toro Controle e Participações S.A. (“Toro Controle”), investment agreement and other covenants. Toro Controle was a holding company that ultimately controlled Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and jointly “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started operating as a securities brokerage focused on the retail public. After compliance with all applicable suspensive conditions, including approval by the Central Bank of Brazil, the operation was carried out on April 30, 2021, with the acquisition of shares representing 60% of the share capital of Toro Controle and its immediate incorporation by Toro CTVM, so that Santander DTVM became the direct holder of the equivalent of 60% of the share capital of Toro CTVM which, in turn, holds 100% of the share capital of Toro Investimentos.

p) Split of Getnet Acquiring and Services for Means of Payment S.A.

After the approval of the studies and favorable proposal by the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the spin-off of Santander Brasil, for the segregation of the shares owned by it issued by Getnet Adquirência e Serviços for Means of Payments S.A. (“Getnet”), with a version of the spun-off portion for Getnet itself. Upon completion of the spin-off, shareholders of Santander Brasil became direct shareholders of Getnet in proportion to their interest in the share capital of Santander Brasil.

As a result of the Spin-off, Santander Brasil's share capital was reduced by a total amount of R$2,000,000 (two billion reais), without canceling shares, with Santander Brasil's share capital of R$57,000,000 (fifty and seven billion reais) to R$55,000,000 (fifty-five billion reais).

4.               Cash and balances with the Brazilian Central Bank

Thousand of reais	2022	2021	2020

Cash	4,001,885	4,026,282	4,266,197
Cash and Foreign currency application abroad	18,001,554	12,630,919	15,882,528
Compromised operations	27,344,519	15,055,356	7,306,408
Interbank Deposit Applications (CDI)	217,376	956,192	991,675
Total	49,565,334	32,668,749	28,446,808

Consolidated Financial Statements | December 31, 2022 | 43

5.               Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated financial statements is as follows:

Thousand of reais	2022	2021	2020

Classification:
Financial Assets Measured At Amortized Cost	20,713,315	26,485,913	54,072,564
Of which:
Loans and amounts due from credit institutions, gross	20,725,914	26,507,738	54,081,629
Impairment losses (note 9.c)	(12,599)	(21,825)	(9,065)
Loans and amounts due from credit institutions, net	20,713,315	26,485,913	54,072,564
Loans and amounts due from credit institutions, gross	20,725,914	26,507,738	54,081,629

Type:
Time deposits	7,655,416	9,255,101	9,059,204
Reverse repurchase agreements (1)	2,430,956	4,129,438	699,035
Escrow deposits	10,267,493	10,200,137	10,773,280
Other accounts	372,049	2,923,062	33,550,110
Total	20,725,914	26,507,738	54,081,629

(1) Guaranteed by debt instruments.

Thousand of reais	2022	2021	2020

Currency:
Brazilian Real	19,796,533	23,669,165	51,088,578
US dollar	676,709	2,445,781	2,778,913
Euro	252,672	392,793	214,138
Total	20,725,914	26,507,739	54,081,629

Thousand of reais	2022	2021	2020

Cash equivalents:
Short-term transactions and low risk of change in its value (1)	2,617,866	4,856,771	1,690,709

(1) The Amount refers to investments in the open market (repurchase agreements) and investments in interbank deposits (CDI) at short term

Note 43-d contains a detail of the residual maturity periods of financial assets measured at amortized cost.

6.               Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousand of reais	2022	2021	2020

Classification:
Financial Assets Measured At Fair Value Through Profit Or Loss	3,956,833	3,122,017	3,545,660
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	62,234,621	47,752,595	68,520,799
Financial Assets Measured At Fair Value Through Other Comprehensive Income	55,392,178	101,212,600	109,668,214
Financial Assets Measured At Amortized Cost	81,329,013	73,125,011	48,367,791
Of which:
Debt Instruments	82,502,775	74,315,903	49,945,226
Provision for losses due to non-recovery ("impairment") (note 9.c)	(1,173,762)	(1,190,892)	(1,577,435)
Total	202,912,645	225,212,223	230,102,464

Consolidated Financial Statements | December 31, 2022 | 44

Type:
Government securities - Brazil (1)	142,748,873	171,436,589	191,896,439
Debentures and Promissory notes	28,251,227	19,881,934	17,071,856
Other debt securities	31,912,545	33,893,700	21,134,169
Total	202,912,645	225,212,223	230,102,464
(1)	Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

The debt instruments are composed, majority by:

Thousand of reais	2022	2021	2020

Currency:
Brazilian Real	185,814,293	208,599,863	207,752,590
US dollar	17,098,352	16,612,360	22,292,647
Euro	-	-	57,227
Total	202,912,645	225,212,223	230,102,464

Thousand of reais	2022	2021	2020

Debt Instruments linked to:
Repo Operations	60,633,943	76,211,049	101,371,733
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	19,251,597	19,470,624	12,963,251
Associated to judiciary deposits and other guarantees	15,235,912	23,291,528	9,665,135
Total	95,121,452	118,973,201	124,000,119

Note 43-d contains details of the residual maturity periods of financial assets measured at fair value through Other Comprehensive Income and related financial assets measured at amortized cost.

In the second quarter of 2022, in accordance with the best corporate governance practices, Management approved the change in the business model of bonds and securities, from held with the objective of collecting contractual cash flows and selling to held with the objective of collect from contractual cash flows, in the amount of R$ 11 billion with no impact on results, with the balance in Equity reversed in full.

This decision is based on a response to the changes brought about by the approval of Law 14,031/20 and, with the objective of adapting the new conditions of interest rate risk management, the pre-fixed public securities LTNs that were used to cover the interest rate differential interest rates were reclassified on April 1, 2022. Such change in legislation entails changing the Management Model used by Management to manage these securities, and it is estimated that the LTNs maturing in 2024 no longer fit into “ Held to Collect and Sell”, and, with the extinction of the fiscal asymmetry of investments abroad, such securities will be used exclusively with the purpose of collecting cash flows.

Thus, with the reclassification carried out on April 1, 2022, Federal Public Securities - LTNs maturing in 2024 are no longer recorded at Fair Value in Other Comprehensive Income, and become effective only for Payment of Principal and Interest. This event entails the full reversal of the mark-to-market amount recorded in Other Comprehensive Income on the reclassification date in the gross total of R$1,025 million, reducing, on the other hand, the value of the registered asset.

7.               Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousand of reais	2022	2021	2020

Classification:
Financial Assets Measured At Fair Value Through Profit or Loss Held For Trading	2,365,229	2,020,610	1,818,276
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit or Loss	240,050	477,707	438,912
Financial Assets Measured At Fair Value Through Other Comprehensive Income	33,493	29,187	72,173
Total	2,638,772	2,527,504	2,329,361
Consolidated Financial Statements | December 31, 2022 | 45

Type:
Shares of Brazilian companies	1,458,883	1,869,824	1,953,128
Shares of foreign companies	60,235	48,825	13,617
Investment funds (1)	1,119,654	608,855	362,616
Total	2,638,772	2,527,504	2,329,361
(1)	Composed mainly by investment on fixed income, public and private securities.

b) Changes

The changes in the balance of “Equity instruments – Financial assets measured at fair value through profit or loss held for trading” were as follows:

Thousand of reais	2022	2021	2020

Balance at beginning of year	2,020,610	1,818,276	2,029,470
Net additions (disposals)	344,619	202,334	(211,194)
Balance at end of year	2,365,229	2,020,610	1,818,276

The changes in the balance of “Equity instruments – Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss” were as follows:

Thousand of reais	2022	2021	2020

Balance at beginning of year	477,707	438,912	171,453
Net additions (disposals)	(237,657)	38,795	267,459
Balance at end of year	240,050	477,707	438,912

The changes in the balance of “Equity instruments – Financial Assets Measured At Fair Value Through Other Comprehensive Income” were as follows:

Thousand of reais	2022	2021	2020

Balance at beginning of year	29,187	72,173	157,306
Net additions (disposals)	4,306	(42,986)	(85,133)
Balance at end of year	33,493	29,187	72,173
Consolidated Financial Statements | December 31, 2022 | 46

8.               Derivative financial instruments and Short positions

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rates, liquidity gaps, among other practices that allow for the control and monitoring of risks that may affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, with the use of operations involving derivative instruments, to optimize the risk-benefit ratio even in highly volatile situations.

The fair value of derivative financial instruments is determined using quoted market prices, when available. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on quoted market prices for exchange-traded derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For derivatives that do not have prices directly disclosed by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, yield curves and market volatilities are extracted, which serve as input data for the models.

a) Trading and hedging derivatives

a.1) Derivatives Recorded in the Balance Sheet and Compensation Accounts

Portfolio Summary of Trading Derivative and Used as Hedge

	2022	2021	2020	2020	2020

Assets			Original	Adjustment	Rectified
Swap Differentials Receivable	13,815,247	7,641,355	14,729,642	-	14,729,642
Option Premiums to Exercise	1,419,279	1,385,889	4,974,618	-	4,974,618
Forward Contracts and Others	6,741,298	12,112,679	9,166,360	(2,623,106)	6,543,254
Total	21,975,824	21,139,923	28,870,620	(2,623,106)	26,247,514

Liabilities
Swap Differentials Payable	11,212,030	8,538,705	18,327,611	-	18,327,611
Option Premiums Launched	1,894,522	2,256,244	4,926,994	-	4,926,994
Forward Contracts and Others	5,592,773	13,824,032	8,725,333	(2,623,106)	6,102,227
Total	18,699,325	24,618,981	31,979,938	(2,623,106)	29,356,832

In 2020, due to better liquidity conditions observed in the market for electricity sales operations for certain maturities, management reclassified contracts with maturities of up to 2 years from level 3 to level 2 (note 29) and revisited the accounting treatment in relation to electricity commercialization contracts, which no longer include the "principal" value and, therefore, only adjustments to fair value and interest calculated in these operations are now recorded in balance sheet accounts

For the purposes of better comparison, the "principal" amounts of energy trading operations recorded in balance sheet accounts, on December 31, 2020, were reduced from the headings "Derivatives => Forward Contracts and Others" in the amounts of R$ 2,623,106, with corresponding impact on total assets and liabilities and between the lines "Financial assets measured at fair value through profit or loss Held for trading" and "Financial liabilities measured at fair value through profit and loss Held for trading" in the cash flow statement cash balance as of December 31, 2020. There was no change in the balance of shareholders' equity or income. The financial statements as of December 31, 2020, presented for comparison purposes, already include the aforementioned adjustments.

Consolidated Financial Statements | December 31, 2022 | 47

Summary by Category

Trading	2022			2021			2020

	Notional	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	779,023,280	(3,682,261)	2,603,217	837,762,019	(1,804,744)	(897,350)	398,925,842	(3,076,947)	(3,597,969)
Assets	393,351,898	11,857,946	13,815,247	418,137,448	13,162,674	7,641,355	278,752,387	6,249,519	14,729,642
CDI (Interbank Deposit Rates)	85,498,232	3,624,970	5,069,441	66,837,268	318,541	(778,177)	41,316,315	326,586	3,010,880
Fixed Interest Rate - Real	186,961,127	6,772,985	4,902,157	231,741,021	9,269,271	6,412,471	54,159,848	4,013,563	9,607,342
Indexed to Price and Interest Rates	182,645	22,536	14,225	2,089,110	-	(234,488)	5,124,411	-	-
Foreign Currency	116,577,474	1,292,203	4,764,609	91,837,446	799,550	2,003,728	178,076,136	959,322	1,039,529
Others	4,132,420	145,252	(935,185)	25,632,603	2,775,313	237,822	75,676	950,048	1,071,891
Liabilities	385,671,382	(15,540,207)	(11,212,030)	419,624,571	(14,967,418)	(8,538,705)	120,173,455	(9,326,465)	(18,327,611)
CDI (Interbank Deposit Rates)	79,217,799	(4,057,095)	(4,363,542)	321,402,883	(4,171,481)	(12,327,484)	33,239,801	(6,911,748)	(13,693,733)
Fixed Interest Rate - Real	210,472,552	(8,512,023)	(4,347,433)	48,874,762	(6,760,576)	2,467,425	45,088,689	(2,183,507)	(2,772,479)
Indexed to Price and Interest Rates	626,129	(166,138)	(87,692)	22,827,336	-	(728,677)	33,026,692	-	(450,958)
Foreign Currency	91,303,383	(2,804,302)	(3,494,263)	887,129	(28,407)	2,287,852	6,636,885	(25)	153,695
Others	4,051,519	(649)	1,080,900	25,632,461	(4,006,955)	(237,822)	2,181,388	(231,186)	(1,564,135)
Options	1,150,540,616	(877,100)	(475,243)	1,130,172,099	(595,345)	(870,355)	2,043,286,085	(282,110)	47,624
Purchased Position	600,275,162	2,243,354	1,419,279	564,829,758	1,240,879	1,385,889	1,006,266,897	1,869,806	4,974,618
Call Option - US Dollar	10,629,479	440,097	214,722	9,898,179	271,464	382,237	1,188,387	47,898	39,202
Put Option - US Dollar	4,474,015	122,896	124,163	4,094,316	140,280	187,123	1,948,673	79,019	109,075
Call Option - Other	94,414,288	674,574	577,487	31,248,540	459,995	510,977	134,761,947	558,794	1,093,583
Interbank Market	92,324,275	608,913	555,707	28,499,055	444,446	495,214	101,421,659	557,167	556,039
Others (2)	2,090,013	65,661	21,780	2,749,485	15,549	15,763	33,340,288	1,627	537,544
Put Option - Other	490,757,380	1,005,787	502,907	519,588,723	369,140	305,553	868,367,889	1,184,095	3,732,758
Interbank Market	490,535,950	980,433	480,682	519,588,723	369,140	305,553	864,852,555	1,183,630	3,729,297
Others (2)	221,430	25,354	22,225	-	-	-	3,515,334	464	3,461
Consolidated Financial Statements | December 31, 2022 | 48

Sold Position	550,265,454	(3,120,454)	(1,894,522)	565,342,341	(1,836,224)	(2,256,244)	1,037,019,188	(2,151,915)	(4,926,994)
Call Option - US Dollar	6,763,742	(292,212)	(165,919)	4,111,016	(170,553)	(152,348)	1,537,670	(70,201)	699,243
Put Option - US Dollar	8,885,700	(409,758)	(508,584)	4,017,161	(348,715)	(287,825)	2,315,919	(137,061)	(192,335)
Call Option - Other	42,840,737	(1,590,130)	(821,508)	33,383,234	(719,460)	(872,335)	130,919,394	(588,023)	(453,919)
Interbank Market	33,377,728	(575,451)	(349,710)	31,730,928	(713,773)	(858,586)	120,156,285	(566,813)	(464,405)
Others (2)	9,463,009	(1,014,679)	(471,798)	1,652,305	(5,687)	(13,749)	10,763,109	(21,210)	10,486
Put Option - Other	491,775,275	(828,354)	(398,511)	523,830,930	(597,497)	(943,736)	902,246,206	(1,356,630)	(4,979,984)
Interbank Market	491,596,383	(804,467)	(378,608)	523,830,930	(597,497)	(943,736)	869,328,317	(1,350,314)	(4,597,427)
Others (2)	178,892	(23,887)	(19,903)	-	-	-	32,917,888	(6,316)	(382,557)
Futures Contracts	278,348,786	-	-	287,984,278	-	-	270,258,566	-	-
Purchased Position	254,505,429	-	-	148,237,279	-	-	110,275,866	-	-
Exchange Coupon (DDI)	77,727,137	-	-	85,931,389	-	-	12,438,695	-	-
Interest Rates (DI1 and DIA)	148,713,860	-	-	28,491,764	-	-	97,837,171	-	-
Foreign Currency	27,444,003	-	-	33,797,350	-	-	-	-	-
Indexes (3)	482,394	-	-	16,776	-	-	-	-	-
Others	138,035	-	-	-	-	-	-	-	-
Sold Position	23,843,357	-	-	139,746,999	-	-	159,982,699	-	-
Exchange Coupon (DDI)	17,259,936	-	-	60,606,204	-	-	73,114,014	-	-
Interest Rates (DI1 and DIA)	3,337,596	-	-	53,267,620	-	-	67,958,767	-	-
Foreign Currency	1,327,928	-	-	25,678,296	-	-	18,653,658	-	-
Indexes (3)	1,787,973	-	-	194,879	-	-	256,261	-	-
Treasury Bonds/Notes	129,924	-	-	-	-	-	-	-	-
Forward Contracts and Others	152,669,932	1,394,796	1,148,525	167,611,313	2,836,843	(1,711,353)	165,663,806	2,693,759	441,028
Purchased Commitment	93,143,116	2,292,188	6,741,298	93,097,212	5,345,415	12,112,679	96,309,648	1,370,654	6,543,254
Currencies	72,849,455	1,938,956	6,426,685	83,752,185	2,738,485	8,501,934	87,254,202	1,370,654	5,026,566
Others	20,293,661	353,232	314,613	9,345,027	2,606,930	3,610,745	9,055,447	-	1,516,688
Sold Commitment	59,526,816	(897,392)	(5,592,773)	74,514,101	(2,508,572)	(13,824,032)	69,354,158	1,323,105	(6,102,227)
Consolidated Financial Statements | December 31, 2022 | 49

Currencies	53,574,925	(847,425)	(6,490,282)	71,611,500	(1,141,826)	(11,932,009)	64,986,757	1,323,328	(4,846,929)
Others	5,951,891	(49,967)	897,509	2,902,602	(1,366,746)	(1,892,023)	4,367,401	(223)	(1,255,298)

(1) Nominal value of updated contracts.

(2) Includes index options, primarily options involving US Treasury, stocks and stock indices.

(3) Includes Bovespa and S&P indices.

Consolidated Financial Statements | December 31, 2022 | 50

a.2) Derivatives Financial Instruments by Counterparty

Notional				2022
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	38,910,036	250,925,646	103,516,216	393,351,898
Options	69,919,242	742,316	1,079,879,058	1,150,540,616
Futures Contracts	1,525,199	-	276,823,587	278,348,786
Forward Contracts and Others	61,719,539	72,055,923	18,894,470	152,669,932

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

Notional				2021	2020
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	152,650,125	233,667,783	31,819,540	418,137,448	278,752,387
Options	1,127,446,708	1,641,361	1,084,030	1,130,172,099	2,043,286,085
Futures Contracts	287,984,278	-	-	287,984,278	270,258,566
Forward Contracts and Others	70,457,399	96,857,222	296,692	167,611,313	163,040,700

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional					2022
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total
Swap		45,216,039	55,756,566	292,379,293	393,351,898
Options		632,690,834	392,814,885	125,034,897	1,150,540,616
Futures Contracts		199,359,807	22,626,385	56,362,594	278,348,786
Forward Contracts and Others		76,955,710	44,449,708	31,264,514	152,669,932

Notional				2021	2020
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	30,501,795	99,817,727	287,817,926	418,137,448	278,752,387
Options	749,406,698	128,500,299	252,265,102	1,130,172,099	2,043,286,084
Futures Contracts	167,320,563	45,239,639	75,424,076	287,984,278	270,258,566
Forward Contracts and Others	72,761,669	67,060,436	27,789,208	167,611,313	163,040,700

a.4) Derivatives by Market Trading

Notional	Stock Exchange (1)	Over the Counter	2022
			Total
Swap	45,837,011	347,514,887	393,351,898
Options	1,076,649,948	73,890,668	1,150,540,616
Futures Contracts	278,348,786	-	278,348,786
Forward Contracts and Others	6,790,867	145,879,065	152,669,932

(1) Includes trades with B3 S.A.

Consolidated Financial Statements | December 31, 2022 | 51

Notional	Stock Exchange (1)	Over the Counter	2021	2020
			Total	Total
Swap	111,418,682	306,718,767	418,137,448	278,752,387
Options	1,094,484,434	35,687,665	1,130,172,099	2,043,286,084
Futures Contracts	287,984,278	-	287,984,278	270,258,566
Forward Contracts and Others	7,108,898	160,502,415	167,611,313	163,040,700

(1) Includes trades with B3 S.A.

a.5) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives are where the exchange of the return of the reference obligation occurs through a cash flow and where, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps – CDS

They are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent to the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives a fee for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect on the calculation of Required Shareholders' Equity (PLE).

	2022		2021		2020

	Nominal Value	Nominal Value	Nominal Value	Nominal Value	Nominal Value	Nominal Value
	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -
	Total Rate of Return Swap	Credit Swap	Total Rate of Return Swap	Credit Swap	Total Rate of Return Swap	Credit Swap
Credit Swaps	3,725,358	7,831,108	3,984,392	-	3,483,628	519,670
Total	3,725,358	7,831,108	3,984,392	-	3,483,628	519,670

During the period, there was no occurrence of a credit event related to triggering events provided for in the contracts.

		2022		2021		2020
	Over		Over		Over
Maximum Potential for Future Payments - Gross	12 Months	Total	12 Months	Total	12 Months	Total
Per Instrument
CDS	11,556,466	11,556,466	3,984,392	3,984,392	4,003,298	4,003,298
Total	11,556,466	11,556,466	3,984,392	3,984,392	4,003,298	4,003,298
Per Risk Classification
Below Investment Grade	11,556,466	11,556,466	3,984,392	3,984,392	4,003,298	4,003,298
Consolidated Financial Statements | December 31, 2022 | 52

Total	11,556,466	11,556,466	3,984,392	3,984,392	4,003,298	4,003,298
Per Reference Entity
Brazilian Government	11,556,466	11,556,466	3,984,392	3,984,392	4,003,298	4,003,298
Total	11,556,466	11,556,466	3,984,392	3,984,392	4,003,298	4,003,298

a.6) Hedge Accounting

There are three types of hedge accounting: Fair Value Hedge, Cash Flow Hedge and Foreing Currency Investments Hedge.

The derivatives used as hedging instruments are represented as follows:

a.6.I ) Fair Value Hedge

Banco Santander’s fair value hedging strategy consists of hedging the exposure to changes in fair value related to recognized assets and liabilities.

The fair value strategy adopted by management segregates transactions by risk factor (e.g. Real/Dollar foreign exchange risk, fixed Reais interest rate risk, Dollar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge the changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed (pre define interest rate at inception) assets and liabilities.

Banco Santander applies fair value hedge as follows:

•  Designates Foreign Currency + Coupon versus %CDI and Pre - Real Interest Rate or contracts dollar futures (DOL, DDI/DI) as derivatives instruments in Hedge Accounting structures, with foreign currency loan operations being the object of such transactions.

• The Bank has an active loan portfolio originated in Dollars at a fixed rate at Santander EFC, whose operations are registered in Euros. As a way of managing this mismatch, the Bank designates Foreign Currency swap Floating Euro versus Fixed Dollar as market risk hedge of the corresponding credits.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial Assets portfolio measured through Other Comprehensive Income. To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a hedge accounting framework.

• The Bank has a risk to the IPCA (Broad pricing to consumers index) generated by debentures in the portfolio of securities available for sale. To manage this mismatch, it contracts IPCA (DAP) futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

In order to assess the effectiveness and measure the ineffectiveness of the strategies, the institution complies with international accounting standard IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the hedge ratio remains effective.

To assess the effectiveness and measure the ineffectiveness of the strategies, the Bank follows IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure, and repeated periodically (prospective and retrospective test) to demonstrate that the hedge relationship remains effective.

a) Prospective test: according to the standard, the prospective test must be done on the start date (inception) and quarterly to demonstrate that the expectation regarding the effectiveness of the hedge relationship is high.

a.1) The initial prospective test (at inception): it is restricted to a qualitative review of the critical terms and conditions of the instrument and the hedged object, to a conclusion that changes in the market value of both instruments are expected to completely cancel each other out.

a.2) The prospective periodic test: the sensitivity of the present value of the hedged object and the hedging instrument to a parallel variation of 10 Basis Points in the interest rate curve will be computed periodically. For the purposes of effectiveness, the ratio of the two sensitivities must be between 80% and 125%.

Consolidated Financial Statements | December 31, 2022 | 53

b) Retrospective test: the retrospective effectiveness test will be conducted by comparing the market to market (mtm) variation of the hedge instrument from the beginning date with the variation of the hedge object's mtm from the beginning.

In fair value hedges, gains or losses, both on hedge instruments and on hedged items (attributable to the type of risk being protected) are recognized directly in the consolidated income statement.

	2022		2021		2020
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Brazilian Treasury Bonds (LTN, NTN-F)	-	-	3,756,394	-	(2,183,841)	-
Trade Finance Off	(189)	-	728	-	(5,092)	-
Total	(189)	-	3,757,122	-	(2,188,933)	-

						12/31/2022
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Swap Contracts	437,702	48,140	485,842	461,499	(24,687)	436,812
Credit Operations Hedge	437,702	48,140	485,842	461,499	(24,687)	436,812
Hedge of Securities	-	-	-	-	-	-
Future Contracts	75,057,601	3,862,299	78,919,900	75,953,237	1,729,350	77,682,587
Credit Operations Hedge	11,451,502	686,249	12,137,751	10,529,915	3,067,594	13,597,509
Hedge of Securities	3,971,751	-	3,971,751	3,787,939	(609,013)	3,178,926
Funding Hedge	59,634,348	3,176,050	62,810,398	61,635,383	(729,231)	60,906,152

						12/31/2021
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Swap Contracts	84,767	(2,204)	82,563	84,937	3,175	88,112
Credit Operations Hedge	84,767	(2,204)	82,563	84,937	3,175	88,112
Future Contracts	41,437,967	(7,913)	41,430,054	46,351,128	(2,031,108)	44,320,021
Credit Operations Hedge	2,850,589	(14,439)	2,836,150	2,738,830	15,685	2,754,515
Hedge of Securities	38,587,378	6,527	38,593,904	43,612,299	(2,046,793)	41,565,506

						12/31/2020
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Future Contracts	46,649,331	-	46,649,331	42,529,036	2,802,690	45,331,727
Hedge of Securities	46,649,331	-	46,649,331	42,529,036	2,802,690	45,331,727

(*) The Bank has market risk hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the liability position of the respective instruments. For structures whose instruments are futures, we show the calculated daily adjustment balance, recorded in a memorandum account.

a.6.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes exchange rates for unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• Contracts fixed dollar-indexed asset swaps and liabilities in foreign currency and designates them as a hedging instrument in a Cash

Consolidated Financial Statements | December 31, 2022 | 54

Flow Hedge structure, with the object of loan operations in foreign currency negotiated with third parties through offshore agencies and debt securities foreign currency held to maturity.

• It contracts Dollar futures or DDI + DI futures (Synthetic Dollar Futures) and designates them as a protection instrument in a Cash Flow Hedge structure, having as object item the Bank's credit portfolio in Dollars and Promissory Notes in securities portfolio available for sale.

• The Bank has a portfolio of assets indexed to the Euro and traded at Offshore agencies. In the transaction, the value of the asset in Euro will be converted to Dollar at the exchange contract rate for entering the transaction. As of the conversion, the principal amount of the transaction, already expressed in dollars, will be corrected by a floating or pre-fixed rate. The assets will be hedged with Swap Cross Currency, in order to transfer the risk in Euro to LIBOR + Coupon.

To assess the effectiveness and measure the ineffectiveness of these strategies, Banco Santander follows IAS 39, which indicates that the effectiveness test must be carried out in the design/start of the hedge structure (prospective test) and repeated periodically (prospective and retrospective test) for demonstrate that the expectation of the hedge relationship remains effective (between 80 and 125%).

In this hedge strategy, the effectiveness tests (prospective/retrospective) are conducted by comparing two proxies, one for the hedged object and the other for the instrument.

The hedge object proxy is a “conceptual” swap, where the passive “tip” simulates the part of the Stable Portion to be protected and the active pre-fixed “tip” is identical to the set of futures designated as a hedge, being consistent with market rates practiced on the day the hedge is designated. The hedge instrument proxy is a “conceptual” swap, where the active “tip” is made up of the number of futures contracts designated as hedging, and the passive pre-fixed “tip” is the rate negotiated in the acquisition of these contracts. The proxy is stable throughout the strategy since the contracts are maintained until maturity.

Any ineffectiveness is recognized in the income statement in the line Gains (losses) on financial assets and liabilities (net).

a) Prospective Test: according to the regulations, the prospective test must be performed on the start date and quarterly to demonstrate that the expectation regarding the effectiveness of the hedge relationship is high, however the tests are carried out monthly for proactive monitoring and more efficient projections, in addition to better maintenance of testing-related routines.

a.1) Periodic Prospective Test: Market Risk makes the projections of three scenarios for the tests, being: 1st 10bps on the curve; 2nd 50bps on the curve and 3rd 100bps on the curve. Using the validated estimates, prospective tests are performed by valuing the two variable legs of the transaction to market.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the start date of each new strategy.

b) Retrospective test: it must be performed monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented above. Any ineffectiveness is recognized in the income statement.

The Ineffective portion is measured using the prospective hedge test and if identified recognized in the income statement in the line Gains (losses) on financial assets and liabilities (net).

Effectiveness should be between 80% and 125%.

In cash flow hedges, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption “Other comprehensive income - cash flow hedges” (Note 25) until the anticipated transactions occur, when this portion is recognized in the consolidated income statement, except if the anticipated transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability. The non-effective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the consolidated income statement. And the ineffective portion of the gains and losses on cash flow hedge instruments in an operation abroad is recognized directly in “Gains (losses) on financial assets and liabilities (net)” in the consolidated statements of income.

Consolidated Financial Statements | December 31, 2022 | 55

		2022		2021		2020
Hedge Structure		Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds		-	-	-	-	14,666	-
Trade Finance Off		(72,624)	-	(236,630)	-	58,088	-
Government Securities (LFT)		(984,396)	-	(982,648)	-	727,437	-
CDB		(536,935)	-	402,779	-	-	-
Total		(1,593,955)	-	(816,500)	-	800,190	-

						12/31/2022

						Hedge Instruments	Hedge Object
	Curve		Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value		Value - liability	Market Value	Value	Value	Value
Future Contracts	42,617,519		403,700	43,021,219	42,568,476	2,611,153	45,179,629
Credit Operations Hedge	14,039,535		54,882	14,094,417	12,251,307	2,647,973	14,899,280
Hedge of Securities	17,126,826		348,474	17,475,300	18,375,905	1,912,343	20,288,248
Funding Hedge	11,451,158		344	11,451,502	11,941,264	(1,949,163)	9,992,101

						12/31/2021

						Hedge Instruments	Hedge Object
	Curve		Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value		Value - liability	Market Value	Value	Value	Value
Swap Contracts	110,932,644		(616,062)	110,316,582	128,673,067	(8,912,769)	119,760,298
Credit Operations Hedge	28,542,862		(577,845)	27,965,018	28,659,545	1,508,397	30,167,942
Hedge of Securities	71,320,781		(26)	71,320,756	89,837,000	(10,543,430)	79,293,570
Hedge of Securities	11,069,000		(38,191)	11,030,809	10,176,522	122,264	10,298,786

						12/31/2020

						Hedge Instruments	Hedge Object
			Accounting	Adjustment to		Market	Accounting
Strategies			Value - liability	Market Value		Value	Value
Swap Contracts			1,428,053	1,428,053		1,302,666	1,302,666
Hedge of Securities			1,428,053	1,428,053		1,302,666	1,302,666
Future Contracts			19,500,234	19,500,234		23,447,934	23,447,934
Credit Operations Hedge (1)			19,500,234	19,500,234		23,447,934	23,447,934

(*) The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the liability position of the respective instruments. For structures whose instruments are futures, we show the notional balance, recorded in a memorandum account.

a.6) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 S.A. with its own and third party derivative financial instruments is composed of federal public securities.

	2022	2021	2020
Financial Treasury Bills - LFT	18,269,122	31,305,549	4,363,666
National Treasury Bills - LTN	3,291,246	3,751,223	6,155,276
National Treasury Notes - NTN	10,904,676	7,725,538	2,814,274
Total	32,465,044	42,782,310	13,333,215

b) Short Positions

On December 31, 2022, the balance of short positions totaled R$22,047,423 (2021 - R$12,780,559 and 2020 - R$45,807,946) which includes the value of financial liabilities resulting from the direct sale of purchased financial assets through resale or loan commitments.

Consolidated Financial Statements | December 31, 2022 | 56

9.               Loans and advances to clients

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to clients” in the consolidated financial statements is as follows:

Thousand of reais	2022	2021	2020

Classification:
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	1,894,282	392,455	60,808
Financial Assets Measured At Amortized Cost	488,735,746	464,451,587	393,707,229
Of which:
Loans and receivables at amortized cost	522,761,008	492,962,247	417,761,218
Impairment losses	(34,025,262)	(28,510,660)	(24,053,989)
Loans and advances to customers, net	490,630,028	464,844,042	393,768,037
Loans and advances to customers, gross	524,655,290	493,354,702	417,822,026

Thousand of reais	2022	2021	2020

Type:
Loans operations (1)	492,232,308	457,384,432	390,941,415
Lease Portfolio	2,862,185	2,532,048	2,096,240
Repurchase agreements	-	6,044,808	4,530,041
Other receivables (2)	29,560,797	27,393,414	20,254,330
Total	524,655,290	493,354,702	417,822,026

(1) Includes loans, financing and other receivables with credit characteristics.

(2) Refers substantially to Foreign Exchange Transactions and Other Receivables with the characteristic of granting credit.

Note 43-d contains details of the residual maturity periods of financial assets measured at the corresponding amortized cost. There are no loans and advances to customers in significant amounts without fixed maturity dates.

b) Detail

Below, the details, by condition and type of credit, debtor sector and interest rate formula, of loans and advances to customers, which reflect the Bank's exposure to credit risk in its main activity, gross of reduction losses to recoverable value:

Thousand of reais	2022	2021	2020
Loan borrower sector:
Commercial, and industrial	223,321,961	215,967,128	191,281,653
Real estate-construction	58,242,768	54,738,607	45,791,869
Installment loans to individuals	240,227,475	220,115,963	178,652,145
Lease financing	2,863,086	2,533,004	2,096,359
Total	524,655,290	493,354,702	417,822,026

Thousand of reais						2022	2021	2020
Interest rate formula:
Fixed interest rate						353,381,012	337,583,246	292,884,352
Floating rate						171,274,278	155,771,456	124,937,674
Total						524,655,290	493,354,702	417,822,026

								2022
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	126,507,628	46.89%	83,448,296	47.02%	13,366,037	17.27%	223,321,961	42.57%

Real estate	4,297,742	1.59%	10,905,342	6.14%	43,039,684	55.63%	58,242,768	11.09%
Consolidated Financial Statements | December 31, 2022 | 57

Installment loans to individuals	137,581,042	51.00%	81,679,970	46.02%	20,966,463	27.09%	240,227,475	45.79%

Lease financing	1,397,799	0.52%	1,454,533	0.82%	10,754	0.01%	2,863,086	0.55%
Loans and advances to customers, gross	269,784,211	100.00%	177,488,141	100.00%	77,382,938	100.00%	524,655,290	100.00%

								2021
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	165,729,422	61.37%	73,723,212	45.81%	8,221,617	13.18%	247,674,251	50.20%

Real estate	3,985,684	1.48%	10,137,988	6.30%	40,614,935	65.12%	54,738,607	11.10%
Installment loans to individuals	99,050,959	36.68%	75,832,619	47.12%	13,525,262	21.69%	188,408,840	38.19%

Lease financing	1,284,868	0.48%	1,238,498	0.77%	9,638	0.02%	2,533,004	0.51%
Loans and advances to customers, gross	270,050,934	100.00%	160,932,317	100.00%	62,371,452	100.00%	493,354,702	100.00%

								2020
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	127,569,542	58.23%	60,190,422	40.94%	3,521,688	6.81%	191,281,652	45.78%

Real estate	3,419,553	1.56%	8,973,495	6.10%	33,398,822	64.54%	45,791,870	10.96%
Installment loans to individuals				52.15%	14,810,364	28.62%	178,652,145	42.76%
	87,174,594	39.79%	76,667,187
Lease financing	899,055	0.41%	1,182,713	0.80%	14,591	0.03%	2,096,359	0.50%
Loans and advances to customers, gross	219,062,744	100.00%	147,013,817	100.00%	51,745,465	100.00%	417,822,026	100.00%

Thousand of reais						2022	2021	2020

Maturity
Less than 1 year						269,784,211	270,050,934	219,062,744
Between 1 and 5 years						177,488,141	160,932,317	147,013,817
More than 5 years						77,382,938	62,371,451	51,745,465
Loans and advances to customers, gross						524,655,290	493,354,702	417,822,026

Internal risk classification
Low						392,397,296	374,505,212	347,315,357
Medium-low						77,992,749	79,216,725	24,277,404
Medium						18,647,136	14,589,977	26,231,871
Medium - high						13,573,901	9,413,110	3,896,457
High						22,044,208	15,629,678	16,100,937
Loans and advances to customers, gross						524,655,290	493,354,702	417,822,026

c) Impairment losses

The tables below show the reconciliations of the beginning and ending balances of the allowance for losses by category of financial instrument. The terms expected credit losses over 12 months, expected credit losses over their useful life and impairment losses are explained in the accounting practices note.

The changes in provisions for impairment losses in the balances of the item "Financial assets measured at amortized cost" are as follows:

Consolidated Financial Statements | December 31, 2022 | 58

Thousand of reais				2022
	Stage 1	Stage 2	Stage 3
	Credit losses expected in 12 months	Expected credit losses over a useful life not subject to impairment	Expected credit losses during the useful life subject to impairment
				Total

Balance at beginning of year	6,977,664	5,753,855	16,991,855	29,723,374
Impairment losses charged to income for the year	2,418,459	7,757,352	13,624,909	23,800,720
Transfers between stages	(387,312)	(124,415)	7,860,172	7,348,445
Movement of the period	2,805,771	7,881,767	5,764,737	16,452,275
Of which:
Commercial and industrial	262,834	696,692	7,894,856	8,854,382
Real estate-construction	(6,839)	(20,320)	271,494	244,335
Installment loans to individuals	2,163,216	7,084,057	5,438,540	14,685,813
Lease financing	(752)	(3,077)	20,019	16,190
Variation by Stage	(6,516,310)	(6,652,359)	13,168,669	-
Write-off of impaired balances against recorded impairment allowance	-	-	(18,340,010)	(18,340,010)
Of which:
Commercial and industrial	-	-	(4,919,792)	(4,919,792)
Real estate-construction	-	-	(114,637)	(114,637)
Installment loans to individuals	-	-	(13,294,696)	(13,294,696)
Lease financing	-	-	(10,885)	(10,885)
Exchange Variation	6,104	2,610	18,825	27,539
Balance at end of year	2,885,917	6,861,458	25,464,248	35,211,623
Of which:
Loans and advances to customers	2,807,780	6,852,845	24,364,637	34,025,262
Loans and amounts due from credit institutions (Note 5)	12,599	-	-	12,599
Provision for Debt Instruments (Note 6)	65,537	8,613	1,099,612	1,173,762

Recoveries of loans previously charged off	-	-	983,030	983,030
Of which:
Commercial and industrial	-	-	597,436	597,436
Real estate-construction	-	-	35,671	35,671
Installment loans to individuals	-	-	346,097	346,097
Lease financing	-	-	3,826	3,826
Discount Granted	-	-	(2,011,059)	(2,011,059)

Thousand of reais		2022	2021	2020
Balance at beginning of year		29,723,374	25,640,489	22,625,750
Impairment losses charged to income for the year		23,800,720	16,986,695	18,311,441
Of which:
Commercial and industrial		8,854,382	3,340,309	6,918,671
Real estate-construction		244,335	116,031	81,415
Installment loans to individuals		14,685,813	13,531,815	11,308,689
Lease financing		16,190	(1,460)	2,666
Write-off of impaired balances against recorded impairment allowance		(18,340,010)	(12,934,687)	(15,297,428)
Of which:
Commercial and industrial		(4,919,792)	(5,184,225)	(4,744,944)
Real estate-construction		(114,637)	(166,579)	(232,262)
Installment loans to individuals		(13,294,696)	(7,575,967)	(10,433,131)
Lease financing		(10,885)	(7,916)	(14,588)
Exchange Variation		27,539	30,878	127,499
Balance at end of year		35,211,623	29,723,376	25,640,488
Of which:
Loans and advances to customers		34,025,262	28,510,659	24,053,989
Loans and amounts due from credit institutions (Note 5)		12,599	21,825	9,065
Provision for Debt Instruments (Note 6)		1,173,762	1,190,892	1,577,435
Recoveries of loans previously charged off		983,030	1,536,336	861,253
Of which:
Commercial and industrial		597,436	462,523	422,023
Consolidated Financial Statements | December 31, 2022 | 59

Real estate-construction	35,671	64,257	55,631
Installment loans to individuals	346,097	1,002,257	370,491
Lease financing	3,826	7,299	13,107

Considering the amounts recognized in "Losses due to non-recovery against income", "Recoveries of loans written off as a loss" and "Discount Granted", "Losses on financial assets - Financial assets measured at amortized cost" totaled on December 31, 2022, R$ 24,828,749 (2021 – R$ 17,112,734 and 2020 – R$ 17,450,188).

The balances of the provision for losses due to non-recovery by debtor sector are as follows:

Thousand of reais	2022	2021	2020

Commercial and industrial	12,259,205	8,324,614	9,757,193
Real estate - Construction	283,946	154,248	193,935
Installment loans to individuals	22,658,949	21,240,296	15,675,765
Lease financing	9,523	4,218	13,594
Total	35,211,623	29,723,376	25,640,488

d) Impaired assets

Details of changes in the balance of financial assets recorded as “Financial assets measured at amortized cost - Loans and advances to customers”, “Debt Instrument” which are classified as amortized cost and classified as non-recoverable (as per the definition described in note 1. i) due to credit risk are as follows:

Thousand of reais	2022	2021	2020

Balance at the beginning of the period	26,923,312	23,176,039	23,426,076
Net additions	31,920,565	18,428,727	14,757,908
Written-off assets	(19,620,042)	(14,681,454)	(15,007,946)
Balance at end of year	39,223,835	26,923,312	23,176,039

Below, the details of non-recoverable financial assets, classified by maturity:

Thousand of reais	2022	2021	2020

With no Past-Due Balances or Less than 3 Months Past Due	23,036,735	12,885,506	12,966,813
With Balances Past Due by
3 to 6 Months	4,349,146	4,717,302	3,049,974
6 to 12 Months	9,536,043	6,866,628	4,798,859
12 to 18 Months	1,481,516	1,253,046	1,243,809
18 to 24 Months	315,987	659,702	607,527
More than 24 Months	504,408	541,129	509,056
Total	39,223,835	26,923,312	23,176,039

Thousand of reais	2022	2021	2020
Debt Sector
Commercial and industrial	14,156,235	11,439,692	10,558,213
Real estate - Construction	1,057,989	470,115	456,130
Installment loans to individuals	23,999,266	14,996,152	12,144,238
Lease financing	10,345	17,353	17,458
Total	39,223,835	26,923,312	23,176,039

Consolidated Financial Statements | December 31, 2022 | 60

e) Loan past due for less than 90 days but not classified as impaired

Thousand of reais	2022	% of total loans past due for less than 90 days	2021	% of total loans past due for less than 90 days	2020	% of total loans past due for less than 90 days

Commercial and industrial	4,940,611	21.43%	4,892,277	20.68%	5,131,885	25.80%
Real estate - Construction	4,063,490	17.63%	3,605,641	15.24%	3,085,498	15.51%
Installment loans to individuals	14,035,606	60.89%	15,150,254	64.04%	11,660,666	58.62%
Financial Leasing	11,806	0.05%	10,961	0.05%	13,292	0.07%
Total (1)	23,051,513	100.00%	23,659,133	100.00%	19,891,340	100.00%

(1) Refers exclusively to loans between 1 and 90 days.

f) Lease at present value

As at December 31, 2022, 2021 and 2020 there were no leasing agreements or commitments that are considered individually relevant.

Breakdown by maturity

Gross investment in lease transactions

Thousand of reais	2022	2021	2020

Overdue	2,066	3,531	2,740
Due to:
Up to 1 year	1,197,133	1,067,567	952,172
From 1 to 5 years	1,888,521	1,642,506	1,394,525
Over 5 years	123,496	132,459	20,128
Total	3,211,216	2,846,063	2,369,565

g) Transfer of financial assets with retention of risks and benefits

As of December 31, 2022, the balance recorded under “Loans and advances to customers” referring to operations assigned is R$32,647 (2021 - R$40,790 and 2020 - R$55,284) and R$32,138 (2021 – R$40,511 and 2020 - R$55,105 ) of “Financial Liabilities Associated with the Transfer of Assets” (Note 20).

The assignment operation was carried out with a co-obligation clause, with compulsory repurchase in the following situations:

- defaulted contracts for a period of more than 90 consecutive days;

- contracts subject to renegotiation;

- contracts subject to portability, pursuant to Resolution 3,401 of the National Monetary Council (CMN);

- contracts subject to intervention.

10.             Non-current assets held for sale

As of December 31, 2022, 2021 and 2020, the total amount of non-current assets held for sale includes assets not in use and other tangible assets. The variation of the caption "Non-current assets held for sale" is as follows:

Thousand of reais	2022	2021	2020

Balance at beginning of year	1,065,420	1,362,602	1,580,496
Loan repayments - repossession of assets	201,391	235,904	445,173
Consolidated Financial Statements | December 31, 2022 | 61

Capital Increase in Companies held for sale	56,512	66,197	-
Sales	(413,777)	(599,283)	(663,067)
Final balance, gross	909,546	1,065,420	1,362,602
Impairment losses (1)	(210,410)	(249,075)	(269,693)
Impairment as a percentage of foreclosed assets	23.13%	23.38%	19.79%
Balance at end of year	699,136	816,345	1,092,909
(1)	In 2022, includes the amount of R$196,649 (2021 – R$182,448 and 2020 – R$24,751) of reversal of provisions for depreciation on real estate and R$2,053 (2021 – R$2,194) of provisions for depreciation on vehicles, constituted based on appraisal reports prepared by a specialized external consultancy, accounted for as a provision for non-recovery losses (“impairment”).

11.             Investments in associates and joint ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled when they possess a shareholders' agreement, which sets that the strategic, financial and operating decisions requires the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

a) Breakdown

				Participation %
Jointly Controlled by Banco Santander	Activity	Country	2022	2021	2020
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	15.56%	19.45%	20.00%
Campo Grande Empreendimentos (5)	Other Activities	Brazil	0.00%	25.32%	25.32%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%	50.00%
CIP S.A (6)	Other Activities	Brazil	17.87%	0.00%	0.00%

Jointly Controlled by Santander Corretora de Seguros
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (4)	Insurance Broker	Brazil	50.00%	50.00%	50.00%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	Insurance Broker	Brazil	20.00%	0.00%	0.00%
Jointly Controlled by Aymoré CFI
Solution 4Fleet	Other Activities	Brazil	80.00%	80.00%	0.00%
Consolidated Financial Statements | December 31, 2022 | 62

(1) Companies with a one-month lag for the calculation of equity equivalence. For the accounting of equity income, the position of 11/30/2022 was used on 12/31/2022.

(2) Although the stake is less than 20%, the Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement where no business decision can be taken by a single shareholder.

(3) Although the stake exceeds 50%, in accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Carsales).

(4) Pursuant to the shareholders' agreement, control is shared by Santander Corretora de Seguros and PSA Services LTD.

(5) Participation arising from the credit recovery of Banco Comercial e de Investimentos Sudameris S.A., incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated by Banco Santander (Brasil) S.A., one of the Company's partners. The partners are conducting the procedures for the dissolution of the company, which depends on the sale of a property. Once sold, the company will be liquidated and each partner will receive their share of the equity.

(6) In March 2022, the Interbank Payments Chamber – CIP was demutualized. The non-profit association underwent a spin-off in which part of the equity was incorporated into a new for-profit company CIP S.A.

	Investments
	2022	2021	2020
Jointly Controlled by Banco Santander	1,053,127	628,040	590,219
Banco RCI Brasil S.A.	552,572	591,745	544,236
Estruturadora Brasileira de Projetos S.A. - EBP	746	1,257	1,273
Gestora de Inteligência de Crédito	61,590	13,522	28,680
Campo Grande Empreendimentos	-	255	255
Santander Auto S.A.	30,778	21,261	15,775
CIP S.A	407,441	-	-

Jointly Controlled by Santander Corretora de Seguros	674,443	593,002	504,766
Webmotors S.A.	386,437	359,092	316,597
Tecnologia Bancária S.A. - TECBAN	243,649	232,109	186,357
Hyundai Corretora de Seguros	1,254	1,260	1,044
PSA Corretora de Seguros e Serviços Ltda.	540	541	768
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	42,563	-	-
Jointly Controlled by Aymoré CFI	-	11,604	-
Solution 4 Fleet.	-	11,604	-
Total	1,727,570	1,232,646	1,094,985

		Results of Investments
	2022	2021	2020
Jointly Controlled by Banco Santander	134,043	54,493	50,914
Banco RCI Brasil S.A.	84,214	62,813	72,057
Norchem Participações e Consultoria S.A.	-	-	333
CIP S.A.	50,607	-	-
Estruturadora Brasileira de Projetos S.A. - EBP	43	(16)	9
Gestora de Inteligência de Crédito	(13,365)	(14,419)	(19,064)
Santander Auto S.A.	12,544	6,115	(2,421)

		Equity in earnings
	2022	2021	2020
Jointly Controlled by Santander Corretora de Seguros	65,136	91,833	61,380
Webmotors S.A.	52,085	45,817	38,823
Tecnologia Bancária S.A. - TECBAN	11,540	45,752	22,219
Hyundai Corretora de Seguros	(6)	216	110
PSA Corretora de Seguros e Serviços Ltda.	1,021	48	226
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	496	-	-
Jointly Controlled by Aymoré CFI	-	(2,142)	-
Solution 4 Fleet.	-	(2,142)	-

Significant Influence of Banco Santander	-	-	(33)
Norchem Holding e Negócios S.A.	-	-	(33)
Total	199,179	144,184	112,261

			2022
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	15,665,896	15,289,473	446,732
Banco RCI Brasil S.A.	11,232,921	11,078,109	211,111
Estruturadora Brasileira de Projetos S.A. - EBP	6,831	11,427	390
Gestora de Inteligência de Crédito	1,565,100	1,642,454	(68,330)
Santander Auto S.A.	208,976	182,551	26,425
CIP S.A	2,652,068	2,374,932	277,136
Consolidated Financial Statements | December 31, 2022 | 63

Jointly Controlled by Santander Corretora de Seguros	3,593,408	3,459,786	133,621
Webmotors S.A.	393,592	316,559	77,033
Tecnologia Bancária S.A. - TECBAN	2,973,912	2,921,075	52,837
Hyundai Corretora de Seguros Ltda.	4,025	4,037	(12)
PSA Corretora de Seguros e Serviços Ltda.	5,400	3,358	2,041
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	216,479	214,757	1,722
Total	19,259,304	18,749,259	580,353

			2021
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	12,488,103	12,473,458	95,420
Banco RCI Brasil S.A.	11,147,493	11,080,238	157,462
Estruturadora Brasileira de Projetos S.A. - EBP	11,339	11,476	(136)
Gestora de Inteligência de Crédito	1,173,234	1,237,937	(74,136)
Santander Auto S.A.	156,037	143,807	12,230
Jointly Controlled by Santander Corretora de Seguros	3,055,130	2,824,094	231,035
Webmotors S.A.	342,195	276,743	65,452
Tecnologia Bancária S.A. - TECBAN	2,707,571	2,542,515	165,056
Hyundai Corretora de Seguros Ltda.	3,353	2,921	431
PSA Corretora de Seguros e Serviços Ltda.	2,011	1,915	96

Significant Influence of Banco Santander	14,871	17,548	(2,677)
Norchem Holding e Negócios S.A.	14,871	17,548	(2,677)
Total	15,558,104	15,315,100	323,778

			2020
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	12,900,571	11,255,396	51,847
Banco RCI Brasil S.A.	11,620,304	10,255,995	99,951
Norchem Participações e Consultoria S.A.	70,475	27,781	534
Estruturadora Brasileira de Projetos S.A. - EBP	11,562	39	148
Gestora de Inteligência de Crédito	1,126,424	933,115	(45,410)
Santander Auto S.A.	71,807	38,466	(3,376)
Jointly Controlled by Santander Corretora de Seguros	2,952,308	1,692,770	68,469
Webmotors S.A.	512,687	78,856	21,529
Tecnologia Bancária S.A. - TECBAN	2,435,377	1,612,822	46,735
Hyundai Corretora de Seguros Ltda.	2,076	251	(43)
PSA Corretora de Seguros e Serviços Ltda.	2,168	841	247
Significant Influence of Banco Santander	126,877	29,391	(225)
Norchem Holding e Negócios S.A.	126,877	29,391	(225)
Total	15,979,756	12,977,558	120,091

b) Changes

The changes in the balance of this item in the years ended December 31, 2022, 2021 and 2020 were:

	2022	2021	2020
Jointly Controlled by Banco Santander
Balance at beginning of year	1,232,646	1,094,985	1,049,510
Additions / disposals (net) due to change in the scope of consolidation	(11,604)	(739)	(41,851)
Additions /disposals	103,500	13,746	13,571
Add / Lower	(809)	-	-
Share of results of entities accounted for using the equity method	199,179	144,184	112,293
Dividends proposed/received	(125,732)	(66,878)	(59,784)
Adjustment to market value	(26,355)	-	-
Others	-	47,348	21,246
Balance at end of year	1,370,825	1,232,646	1,094,985

Significant Influence of Banco Santander
Consolidated Financial Statements | December 31, 2022 | 64

Balance at beginning of year	-	-	21,252
Share of results of entities accounted for using the equity method	-	-	(33)
Dividends proposed/received	-	-	(239)
Alienation	356,745	-	(20,980)
Balance at end of year	356,745	-	-

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2022, 2021 and 2020.

d) Other information

Details of the principal jointly controlled entities:

Banco RCI Brasil S.A.: A company incorporated in the form of a joint stock company with headquarters in Paraná, aims to the main practice of investment, leasing, credit, financing and investment operations, with a view to sustain the growth of the automotive brands Renault and Nissan in the Brazilian market, with operations focused on, mainly to financing and leasing to the final consumer. It is a financial institution that is part of the RCI Group Banque and Santander Conglomerate, their operations being conducted in the context of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the main decisions that impact this company is taken jointly between Banco Santander and other controlling shareholders.

Webmotors S.A.: A company incorporated in the form of a privately held company with headquarters in São Paulo and has as its object development, implementation and / or availability of electronic catalogs, space, product, services or means for the sale of products and / or services related to the automobile industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to electronic commerce activities and other uses or applications of the Internet, as well as participation in the capital of other companies and the management of related businesses and ventures. It is a member of the Santander Economic-Financial Conglomerate (Conglomerado Santander) and Carsales.com Investments PTY LTD (Carsales), with its operations conducted in the context of a set of institutions that act in an integrated manner. According to the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controllers.

		2022		2021		2020
	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors
Current assets	10,608,167	404,644	10,187,883	342,195	11,270,565	276,170
Current liabilities	9,284,716	86,928	8,754,744	71,742	9,825,654	220,707
Cash and cash equivalents	306,035	2,161	341,015	2,746	201,142	1,411
Depreciation and amortization	(1,592)	(818)	(1,628)	(19,152)	(1,577)	(14,949)
Revenue	885,062	84,742	637,856	331,586	732,253	277,270
Interest income	1,875,538	12,887	1,308,649	3,938	1,354,283	2,283
Interest expense	(1,057,093)	-	(592,776)	-	(483,506)	-
Tax Income / (expense)	(103,934)	(43,634)	(105,266)	(32,819)	(169,957)	(26,314)
Current financial liabilities (excluding trade and other payables and provisions)	3,814,862	-	3,293,251	58,910	3,279,806	58,910
Non-current financial liabilities (excluding trade and other payables and provisions)	5,747,252	-	5,218,945	796	5,947,683	796

12.             Tangible assets

The Bank's tangible assets refer to property, plant and equipment for own use. The Bank does not have tangible assets held as investment property or leased under operating leases.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Consolidated Financial Statements | December 31, 2022 | 65

Thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Leased Fixed Assets	Others	Total
Balance on December 31, 2019	2,840,170	5,345,320	10,172,692	3,082,781	2,053	21,443,016
Additions	8,831	559,388	667,704	-	-	1,235,923
Additions resulting mergers	-	-	-	738,603	-	738,603
Cancellation of lease agreements	-	-	-	(246,308)	-	(246,308)
Write-off	(23,771)	(2,241,220)	(416,600)	-	-	(2,681,591)
Transfers	(8,485)	120,158	39,861	-	(806)	150,728
Balance on December 31, 2020	2,816,745	3,783,646	10,463,657	3,575,076	1,247	20,640,371

Additions	32,959	435,858	693,957	-	-	1,162,774
Additions resulting mergers	-	-	-	103,449	-	103,449
Cancellation of lease agreements	-	-	-	(254,101)	-	(254,101)
Write-off	(50,181)	(1,584,956)	(402,817)	-		(2,037,954)
Transfers	-	651,607	(468,561)	-	-	183,046
Balance on December 31, 2021	2,799,523	3,286,155	10,286,236	3,424,424	1,247	19,797,585

Additions	44,475	185,248	896,388	-	-	1,126,111
Additions by Company Acquisition	-	-	-	333,742	-	333,742
Cancellation of lease agreements	-	-	-	(115,842)	-	(115,842)
Write-off	(49,212)	(215,731)	(531,621)	-	-	(796,564)
Transfers	-	54,958	26,128	-	-	81,086
Balance on December 31, 2022	2,794,786	3,310,630	10,677,131	3,642,324	1,247	20,426,118

Accumulated depreciation	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Leased Fixed Assets	Others	Total
Balance on December 31, 2019	(828,691)	(4,038,210)	(6,186,418)	(555,816)	-	(11,609,135)
Additions	(86,954)	(537,908)	(846,881)	(568,062)	-	(2,039,805)
Write-off	11,020	2,263,857	359,618	-	-	2,634,495
Transfers	1,765	66,717	(88,612)	-	-	(20,130)
Balance on December 31, 2020	(902,860)	(2,245,544)	(6,762,293)	(1,123,878)	-	(11,034,575)

Additions	(108,946)	(291,174)	(896,705)	(553,955)	-	(1,850,780)
Write-off	38,337	940,737	448,471	572,833	-	2,000,378
Transfers	-	10	(102,187)	-	-	(102,177)
Balance on December 31, 2021	(973,469)	(1,595,971)	(7,312,714)	(1,105,000)	-	(10,987,154)

Additions	(101,576)	(332,594)	(865,145)	(560,728)	-	(1,860,043)
Write-off	28,904	214,948	404,157	-	-	648,009
Transfers	-	(117)	(3,673)	-	-	(3,790)
Balance on December 31, 2022	(1,046,141)	(1,713,734)	(7,777,375)	(1,665,728)	-	(12,202,978)

Losses from non-recovery (impairment)
Balance on December 31, 2019	(14,446)	-	(37,479)	-	-	(51,925)
Impacts on results	(11,162)	-	7,789	-	(13,387)	(16,760)
Balance on December 31, 2020	(25,608)	-	(29,690)	-	(13,387)	(68,685)

Impacts on results	3,310	-	38,729	-	-	42,039
Balance on December 31, 2021	(22,298)	-	9,039	-	(13,387)	(26,646)

Impacts on results	(5,644)	-	(87)	-	-	(5,731)
Balance on December 31, 2022	(27,942)	-	8,952	-	(13,387)	(32,377)

Carrying amount
Balance on December 31, 2020	1,888,277	1,538,102	3,671,674	2,451,198	(12,140)	9,537,111
Balance on December 31, 2021	1,803,756	1,690,184	2,982,561	2,319,424	(12,140)	8,783,785
Balance on December 31, 2022	1,720,703	1,596,896	2,908,708	1,976,596	(12,140)	8,190,763

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

Consolidated Financial Statements | December 31, 2022 | 66

b) Tangible asset purchase commitments

As of December 31, 2022, the Bank has R$50,807 in contractual commitments for the acquisition of tangible assets. (2021 - R$58,413 and 2020 R$0).

13.             Intangible assets - Goodwill

The goodwill constitutes the surplus between the acquisition cost and the Bank's participation in the net fair value of the acquiree's assets, liabilities and contingent liabilities. When the excess is negative (discount), it is recognized immediately in income. In accordance with IAS 36, goodwill is tested annually for impairment purposes or whenever there are indications of impairment of the cash-generating unit to which it was allocated. Goodwill is accounted for at cost less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to the impairment test (note 2.n.i) and was allocated according to the operating segment (note 44).

Based on the assumptions described above, no impairment of goodwill was identified on December 31, 2022, 2021 and 2020.

Thousand of reais	2022	2021	2020

Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565	27,215,749
Toro Corretora de Títulos e Valores Mobiliários S.A.	160,771	305,937	-
Liderança Serviços Especializados em Cobranças Ltda.	236,626	237,663	-
Olé Consignado (Atual Denominação Social do Banco Bonsucesso Consignado)	62,800	62,800	62,800
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,613	-
Return Capital Serviços de Recuperação de Créditos S.A. (atual denominação social da Ipanema Empreendimentos e Participações S.A.)	24,346	24,346	24,346
Santander Brasil Tecnologia S.A.	16,381	16,381	16,381
Paytec Tecnologia em Pagamentos Ltda.	-	11,336	-
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	5,271	5,271	-
Banco PSA Finance Brasil S.A.	1,557	1,557	1,557
Apê11 Tecnologia e Negocios Imobiliarios S.A.	9,777	-	-
Monetus Investimentos S.A.	39,919	-	-
Mobills Labs Soluções em Tecnologia LTDA	39,589	-	-
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	-	-
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	-	-	1,039,304
Total	27,889,327	27,915,469	28,360,137

	Commercial Banking
	2022	2021	2020
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual (1)	5.1%	4.8%	4.3%
Discount rate (2)	12.9%	12.3%	12.4%

(1) Cash flow projections are based on the Management's internal budget and growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation indices.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The pre-tax discount rate is 19.09% (2021 – 18.77% and 2020 – 19.56%).

Consolidated Financial Statements | December 31, 2022 | 67

Thousand of reais	2022	2021	2020

Balance at beginning of the year	27,915,469	28,360,137	28,375,004
Additions (loss):
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	-	(1,039,304)	-
Toro Corretora de Títulos e Valores Mobiliários S.A.	(145,167)	305,937	-
Liderança Serviços Especializados em Cobranças Ltda.	(1,036)	237,663	-
Solution 4Fleet Consultoria Empresarial S.A.	(23)	32,613	-
Paytec Tecnologia em Pagamentos Ltda.	(11,336)	11,336	-
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	-	5,271	-
Apê11 Tecnologia e Negócios Imobiliários S.A.	9,777	-
Monetus Investimentos S.A.	39,919	-
Mobills Labs Soluções em Tecnologia Ltda.	39,589	-
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	-
Others	-	1,816	(14,867)
Balance at end of the year	27,889,327	27,915,469	28,360,137

A quantitative goodwill impairment test is performed annually. At the end of each exercise, an analysis is carried out on the existence of appearances of disability. For the years 2022, 2021 and 2020 there was no evidence of impairment.

In the goodwill impairment test, carried out considering the December 2022 scenario, and whose discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows, it was found that these continue to indicate the absence of impairment.

14.             Intangible assets - Other intangible assets

The details, by asset category, of the other intangible assets in the consolidated balance sheets are as follows:

Cost	IT developments	Other assets	Total
Balance on December 31, 2019	5,629,798	293,725	5,923,523
Additions	990,184	73,238	1,063,422
Write-off	(240,626)	(7,803)	(248,429)
Transfers	(25,515)	3,036	(22,479)
Balance on December 31, 2020	6,353,841	362,196	6,716,037

Additions	1,429,459	71,103	1,500,562
Write-off	(633,534)	(3,270)	(636,804)
Transfers	(124,157)	-	(124,157)
Balance on December 31, 2021	7,025,609	430,029	7,455,638

Additions	1,536,146	201,402	1,737,548
Write-off	(186,429)	(1,345)	(187,774)
Transfers	5,986	(38)	5,948
Balance on December 31, 2022	8,381,312	630,048	9,011,360

Accumulated amortization
Balance on December 31, 2019	(3,448,788)	(251,632)	(3,700,420)
Additions	(534,000)	(5,322)	(539,322)
Balance on December 31, 2020	(3,982,788)	(256,954)	(4,239,742)

Additions	(569,370)	(13,771)	(583,141)
Write-off	343,216	(4,558)	338,658
Balance on December 31, 2021	(4,208,942)	(275,283)	(4,484,225)

Additions	(651,724)	(73,735)	(725,459)
Write-off	40,085	2,991	43,076
Balance on December 31, 2022	(4,820,581)	(346,027)	(5,166,608)

Consolidated Financial Statements | December 31, 2022 | 68

Losses from non-recovery (Impairment) - IT	IT developments	Other assets	Total
Balance on December 31, 2019	(2,319)	-	(2,319)
Impact on net profit (1)	(66,269)	-	(66,269)
Write-off	(1,346)	-	(1,346)
Balance on December 31, 2020	(69,934)	-	(69,934)

Impact on net profit (1)	(23,066)	(7,094)	(30,160)
Balance on December 31, 2021	(93,000)	(7,094)	(100,094)

Impact on net profit (1)	(10,091)	(21,160)	(31,251)
Balance on December 31, 2022	(103,091)	(28,254)	(131,345)

Carrying amount
Balance on December 31, 2020	2,301,119	105,242	2,406,361
Balance on December 31, 2021	2,723,667	147,652	2,871,319
Balance on December 31, 2022	3,457,640	255,767	3,713,407

(1) Refers to the impairment loss of assets in the acquisition and development of logic. The loss in the acquisition and development of logiciais was recorded due to the obsolescence and discontinuity of said systems.

Amortization expenses were included under "Depreciation and amortization" in the income statement.

15.             Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousand of reais	2022	2021	2020

Customer relationships	1,645,963	922,860	1,873,048
Prepayments and accrued income	1,031,104	797,365	1,007,792
Contractual guarantees of former controlling stockholders (Note 22.c.5)	496	496	496
Actuarial asset (Note 21)	292,770	287,808	361,149
Other receivables (1)	5,304,196	4,040,499	3,979,926
Total	8,274,529	6,049,028	7,222,411

(1) Corresponds mainly to the payment of payroll portfolio premiums.

16.             Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of reais	2022	2021	2020

Classification:
Financial liabilities at amortized cost	116,079,014	121,005,909	131,656,962
Total	116,079,014	121,005,909	131,656,962

Type:
Deposits on demand (1)	3,520,842	126,203	296,340
Time deposits (2)	87,824,144	75,754,363	76,489,490
Repurchase agreements	24,734,028	45,125,343	54,871,132
Of which:
Backed operations with Private Securities (3)	70,188	13,478,131	13,843,463
Backed operations with Government Securities	24,663,840	31,647,212	41,027,669
Total	116,079,014	121,005,909	131,656,962

(1) Non-remunerated accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, domestic onlending (BNDES and Finame) and abroad, and other credit lines abroad.

(3) Refer basically to repurchase agreements backed by own debentures.

Consolidated Financial Statements | December 31, 2022 | 69

Thousand of reais	2022	2021	2020

Currency:
Real	46,952,884	62,322,887	77,743,482
Euro	-	9,309	13,156
US dollar	68,661,828	58,673,713	53,900,324
Other currencies	464,302	-	-
Total	116,079,014	121,005,909	131,656,962

17.             Client deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousand of reais	2022	2021	2020

Classification:
Financial liabilities at amortized cost	489,953,489	468,961,069	445,813,972
Total	489,953,489	468,961,069	445,813,972

Type:
Demand deposits
Current accounts (1)	26,607,407	41,742,247	35,550,105
Savings accounts	60,170,586	65,248,913	62,210,443
Time deposits	339,943,008	280,955,456	269,929,085
Repurchase agreements	63,232,488	81,014,453	78,124,340
Of which:
Backed operations with Private Securities (2)	17,309,369	20,103,099	14,944,250
Backed operations with Government Securities	45,923,119	60,911,354	63,180,090
Total	489,953,489	468,961,069	445,813,972

(1) Non-remunerated accounts.

(2) Refer basically to repurchase agreements backed by own debentures.

Note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

18.             Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousand of reais	2022	2021	2020

Classification:
Financial liabilities at amortized cost	107,120,875	79,036,792	56,875,514
Total	107,120,875	79,036,792	56,875,514

Type:
Real estate credit notes - LCI (1)	26,076,306	21,459,182	18,846,138
Eurobonds	14,508,126	12,952,068	9,399,277
Treasury Bills (2)	33,713,048	25,074,264	12,749,911
Agribusiness credit notes - LCA	24,045,319	16,989,434	14,746,831
Guaranteed Real Estate Credit Notes (3)	8,778,076	2,561,845	1,133,356
Total	107,120,875	79,036,792	56,875,514

(1) Real estate credit notes are fixed income securities backed by real estate credits and guaranteed by mortgage or fiduciary alienation of real estate. As of December 31, 2022, they mature between 2023 and 2028 (2021 - with maturity between 2022 and 2028 and 2020 - with maturity between 2021 and 2027).

(2) The main characteristics of financial bills are a minimum term of two years, a minimum face value of R$50 and permission for early redemption of only 5% of the amount issued. As of December 31, 2022, they mature between 2023 and 2032 (2021 – with maturity between 2022 and 2031 and 2020 – with maturity between 2021 and 2025).

(3) Guaranteed Real Estate Bills are fixed income securities backed by Real Estate credits guaranteed by the issuer and by a pool of real estate credits separate from the issuer's other assets. On December 31, 2022, they mature between 2023 and 2035 (12/31/2021 - with maturity between 2022 and

Consolidated Financial Statements | December 31, 2022 | 70

2035).

Indexers:	Domestic	Abroad

Treasury Bills	100% to 112% of CDI	-
	100% of IPCA	-
	Pre fixed: 4.26% to 14.35%	-
Real estate credit notes - LCI	86% to 105.8% of CDI	-
	Pre fixed: 3.90% of 14.36%	-
	100% of IPCA	-
	1.5% to 1.7% of IPCA	-
	100% of TR	-
Agribusiness credit notes - LCA	70% to 104% of CDI	-
	5.37% to 14.07% of SELIC	-
Guaranteed Real Estate Credit Notes - LIG	6% to 106% of CDI	-
	95% to 108.5% of IPCA	-
Eurobonds	-	0% a 9%
	-	CDI+6,4%

The breakdown, by currency, of the balance of this account is as follows:

Thousand of reais
Currency:	2022	2021	2020

Real	92,612,749	66,084,725	47,490,706
US dollar	14,508,126	12,952,068	9,384,808
Total	107,120,875	79,036,792	56,875,514

	Average interest (%)
Currency:	2022	2021	2020

Real	12.3%	5.4%	2.5%
US dollar	5.2%	5.7%	5.2%
Total	8.8%	5.6%	3.9%

The changes in the balance "Bonds for securities" were as follows:

Thousand of reais	2022	2021	2020

Balance at beginning of the year	79,036,792	56,875,514	73,702,474
Issuances	60,583,109	101,784,961	60,047,656
Payments	(39,154,639)	(97,220,580)	(82,900,914)
Interest (Note 32)	6,951,908	4,536,849	2,785,942
Exchange differences and Others	(296,295)	13,060,048	3,240,356
Balance at end of the year	107,120,875	79,036,792	56,875,514

(1) In 2020, the Exchange Rate linked to “Obligations for bonds and securities” are related to Eurobonds.

On December 31, 2022, 2021 and 2020, none of these instruments were converted into Bank shares or obtained privileges or rights that, under certain circumstances, would make them convertible into shares.

Note 43-d contains details of the corresponding residual maturity periods of the financial liability at amortized cost in each year.

The composition of "Eurobonds and other securities" is as follows:

Consolidated Financial Statements | December 31, 2022 | 71

Issuance	Maturity Until	Interest Rate (p.a.)	2022	2021	2020
2018	2025	4.4%	-	306,253	4,213,777
2019	2027	Until 6.4% + CDI	32,204	1,189,699	1,279,506
2020	2027	Until 6.4% + CDI	90,069	3,363,551	3,905,993
2021	2031	Until 9% + CDI	6,306,335	8,092,563	-
2022	2035	Until 9% + CDI	8,079,519	-	-
Total			14,508,127	12,952,066	9,399,276

19.             Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 28.e), are as follows:

					2022	2021	2020
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)
Tier I (1)	nov-18	No Term (Perpetual)	US$1,250	7.250%	6,591,740	7,050,080	6,554,451
Tier II (1)	nov-18	nov/28	US$1,250	6.125%	6,580,937	7,038,527	6,565,209
Financial Bills - Tier II (2)	nov-21	nov-31	R$5,300	CDI+2%	6,133,677	5,351,046	-
Financial Bills - Tier II (2)	dez-21	dez-31	R$200	CDI+2%	231,264	201,755	-
Total					19,537,618	19,641,408	13,119,660

(1) Issues were made through the Cayman Branch and there is no withholding income tax, and interest is paid semi-annually, as of May 8, 2019.

(2) Financial Bills issued in November 2021 have a redemption and repurchase option.

	2022	2021	2020
Balance at beginning of the year	19,641,408	13,119,660	10,175,961
Issuance - Tier II	-	5,500,000	-
Interest payment Tier I (1)	484,291	505,300	506,771
Interest payment Tier II (1)	379,103	449,899	402,622
Exchange differences / Others	(105,467)	977,855	2,948,951
Payments of interest - Tier I	(467,099)	(493,071)	(495,789)
Payments of interest - Tier II	(394,618)	(418,235)	(418,856)
Balance at end of the year	19,537,618	19,641,408	13,119,660

(1) The interest remuneration referring to the Debt Instrument Eligible for Capital Tier I and II was recorded as a contra entry to income for the period under "Interest and Similar Expenses" (Note 32).

The specific characteristics of the Notes issued to compose Tier I are: (a) Principal: US$1,250 billion; (b) Interest Rate: 7.25% p.a.; (c) without maturity (perpetual); (d) Interest payment frequency: semiannually, as of May 8, 2019.

The specific characteristics of the Notes issued to compose Tier II are: (a) Principal: US$1,250 billion; (b) Interest Rate: 6.125% p.a.; (c) Maturity: on November 8, 2028; and (d) Frequency of payment of interest: semi-annually, as of May 8, 2019.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand which exceeds such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the sole discretion of the Bank or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

20.             Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousand of reais	2022	2021	2020

Credit card obligations	38,941,974	45,976,315	48,912,963
Unsettled financial transactions (1)	20,743,759	10,861,143	7,210,396
Dividends and Interest on Capital payable	191,720	1,029,952	1,223,310
Consolidated Financial Statements | December 31, 2022 | 72

Tax collection accounts - Tax payables	1,108,778	969,939	864,292
Liability associated with the transfer of assets (Note 9.g)	32,138	40,511	55,105
Other financial liabilities	10,496,253	10,030,440	8,595,084
Total	71,514,622	68,908,300	66,861,150

(1) Includes transactions to be settled with B3 S.A. and payment orders in foreign currency.

21.             Provisions for pensions and similar obligations

On December 31, 2022, the balance of provisions for pension funds and similar obligations totaled R$1,775,202 (2021 - R$2,728,126 and 2020 – R$3,929,265).

I. Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

•	Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

- Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

- Plan III: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

- Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

- Plan I: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

- Plan II: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

- Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans were closed to new participants prior to the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999.

- Plan Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

- Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010.

- Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

Consolidated Financial Statements | December 31, 2022 | 73

•	Sanprev – Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. According to Portaria 389 of PREVIC, of May 8, 2018, it was approved the closure of the authorization of operation of Sanprev.

•	Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

•	Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The SantanderPrevi Retirement Plan is structured in the Defined Contribution modality and has been closed to new members since July 2018, as approved by PREVIC, with contributions being shared between the sponsoring companies and plan participants. The amounts appropriated by the sponsors in 2022 were R$58,960 (2021 – R$69,142 and 2020 – R$110,325).

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: As of January 2, 2018, Santander started to offer this new optional supplementary pension plan to new employees hired and to employees who are not enrolled in any other pension plan administered by the Closed Supplementary Pension Entities of the Santander Brasil Conglomerate . This new program includes the PGBL- Free Benefit Generator Plan and VGBL-Free Benefit Generator Plan managed by Icatu Seguros, an Open Supplementary Pension Entity, open for new members, with their contributions being shared between the instituting/stipulating-approving companies and plan participants. The amounts appropriated by the sponsors in 2022 were R$22,068 (2021 – R$17,880).

II. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.:

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

• HolandaPrevi’s Retirees (current corporate name of SantanderPrevi):

For the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

• Former employees of Banco Real S.A. (Retiree by Circulars):

It grants entitlement to healthcare to former employees of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

• Bandeprev’s retirees:

Health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

Consolidated Financial Statements | December 31, 2022 | 74

• Directors with Lifetime Benefits (Lifetime Directors):

Lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

• Health Directors:

Directors, Executive Directors, Vice-President Directors and Chief Executive Officer, may, by choice, choose to remain medical assistance, in case of termination of the link with Banco Santander or companies in its conglomerate without cause; as long as they comply the following requirements: have contributed for at least 3 (three) years to the health plan; having served as a director at Banco Santander or companies its conglomerate for at least 3 (three) years; be 55 years of age. The plan will be maintained in the same way as the DIRECTOR enjoyed at the time of his dismissal, including the payment of his share, which must be paid by bank slip. The dependents active at the time of termination will be kept on the same plan as the director, and the inclusion of new dependents in no chance.

• Free Clinic:

Health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

• Life insurance for Banco Real’s retirees (Life Insurance):

For Retirees from Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45% of the value. It is a closed group.

• Life Insurance Assistance Boxes (Life Insurance):

Included in the bulk of the life insurance in December 2018 the insurance of the retirees of the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Southern Bank, coverage was according to the choice of retiree at the time of joining the benefit. The Bank's allowance is 50% of the premium amount for the holder and some retirees have the spouse clause bearing 100% of the cost. The plan is closed for new participants.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pay their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial based in the present value of the current cost.

III. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which uses each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 9.44% (2021 – 8.39% e 2020 – 6.8%).

- Cabesp, Law 9,656 and others obligations – 9.64% (2021 – 8.44% e 2020 – 7.1%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 3.0% (2021 – 3.0% e 2020 – 3.3%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans – 3.52% (2021 – 3.52% e 2020 – 3.8%).

The funding status of the defined benefit obligations in 2022 and in the last 2 years are as follows:

Consolidated Financial Statements | December 31, 2022 | 75

	2022	2021	2020

Present value of the obligations - Post-employment plans:
To current employees	186,038	320,202	478,837
Vested obligations to retired employees	23,920,682	26,183,758	28,202,580
	24,106,720	26,503,960	28,681,417

Less:
Fair value of plan assets	27,316,715	28,321,826	28,634,891
Unrecognized assets (1)	(4,141,741)	(3,645,083)	(2,762,220)
Provisions – Post-employment plans, net	931,746	1,827,217	2,808,746

Present value of the obligations - Other similar obligations:
To current employees	71,653	97,004	135,902
Vested obligations to retired employees	4,517,011	5,026,865	5,782,124
	4,588,664	5,123,869	5,918,026

Less:
Fair value of plan assets	4,945,407	5,096,262	5,398,667
Unrecognized assets (1)	(907,430)	(585,495)	(240,010)
Provisions – Other similar obligations, net	550,687	613,101	759,370

Total provisions for pension plans, net	1,482,433	2,440,318	3,568,115
Of which:
Actuarial provisions	1,775,202	2,728,126	3,929,265
Actuarial assets (note 15)	292,770	287,808	361,149
(1)	Refers to fully funded surplus plans Banesprev I and III, Sanprev I,II and III and Bandeprev.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Post-Employment Plans
	2022	2021	2020

Staff costs - Current service costs (note 39)	1,432	1,799	4,186
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	2,175,565	(81,681)	108,268
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	(2,064,384)	252,608	97,291
Other movements - Extraordinary charges	41,546	2,117	16,786
Total	154,159	174,843	226,532

Other Similar Obligations
	2022	2021	2020

Staff costs - Current service costs (note 39)	5,015	6,820	5,860
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	427,484	14,985	71,374
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	(382,028)	31,500	-
Consolidated Financial Statements | December 31, 2022 | 76

Other movements - Extraordinary charges(2)	31	(135)	(142)
Total	50,502	53,170	77,092

The changes in the present value of the accrued defined benefit obligations were as follows:

	Post-Employment Plans
	2022	2021	2020

Present value of the obligations at beginning of year	26,503,960	28,681,417	28,057,482
Current service cost (Note 39)	1,432	1,799	4,186
Interest cost	2,175,565	1,971,031	1,940,515
Benefits paid	(3,269,089)	(2,159,866)	(2,060,960)
Actuarial (gains)/losses	(1,347,974)	(1,992,512)	722,261
Others	42,826	2,091	17,933
Present value of the obligations at end of year	24,106,720	26,503,960	28,681,417

	Other Similar Obligations
	2022	2021	2020

Present value of the obligations at beginning of year	5,123,868	5,918,026	6,251,807
Current service cost (Note 39)	5,015	6,820	5,860
Interest cost	427,484	417,536	448,836
Benefits paid	(398,149)	(373,341)	(337,742)
Actuarial (gains)/losses	(569,554)	(845,173)	(450,735)
Present value of the obligations at end of year	4,588,664	5,123,868	5,918,026

The changes in the fair value of the plan assets were as follows:

	Post-Employment Plans
	2022	2021	2020

Fair value of plan assets at beginning of year	28,321,826	28,634,891	25,822,890
Interest (Expense) Income	2,477,872	2,052,712	1,832,247
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	(950,298)	(791,317)	2,994,598
Contributions/(surrenders)	750,690	589,006	49,716
Of which:
By the Bank	747,913	585,437	44,970
By plan participants	2,777	3,569	4,746
Benefits paid	(3,269,258)	(2,159,866)	(2,060,960)
Exchange differences and other items	(14,117)	(3,600)	(3,600)
Fair value of plan assets at end of year	27,316,715	28,321,826	28,634,891

	Other Similar Obligations
	2022	2021	2020

Fair value of plan assets at beginning of year	5,096,263	5,398,667	5,222,517
Interest (Expense) Income	449,758	402,551	377,462
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	(399,946)	(521,100)	(34,409)
Contributions/(surrenders)	164,876	151,926	132,416
Of which:
Consolidated Financial Statements | December 31, 2022 | 77

By the Bank	164,876	151,926	132,416
Benefits paid	(365,544)	(335,781)	(299,319)
Fair value of plan assets at end of year	4,945,407	5,096,263	5,398,667

Breakdown of gains (losses) actuarial by experience, financial assumptions and demographic hypotheses:

			Post-Employment Plans
	2022	2021	2020
Experience Plan	(739,281)	(2,640,120)	(807,895)
Changes in Financial Assumptions	2,087,825	4,632,632	85,634
Changes in Financial Demographic	(174)	-	-
Gain (Loss) Actuarial - Obligation	1,348,370	1,992,512	(722,261)
Return on Investment, Return Unlike Implied Discount Rate	(962,916)	(791,317)	2,994,598
Gain (Loss) Actuarial - Asset	(962,916)	(791,317)	2,994,598
Changes in Surplus / Deficit Uncollectible	(82,891)	(630,255)	(1,318,382)

			Other Similar Obligations
	2022	2021	2020
Experience Plan	(10,858)	(290,878)	289,237
Changes in Financial Assumptions	580,286	1,136,497	182,120
Changes in Financial Demographic	126	(446)	(20,621)
Gain (Loss) Actuarial - Obligation	569,554	845,173	450,735
Return on Investment, Return Unlike Implied Discount Rate	(403,979)	(521,100)	(34,409)
Gain (Loss) Actuarial - Asset	(403,979)	(521,100)	(34,409)
Changes in Surplus Uncollectible	(254,205)	(313,984)	(240,010)

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post - Employment Plans
	2022	2021	2020

Experience in Net Assets Adjustments	(950,298)	(791,317)	2,994,598

	Other Similar Obligations
	2022	2021	2020

Experience in Net Assets Adjustments	(399,946)	(521,100)	(34,409)

The amounts of actuarial obligation of defined benefit plans not covered and defined benefit plans partially or totally covered are shown below:

In thousands of reais	2022	2021	2020

Defined benefit plans uninsured	550,687	613,101	759,370
Defined benefit plans partially or totally covered	28,000,988	31,014,727	33,840,073

The main categories of plan assets as a percentage of total plan assets are as follows:

Consolidated Financial Statements | December 31, 2022 | 78

	2022	2021	2020

Debt instruments	95.10%	96.68%	97.41%
Properties	0.16%	0.17%	0.17%
Other	4.72%	3.15%	2.45%

The expected yield on the plan asset was determined based on market expectations for yields over the life of the corresponding bonds.

The actual return value of plan assets was R$ 1,150,276 (2021 – R$ 1,198,815 and 2020 – R$ 4,826,845).

The following table shows the estimated benefits payable as of December 31, 2022, projected over the next ten years:

2023	2,490,444
2024	2,537,599
2025	2,582,067
2026	2,623,161
2027	2,660,393
2028 a 2032	13,668,829
Total	26,562,493

Assumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. The change of one percentage point in the medical care cost rates would have the effects as follows:

						Sensitivity
		2022		2021		2020
	Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations
Discount Rate
(+)0,5%	(22,524)	(240,984)	(25,444)	(305,114)	(28,711)	(402,547)
(-)0,5%	24,802	265,351	28,133	337,349	32,099	450,049
Boards of Mortality
Applied (+) 2 years	(42,586)	(455,624)	(44,619)	(535,039)	(47,637)	(667,904)
Applied (-) 2 years	45,310	484,763	47,934	574,793	54,226	760,289
Cost of Medical Care
(+)0,5%	29,297	313,438	31,280	375,089	34,718	486,769
(-)0,5%	(27,104)	(289,978)	(28,762)	(344,891)	(31,637)	(443,569)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post - Employment Plans

Duration (in years)
Banesprev Plans I	8.87
Banesprev Plans II	9.48
Banesprev Plans III	8.30
Banesprev Plans IV	10.11
Banesprev Plans V	7.19
Banesprev Pre-75	7.83
Sanprev I	5.78
Sanprev II	9.24
Consolidated Financial Statements | December 31, 2022 | 79

Sanprev III	8.25
Bandeprev Basic	7.74
Bandeprev Special I	5.61
Bandeprev Special II	5.16
SantanderPrevi	5.90
CACIBAN / DAB / DCA	5.67 / 4.79 / 5.17

Plans	Other Similar Obligations

Cabesp	11.83
Bandepe	9.79
Free Clinic	8.91
Lifetime officers	6.88
Health officers	22.61
Circulars (1)	8.74 and 7.98
Life Insurance	7.88

(1) The duration 8.74 refers to the plan of Former Employees of Banco ABN Amro and 7.98 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

		2022		2021		2020
	Pension	Health	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	9.44% ¹ e 9.64%	9.46% ² e 9.64%	8.4%	8.4%	6.8%	7.1%
Rate Calculation of Interest Under Assets to the Next Year	9.44% ¹ e 9.64%	9.46% ² e 9.64%	8.4%	8.4%	6.8%	7.1%
Estimated Long-term Inflation Rate	3.0%	3.0%	3.0%	3.0%	3.3%	3.3%
Estimated Salary Increase Rate	3.5%	N/A	3.5%	N/A	3.8%	N/A
Mortality tables	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000
(1) Banesprev Planos II, V e Pré75
(2) Cabesp
Consolidated Financial Statements | December 31, 2022 | 80

22.             Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousand of reais	2022	2021	2020

Pension fund provisions and similar requirements	1,775,202	2,728,126	3,929,265
Provisions for lawsuits and administrative proceedings, commitments and other provisions	7,339,941	8,876,356	9,885,713
Judicial and administrative proceedings under the responsibility of former controlling stockholders (Note 15)	496	496	496
Judicial and administrative proceedings	6,754,262	7,668,914	8,648,892
Of which:
Civil	2,875,936	3,231,004	3,429,155
Labor	1,700,752	2,071,811	2,886,990
Tax and Social Security	2,177,574	2,366,099	2,332,747
Provisions for contingent commitments (Note 22.b.1)	430,484	908,027	724,779
Others provisions	154,700	298,919	511,546
Total	9,115,143	11,604,482	13,814,978

b) Changes

The changes in “Provisions” were as follows:

Thousand of reais	2022

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	2,728,126	8,876,356	11,604,482
Additions charged to income:
Interest expense and similar charges	156,637	-	156,637
Personnel Expenses (Note 39)	6,447	-	6,447
Constitutions / Reversals and Adjustment of provisions	40,470	1,652,562	1,693,032
Other Comprehensive Income	(401,147)	-	(401,147)
Additions to provisions for contingent commitments	-	(477,543)	(477,543)
Payments to external funds	(783,187)	-	(783,187)
Amount paid	-	(2,713,474)	(2,713,474)
Transfer to other assets - actuarial assets (Note 15)	27,856	-	27,856
Transfers, exchange differences and other changes	-	2,040	2,040
Balance at end of year	1,775,202	7,339,941	9,115,143

Thousand of reais	2021

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	3,929,265	9,885,713	13,814,978
Additions charged to income:
Interest expense and similar charges	217,413	-	217,413
Personnel Expenses (Note 39)	8,619	-	8,619
Constitutions / Reversals and Adjustment of provisions	(1,618)	1,997,788	1,996,170
Other Comprehensive Income	(833,511)	-	(833,511)
Additions to provisions for contingent commitments	-	183,248	183,248
Payments to external funds	(619,086)	-	(619,086)
Amount paid	-	(3,222,395)	(3,222,395)
Transfer to other assets - actuarial assets (Note 15)	27,045	-	27,045
Transfers, exchange differences and other changes	-	32,002	32,002
Balance at end of year	2,728,126	8,876,356	11,604,482

Consolidated Financial Statements | December 31, 2022 | 81

Thousand of reais	2020

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	4,960,620	11,365,589	16,326,209
Additions charged to income:
Interest expense and similar charges	276,933	-	276,933
Personnel Expenses (Note 39)	10,046	-	10,046
Constitutions / Reversals and Adjustment of provisions	13,044	1,565,402	1,578,446
Other Comprehensive Income	(1,133,245)	-	(1,133,245)
Additions to provisions for contingent commitments	-	40,861	40,861
Payments to external funds	(215,829)	-	(215,829)
Amount paid	-	(3,136,423)	(3,136,423)
Transfer to other assets - actuarial assets (Note 15)	17,695	-	17,695
Transfers, exchange differences and other changes	-	50,284	50,284
Balance at end of year	3,929,265	9,885,713	13,814,978

(1) For further information, see note 22. Provisions for pension funds and similar obligations.

b.1) Provisions for contingent payments

As per note 1.iii, IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, which have not yet been honored. The expense of providing that reflects the credit risk should be measured and accounted for when these guarantees are honored and the guaranteed customer does not comply with his contractual obligations. Below is the movement of these provisions in the 2022 and 2021 fiscal years.

Thousand of reais	2022	2021	2020

Balance at the beginning of the period (after the initial adoption of IFRS 9)	908,027	724,779	683,918
Creation of provision for contingent commitments	(477,543)	183,248	40,861
Balance at end of year	430,484	908,027	724,779

c) Tax and Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions made are sufficient to meet legal obligations and any losses arising from legal and administrative proceedings as follows:

c.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

On February 8, 2023, the STF decided on res judicata in tax matters (Items 881 and 885), considering that a final decision on taxes collected on a continuous basis loses its effects if the Court decides otherwise. Banco Santander assessed and did not identify any material impact as a result of this decision. On February 8, 2023, the STF decided on res judicata in tax matters (Items 881 and 885), considering that a final decision on taxes collected on a continuous basis loses its effects if the Court decides otherwise. Banco Santander assessed and did not identify any material impact as a result of this decision.

The main legal obligations and administrative proceedings, recorded at the line of “Tax Liabilities – Current”, recorded integrality as an obligation are described as follows:

• PIS and Cofins - R$2,436,157 (12/31/2021 - R$4,075,496) Banco Santander and its subsidiaries filed legal measures seeking to invalidate the provisions of Law 9718/1998, according to which PIS and COFINS must be levied on all revenues of legal entities. Prior to the said rule, which had already been ruled out in numerous recent decisions by the Federal Supreme Court in relation to non-financial corporations, PIS and COFINS were levied only on billing related to the sale of goods. On April 23, 2015, the Federal Supreme Court issued a decision applicable only to Santander Brasil, accepting jurisdiction over the appeal relating to PIS and rejecting

Consolidated Financial Statements | December 31, 2022 | 82

jurisdiction over the appeal relating to COFINS. The tax authorities appealed the decision of the Federal Supreme Court regarding COFINS, which was rejected on August 19, 2015. Regarding COFINS, the case is closed, with a decision in favor of Santander Brasil. In December 2022, the appeal related to the PIS, had its judgment initiated with a favorable vote of the rapporteur. Thus, after evaluating the forecasts and also considering procedural aspects, there was an improvement in the classification of the chances of success by the lawyers, so that the risk of loss is now considered possible as presented in the balances of item 22.c.4, not being probable an outflow of resources embodying economic benefits to settle the PIS obligation. The appeals filed by other companies in the group are awaiting judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

Those are de main themes at the proceedings:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations – R$ 1,016,253 (12/31/2021 – R$ 945,715): in May 2003, the Federal Revenue Service of Brazil issued a notice of infraction on Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another notice at Banco Santander (Brasil) S.A. The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative process ended unfavorable for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to annul both tax debts. Said action had an unfounded sentence and judgment, which gave rise to the filing of a Special Appeal with the STJ and an Extraordinary Appeal with the STF, which are awaiting judgment. Based on the assessment of the legal advisors, a provision was set up to cover the loss considered.

• Social Security Contribution (INSS) - R$133,593 (12/31/2021 - R$53,936) Banco Santander and its subsidiaries are discussing administratively and judicially the collection of the social security contribution and education allowance on various sums that, according to the assessment of the legal advisors, do not have a salary nature.

• Tax on Services (ISS) - Financial Institutions - R$319,020 (2021 - R$283,528 and 2020 - R$263,183): Banco Santander and its subsidiaries are administratively and judicially discussing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as installments services. (Note 22.c.4 – Possible Loss Risk).

c.2) Legal and Administrative Lawsuits of a Labor Nature

These are lawsuits filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights they deem to be due, in particular the payment of “overtime” and other labor rights, including lawsuits related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Former employees of Banespa. Action distributed in 1998 by the Association of Retired Persons of Banespa (AFABESP) requesting the payment of a semiannual bonus provided for in the regulations of Banco Banespa for approximately 8,400 former employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. Said clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the periods relating to the second semester of 1996 and the semesters of 1997. On March 20, 2019, a decision of the Federal Supreme Court (Supreme Federal Court, or “STF”) rejected the extraordinary appeal filed by Banco Santander, which did not resolve the merits of the case. We filed a rescission action to annul the sentence due to the lack of legitimacy of AFABESP (second precedent No. 573.232 of the STF) or to recognize the nullity of the TRT judgment that did not notify Banco Santander about the modifying effects of the decision, as well as to suspend the execution in the main process. The rescission action was dismissed, and this decision was filed a motion for clarification, due to the absence of an explicit statement about the arguments brought by the Bank. Regarding the Motions for Clarification, the points of omission were not answered as required by law, which is why an Extraordinary Appeal was filed, which was denied by the TST. From this decision, the Bank filed an interlocutory appeal, which is pending admissibility, considering that the decisions rendered by the Superior Labor Court contradict the already peaceful position in the STF (precedent No. 573,232), according to which the Association needs a specific power of attorney to sue in judgment, and also the decision affronts constitutional precepts about access to justice (item XXXV of art. 5 of the CF) by determining excessive collection of costs. In relation to the main action, in August 2021, a decision was rendered that determined that the execution be carried out individually in the court corresponding to each defendant and AFABESP filed an appeal, however, so far there has been

Consolidated Financial Statements | December 31, 2022 | 83

no decision in this regard.

Our legal advisors classified the risk of loss as probable. The current decisions of the court, and neither of the court in the main proceedings, do not define a specific amount to be paid by those replaced, and the amounts must be determined in the regular settlement of the sentence, which is why approximately 4,500 compliance actions have already been distributed individual of the collective sentence.

On December 31, 2022, the case is classified as probable loss and the provision was constituted based on the estimated loss

c.3) Civil Judicial and Administrative Proceedings

These provisions generally arise from: (1) lawsuits requesting revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) lawsuits arising from financing contracts, (3) execution actions; and (4) damages claims. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

The main lawsuits classified as risk of probable loss are described below:

Indemnity Actions - These refer to compensation for material and/or moral damage, relating to the consumer relationship, dealing mainly with issues relating to credit cards, direct consumer credit, checking accounts, collection and loans and other matters. In the actions related to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Economic Plans - Refer to legal disputes, claiming alleged inflationary purges arising from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflation indices supposedly due to Savings Accounts, Judicial Deposits and Time Deposits (CDBs). The lawsuits are provisioned based on the individualized assessment of loss carried out by the legal advisors.

Banco Santander is also party to public civil actions, on the same matter, filed by consumer protection entities, the Public Ministry or Public Defenders. The constitution of a provision is made only for cases with probable risk, based on requests for individual executions. The issue is still under review at the STF. There is jurisprudence in the STF favorable to Banks regarding economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the jurisprudence of the STF has not yet been consolidated on the constitutionality of the norms that modified the monetary standard in Brazil. On April 14, 2010, the Supreme Court of Justice (STJ) ruled that the deadline for bringing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Thus, with this decision, a large part of the actions, as they were proposed after a period of 5 years, will probably be dismissed, reducing the amounts involved. The STJ also decided that the period for individual savers to qualify for Public Civil Actions is also 5 years, counted from the final and unappealable decision of the respective sentence. Banco Santander believes in the success of the theses defended before these courts for their content and foundation.

At the end of 2017, the Federal General Counsel (AGU), Bacen, the Consumer Defense Institute (Idec), the Brazilian Savings Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over the Economic Plans.

Discussions focused on defining the amount that would be paid to each author, according to the balance in the passbook on the date of the plan. The total value of the payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indices. The term of agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes that deal with the issue for the period of validity of the agreement, with the exception of cases in which the sentence was definitively complied with.

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. This extension has a period of 5 years and the approval of the terms of the amendment took place on June 3, 2020.

Management considers that the provisions made are sufficient to cover the risks involved with the economic plans, considering the

Consolidated Financial Statements | December 31, 2022 | 84

approved agreement.

c.4) Tax and Social Security, Labor and Civil Contingent Liabilities Classified as Risk of Possible Loss

These are legal and administrative proceedings of a tax, social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and therefore not provisioned.

Tax lawsuits classified as possible losses totaled R$33,065,986 million in the Consolidated, with the main lawsuits being as follows:

INSS on Profit Sharing (PLR) - the Bank and its subsidiaries have legal and administrative proceedings resulting from questioning by the tax authorities, regarding the collection of social security contributions on payments made as profit sharing. As of December 31, 2022, amounts related to these proceedings totaled approximately R$8,328,563.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries are discussing administratively and in court the demand, by several municipalities, of payment of ISS on various revenues arising from operations that are not usually classified as services rendered. As of December 31, 2022, the amount was approximately R$ 4,716,156.

Non-Approved Compensation - the Bank and its affiliates are discussing administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits arising from overpayments or undue payments. As of December 31, 2022, the amount was approximately R$ 5,319,526.

Amortization of Banco Real's Goodwill - the Federal Revenue Service of Brazil issued a tax assessment notice against the Bank to demand the payment of IRPJ and CSLL, including late payment charges, for the 2009 base period. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized before its merger, could not be deducted by Banco Santander for tax purposes. The tax assessment notice was duly challenged and we are currently awaiting judgment before the CARF. As of December 31, 2022, the amount was approximately R$ 1,547,782.

Losses on Credit Operations - the Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue of Brazil alleging the improper deduction of losses on credit operations from the IRPJ and CSLL calculation bases for allegedly not complying with the requirements of applicable laws. As of December 31, 2022, the amount was approximately R$ 1,669,620.

Use of CSLL Tax Loss and Negative Basis – Infraction notices drawn up by the Federal Revenue Service of Brazil in 2009 for alleged undue compensation of tax losses and CSLL negative basis, as a result of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On December 31, 2022, the amount was R$1,156,559.

Amortization of Banco Sudameris Goodwill - the tax authorities issued tax assessment notices to demand the payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction of the amortization of the goodwill paid on the acquisition of Banco Sudameris, referring to the base period 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the processes are awaiting judgment at CARF. As of December 31, 2022, the amount was approximately R$ 699,460 million.

IRPJ and CSLL - Capital Gain - the Internal Revenue Service of Brazil issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações SA (AAB Dois Par) charging income tax and social contribution related to the fiscal year de 2005. The Federal Revenue Service of Brazil claims that the capital gain on the sale of the shares of Real Seguros SA and Real Vida e Previdência SA by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was challenged administratively based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. The lawsuit is awaiting judgment. Banco Santander is responsible for any adverse outcome in this proceeding as the former controlling shareholder of the Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2022, the amount was approximately R$ 521,724 million.

IRRF - Remittance Abroad - The Company filed a court order seeking to avoid taxation of the Withholding Income Tax - IRRF on income derived from the provision of services performed by a company abroad, as they do not involve transfer of technology, due to the existence of International Treaties signed between Brazil- Chile; Brazil-Mexico and Brazil-Spain, avoiding double taxation – DTTs. In July 2013, injunctive relief was granted to suspend the enforceability of the amounts, and therefore, the judgment prevailed. Currently, the lawsuit awaits judgment at the Federal Regional Court of the 3rd Region. On June 30, 2022, the amount was approximately R$691,975.

Labor claims classified as a possible loss totaled R$315,134, excluding the lawsuit below:

Consolidated Financial Statements | December 31, 2022 | 85

Readjustment of the Pension Supplements of Banesprev by the IGPDI – action filed in 2002 in the Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the pension supplementation by the IGPDI for Banespa retirees who have been admitted until May 22 of 1975. The judgment granted the correction, but only in periods in which no other form of adjustment was applied. The Bank and Banesprev appealed this decision and the appeals are still pending judgment. In Provisional Execution, calculations were presented by the Bank and Banesprev due to the exclusion of participants who, among other reasons, appear as plaintiffs in other actions or have already had some type of readjustment. The amount involved is not disclosed due to the current procedural stage of the case and potentially affecting the progress of the action.

Liabilities related to civil lawsuits with possible risk of loss totaled R$ 2,488,221 in the Consolidated, with the main lawsuits:

• Action for Indemnity Referring to Custody Services - provided by Banco Santander at an initial stage and still without a sentence handed down.

• Indemnity Action from Banco Bandepe - related to the loan agreement. After the appeal filed by the Bank with the Superior Court of Justice was upheld, the party began a new liquidation of the judgment.

c.5) Other Lawsuits for the Liability of Former Controllers

They refer to civil lawsuits, in the amounts of R$ 496 (12/31/2020 - R$496), of responsibility of the former controllers of banks and acquired companies. Based on the signed contracts, these actions are guaranteed full reimbursement by the former controllers, whose respective rights were recorded in other assets.

23.             Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousand of reais	2022	2021	2020

Operating Profit Before Tax	19,574,727	24,750,329	9,663,975
Rates (25% income tax and 20% social contribution tax) (4)	(8,890,954)	(12,375,164)	(4,348,789)
PIS and COFINS (net of income and social contribution taxes) (1)	(3,629,609)	(1,679,789)	(1,589,260)
Non-taxable/Non-deductible:
Equity in affiliates	3,880	72,114	85,723
Goodwill	-	(559,247)	(183,854)
Exchange variation - foreign branches (2)	-	768,902	6,831,484
Net Indeductible Expenses of Non-Taxable Income (3)	1,161,311	(230,958)	(57,663)
Adjustments:
Constitution of income and social contribution taxes on temporary differences	312,227	264,191	551,983
Interest on Equity	2,361,830	1,820,072	1,478,138
CSLL Aliquot Differential Effect (4)	715,075	1,192,687	353,777
Other adjustments	2,730,988	1,536,187	665,239
Income taxes	(5,235,252)	(9,191,005)	3,786,778
Of which:
Current tax	(4,597,818)	(8,087,119)	(5,111,380)
Deferred taxes	(637,434)	(1,103,886)	8,898,158
Taxes paid in the year	(6,077,436)	(4,534,538)	(1,269,150)

(1) PIS and COFINS are considered as components of the profit base (net base of certain revenues and expenses); therefore, and in accordance with IAS 12, they are accounted for as income taxes.

(2) Permanent differences related to investment in subsidiaries abroad are considered as non-taxable/deductible (see details below).

(3) Includes, mainly, the tax effect on income from updates of judicial deposits and other income and expenses that do not qualify as temporary differences.

(3)	In 2021, Law No. 14,183/2021 increased the CSLL rate for financial companies from 15% to 20% and for banks from 20% to 25% from July to December 2021. In 2022, CSLL was increased from 15% to 16% for Financial companies and from 20% to 21% from August to December 2022, in accordance with Law 14,446/22. Financial) and 21% (Banks). In addition to the recurring events shown in this line, the relative values of the judgment of Theme 962 by the Federal Supreme Court (STF) were also recognized, the non-incidence of IRPJ and CSLL on the amounts related to the Selic rate of repetition of tax overpayment.

Consolidated Financial Statements | December 31, 2022 | 86

Currency Hedge of the Grand Cayman Agency, Luxembourg

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used primarily to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for foreign trade finance and working capital.

To hedge exposure to exchange variations, the Bank uses derivatives and funding. According to Brazilian tax rules, gains or losses resulting from the impact of the appreciation or devaluation of the Real on foreign investments were not taxable, but as of January 2021 they became taxable or deductible for IR/CSLL purposes, while that gains or losses from derivatives used as hedging are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Law 14,031, of July 28, 2020, determined that as of January 2021, 50% of the exchange variation of investments abroad must be computed in the determination of taxable income and in the calculation basis of the Social Contribution on Net Income ( CSLL) of the investor legal entity domiciled in the country. As of 2022, the exchange variation will be fully computed in the IRPJ and CSLL tax bases.

The still different tax treatment for PIS and COFINS taxes, of such exchange differences, results in volatility in the "Operating Result before Taxation" and in the item "Income Taxes". The effects of the transactions carried out are set out below, as well as the total effect of the currency hedge for the years ended December 31, 2022 and 2021:

	2022	2021	2020
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	(2,643,931)	3,862,128	16,791,857
Gains (losses) on financial assets and liabilities (net)
Result generated by derivative contracts used as hedge	2,773,337	(6,374,108)	(30,374,869)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	(129,406)	275,052	311,819
Tax effect of derivative contracts used as hedge - IR / CS	-	2,236,928	13,271,193

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousand of reais	2022	2021	2020

Operating Profit Before Tax	19,574,727	24,750,329	9,663,975
Income tax	(5,235,252)	(9,191,005)	3,786,778
Effective tax rate	26.74%	37.13%	-39.18%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousand of reais	2022	2021	2020

Tax credited to equity	4,853,421	4,583,297	3,008,035
Measurement at fair value through other comprehensive income	2,061,631	1,978,165	472,472
Measurement of cash flow hedges	758,045	388,307	1,533
Measurement of investment hedges	562,352	562,353	562,353
Defined benefit plan	1,471,393	1,654,472	1,971,677
Tax charged to equity	(1,474,107)	(2,349,500)	(3,087,311)
Measurement at fair value through other comprehensive income	(1,465,965)	(2,340,394)	(2,700,991)
Measurement of cash flow hedges	-	-	(386,284)
Defined benefit plan	(8,142)	(9,106)	(36)
Total	3,379,314	2,233,797	(79,276)

Consolidated Financial Statements | December 31, 2022 | 87

Relates to deferred taxes recognized in equity due to temporary differences accounted for in equity.

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousand of reais	2022	2021	2020

Tax assets:	38,607,588	37,640,297	37,981,698
Of which:
Temporary differences (1)	33,086,551	32,884,314	32,113,436
Tax loss carry forwards	5,521,037	4,755,983	5,693,104
Social contribution taxes 18%	-	-	175,158
Total deferred tax assets	38,607,588	37,640,297	37,981,698

Tax liabilities:	3,642,000	2,225,190	4,546,595
Of which:
Excess depreciation of leased assets	289,026	-	166,903
Adjustment to fair value of trading securities and derivatives	3,352,974	2,225,190	4,379,692
Total deferred tax liabilities	3,642,000	2,225,190	4,546,595

(1) Temporary differences mainly refer to impairment losses on loans and receivables, provisions for legal and administrative proceedings and the effect of the fair value of financial instruments.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousand of reais	Balances at December 31, 2021	Adjustment to Income	Valuation adjustments(1)	Other (2)	Acquisition / Merger	Balance on December 31, 2022

Tax assets:	37,640,297	2,834,405	(735,734)	(1,131,380)	-	38,607,588
Temporary differences	32,884,314	2,069,351	(735,734)	(1,131,380)	-	33,086,551
Tax loss carry forwards	4,755,983	765,054	-	-	-	5,521,037
Tax liabilities:	2,225,190	2,898,723	(647,856)	(834,057)	-	3,642,000
Temporary differences	2,225,190	2,898,723	(647,856)	(834,057)	-	3,642,000
Total	35,415,107	(64,318)	(87,878)	(297,323)	-	34,965,588

Thousand of reais	Balances at December 31, 2020	Adjustment to Income	Valuation adjustments(1)	Other (2)	Acquisition / Merger	Balance on December 31, 2021

Tax assets:	37,999,396	(3,609,495)	1,696,091	1,554,305	-	37,640,297
Temporary differences	32,131,133	(2,497,215)	1,696,091	1,554,305	-	32,884,314
Tax loss carry forwards	5,693,104	(937,121)	-	-	-	4,755,983
Social contribution taxes 18%	175,159	(175,159)	-	-	-	-
Tax liabilities:	4,546,595	(1,344,268)	(977,137)	-	-	2,225,190
Temporary differences	4,546,595	(1,344,268)	(977,137)	-	-	2,225,190
Total	33,452,801	(2,265,227)	2,673,228	1,554,305	-	35,415,107

Thousand of reais	Balances at December 31, 2019	Adjustment to Income	Valuation adjustments(1)	Other (2)	Acquisition / Merger	Balance on December 31, 2020

Tax assets:	30,295,060	8,362,100	(400,583)	(418,784)	161,603	37,999,396
Temporary differences	29,565,700	3,223,197	(400,583)	(418,784)	161,603	32,131,133
Tax loss carry forwards	367,120	5,325,984	-	-	-	5,693,104
Social contribution taxes 18%	362,240	(187,081)	-	-	-	175,159
Deferred tax liabilities:	5,540,873	129,231	(1,063,160)	(60,349)	-	4,546,595
Temporary differences	5,540,873	129,231	(1,063,160)	(60,349)	-	4,546,595
Consolidated Financial Statements | December 31, 2022 | 88

Total	24,754,187	8,232,869	662,577	(358,435)	161,603	33,452,801

(1) Refers to tax recognized in equity.

(2) In 2022, it refers mainly to the net of deferred taxes in the amount of R$(297,323) (2021 – R$1,572,002 and 2020 – R$358,435), which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

	Tax assets				Tax liabilities
Year	Temporary differences	Tax loss carry forwards	Social contribution taxes 18%	Total	Temporary differences	Total
2023	11,738,573	94,081	-	11,832,654	674,661	674,661
2024	9,210,122	110,376	-	9,320,498	691,457	691,457
2025	9,001,904	850,688	-	9,852,592	506,886	506,886
2026	1,577,206	5,097	-	1,582,303	853,414	853,414
2027	986,375	4,029	-	990,404	853,414	853,414
2028 to 2032	572,371	4,456,766	-	5,029,137	62,168	62,168
Total	33,086,551	5,521,037	-	38,607,588	3,642,000	3,642,000

24.             Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousand of reais	2022	2021	2020

Accrued expenses and deferred income (1)	4,127,300	2,649,744	5,115,936
Transactions in transit (3)	794,786	796,671	674,162
Provision for share-based payment	340,789	319,660	325,930
Liabilities for insurance contracts	1,950,220	2,011,596	1,987,577
Other (2)	5,679,249	4,723,707	5,947,640
Total	12,892,344	10,501,378	14,051,245

(1) Corresponds, mainly, to payments to be made - personnel expenses.

(2) Includes credits for funds to be released, such as Administratives expenses, amounts due to associates and suppliers.

(3) Includes mainly the amounts to transfer to the credit card companies (resources in transit) and amount to release referred to the real estate credits.

25.             Other Comprehensive Income

The balances of Other Comprehensive Income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the Consolidated Statement of Changes in Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts attributable to subsidiaries, investments in associates and joint ventures are presented, on a line by line basis, in the appropriate items based on their nature.

It should be noted that the consolidated Statements of Comprehensive Income includes the changes to Other Comprehensive Income as follows:

- Revaluation gains (losses): This includes the amount of the gains, net of losses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this heading, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another heading.

- Amounts transferred to income statement: This includes the amount of the revaluation gains (losses) previously recognized in equity, even in the same year, which are subsequently recognized in the income statement.

- Amounts transferred to the initial carrying number of hedged objects: This includes the amount of the revaluation gains (losses) previously recognized in Equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other transfers: This includes the amount of the transfers made in the year between the various Other Comprehensive Income items.

In the Consolidated Statements of Comprehensive Income, the amounts in "Other Comprehensive Income" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate heading, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

Consolidated Financial Statements | December 31, 2022 | 89

a) Financial assets measured at fair value through other comprehensive income

a.1) Financial assets measured at fair value through other comprehensive income

Other Comprehensive Income – Financial assets measured at fair value through other comprehensive income includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (Notes 6), net of taxes.

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Financial assets measured at fair value through other comprehensive income (IFRS 9) on December 31, 2022 is as follows:

Thousand of reais	2022
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	1,460,128	(2,544,087)	(1,083,959)	54,809,740
Private-sector debt securities	428,640	(52,114)	376,526	582,438
Total	1,888,768	(2,596,201)	(707,433)	55,392,178

Thousand of reais	2021
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	6,756,252	(9,937,757)	(3,181,505)	101,158,055
Private-sector debt securities	795,765	(3,965)	791,800	54,545
Total	7,552,017	(9,941,722)	(2,389,705)	101,212,600

Thousand of reais	2020
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	11,061,691	(8,832,504)	2,229,187	109,317,614
Private-sector debt securities	953,043	(840,101)	112,942	38,131
Total	12,014,734	(9,672,605)	2,342,129	109,355,745

Banco Santander assesses at each disclosure to the market whether there is any objective evidence that the instruments classified as Financial Assets Measured at Fair Value in Other Comprehensive Income (debt securities) show signs of loss due to non-recovery.

b) Cash flow hedges

Other Comprehensive Income — Cash flow hedges includes the gains or losses attributable to hedge instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect them (see Note 8).

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Other Comprehensive Income - Hedges of net investments in foreign operations, includes the net amount of changes in the value of instruments that are hedged for the hedges of net investments in foreign operations. In 2021, this hedge was discontinued (Note 8.a5).

Translation adjustments for investments abroad, including the net amount of differences resulting from translating into Reais the balances of consolidated entities whose functional currency is not Reais (Note 2.a).

26.             Non-controlling interests

"Non-controlling interests" refer to the net equity value attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion of the annual profit attributed to the subsidiaries.

Consolidated Financial Statements | December 31, 2022 | 90

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousand of reais	2022	2021	2020

Financial Position of non-controlling interest	497,342	334,349	312,885
Banco PSA Finance Brasil S.A.	130,404	129,289	138,644
Rojo Entretenimento S.A.	7,692	6,939	7,087
Banco Hyundai Capital	218,808	183,538	167,155
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	(72)	3,109	-
Toro Corretora de Títulos e valores Mobiliários S.A.	115,671	11,474	-
Toro Investimentos S.A.	19,899	-	-
Solution 4fleet Consultoria Empresarial S.A.	1,648	-	-
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	3,292	-	-

Thousand of reais	2022	2021	2020

Profit attributable to non-controlling interests	52,382	31,272	32,224
Of which:
Santander Leasing S.A. Arrendamento Mercantil	-	-	(444)
Banco PSA Finance Brasil S.A.	11,657	12,688	14,146
Rojo Entretenimento S.A.	530	(148)	(159)
Banco Hyundai Capital	41,107	21,563	18,681
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	(3,182)	1,569	-
Toro Corretora de Títulos e Valores Mobiliários S.A.	2,693	(4,400)	-
Toro Investimentos S.A.	1,229	-	-
Solution 4Fleet Consultoria Empresarial S.A.	(1,023)	-	-
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	(629)	-	-

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

	2022	2021	2020
Thousand of reais
Balance at beginning of year	334,349	312,885	558,581
Change in the scope of consolidation (1)	-	17,415	(271,078)
Incorporation / Acquisition	20,446	-	-
Dividends paid / Interest on Capital	(7,432)	(19,138)	-
Capital increase	66,957	-	-
Profit attributable to non-controlling interests	52,382	31,272	32,224
Others	30,640	(8,085)	(6,842)
Balance at end of year	497,342	334,349	312,885

(1) In 2020, it refers to the merger of Banco Olé Consignado S.A by the Company. In 2021, it refers to the merger of Toro Corretora de Títulos e Valores Mobiliários S.A and Gira – Gestão Integrada de Receivíveis do Agronegócio S.A.

27.             Shareholders’ equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

Consolidated Financial Statements | December 31, 2022 | 91

At the Extraordinary Shareholders' Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares of its ownership issued by Getnet Adquirência e Serviços para Meios de Contas SA. (“Getnet”), with version of the spun-off portion for Getnet, the reduction in the share capital of Santander Brasil in the total amount of two billion reais, without the cancellation of shares, increasing the share capital of Santander Brasil from fifty-seven billion reais to fifty-five billions of reais.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand of shares
	2022			2021
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	120,850	146,392	267,242	109,718	135,345	245,063
Foreign residents	3,697,845	3,533,444	7,231,289	3,708,977	3,544,491	7,253,468
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(31,162)	(31,162)	(62,324)	(15,755)	(15,755)	(31,510)
Total outstanding	3,787,533	3,648,674	7,436,207	3,802,940	3,664,081	7,467,021

	Thousand of shares
				2020
				Common	Preferred	Total
Brazilian residents				109,885	135,438	245,323
Foreign residents				3,708,810	3,544,398	7,253,208
Total shares				3,818,695	3,679,836	7,498,531
(-) Treasury shares				(18,829)	(18,829)	(37,658)
Total outstanding				3,799,866	3,661,007	7,460,873

b) Dividends and Interest on Capital

By-laws, shareholders are guaranteed a minimum dividend of 25% of net income for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with Brazilian Corporate Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on the profits earned, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully imputed to the mandatory dividend.

CMN Resolution No. 4,885, of December 23, 2020, prohibits institutions authorized to operate by the Central Bank of Brazil from remunerating equity above the highest between: i) 30% of net income adjusted pursuant to item I of article 20 of Law No. 6.404/76; or ii) mandatory minimum dividends established by article 202 of Law 6,404/76, including in the form of Interest on Equity, until December 31, 2020. The rule also prohibits the reduction of the share capital, except in specific situations, and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council.

We present below the distribution of dividends and Interest on Equity made on December 31, 2022, December 31, 2021 and December 31, 2020.

	2022
		Real per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units

Dividends (1)(5)	1,300,000	165.95	182.55	348.50	165.95	182.55	348.50
Interest on Capital (1)(6)	1,700,000	217.02	238.72	455.73	184.46	202.91	387.37
Dividends (2)(6)	700,000	89.45	98.40	187.85	89.45	98.40	187.85
Interest on Capital (2)(6)	1,000,000	127.79	140.57	268.36	108.62	119.48	228.10
Interest on Capital (3)(6)	1,700,000	217.75	239.52	457.27	185.09	203.59	388.68
Consolidated Financial Statements | December 31, 2022 | 92

Dividends (4)(6)	820,000	105.02	115.53	220.55	105.02	115.53	220.55
Interest on Capital (4)(6)	880,000	112.71	123.98	236.69	95.80	105.38	201.19
Total	8,100,000

(1) Deliberated by the Board of Directors on February 1, 2022, paid on March 4, 2022, without any monetary restatement.

(2) Deliberated by the Board of Directors on April 14, 2022, paid on May 16, 2022, without any monetary restatement.

(3) Deliberated by the Board of Directors on August 5, 2022, paid on September 6, 2022, without any monetary restatement.

(4) Deliberated by the Board of Directors on October 13, 2022, paid on November 22, 2022, without any remuneration by way of updating.

(5) They were fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2021.

(6) Will be fully imputed to the mandatory minimum dividends to be distributed by the Bank for the year 2022.

	2021
		Real per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units
Dividends (1)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (2)5)	3,400,000	434.04	477.45	911.49	368.94	405.83	774.77
Dividends (3)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (4) (5)	249,000	31.79	34.97	66.75	27.02	29.72	56.74
Total	9,649,000

(1) Deliberated by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any monetary restatement.

(2) Deliberated by the Board of Directors on July 27, 2021, paid on September 3, 2021, without any monetary restatement.

(3) Deliberated by the Board of Directors on October 26, 2021, paid on December 3, 2021, without any monetary restatement.

(4) Resolved by the Board of Directors on December 28, 2021, paid on February 3, 2022, without any remuneration by way of monetary restatement.

(5) They were fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2021.

	2020
		Reais per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units

Interest on Capital (1) 5)	890,000	113.71	125.08	238.79	96.65	106.32	202.97
Interest on Capital (2) (5)	770,000	98.37	108.21	206.58	83.62	91.98	175.60
Interest on Capital (3) (5)	1,000,000	127.76	140.54	268.30	108.59	119.45	228.04
Interim Dividends (4) (5)	665,000	84.96	93.45	178.41	72.21	79.44	151.65
Interest on Capital (5) (6)	512,085	65.43	71.97	137.40	65.43	71.97	137.40
Total	3,837,085

(1) Deliberated by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any compensation as compensation restatement.

(2) Deliberated by the Board of Directors on July 28, 2020, paid on September 25, 2020, without any remuneration as monetary update.

(3) Deliberated by the Board of Directors on October 26, 2020, paid on December 23, 2020, without any remuneration to currency update title.

(4) Deliberated by the Board of Directors on December 28, 2020, paid from February 1, 2021, without any compensation as a monetary update.

(5) They were fully imputed to the mandatory minimum dividends to be distributed by the Bank for the year 2020.

(6) Deliberated by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any remuneration as currency update.

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for equalization dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board

Consolidated Financial Statements | December 31, 2022 | 93

of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury shares

In a meeting held on August 2, 2022, the Board of Directors approved, in continuation of the repurchase program that expired on the same date, a new program for the repurchase of Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, to be held in treasury or later sold.

The Buyback Program covers the acquisition of up to 36,986,424 Units, representing 36,986,424 common shares and 36,986,424 preferred shares, which corresponded, on June 30, 2022, to approximately 1% of the Bank's share capital. As of June 30, 2022, Banco Santander had 345,962,035 common shares and 373,766,448 preferred shares outstanding.

The purpose of the repurchase is (1) to maximize the generation of value for shareholders through an efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from August 3, 2022, ending on February 5, 2024.

	2022	2021	2020
	Quantity	Quantity	Quantity
	Units	Units	Units
Treasury shares at beginning of the period	15,755	18,829	16,702
Shares Acquisitions	20,297	91	5,052
Payment - Share-based compensation	(4,891)	(3,165)	(2,925)
Treasury shares at end of the period	31,161	15,755	18,829
Balance of Treasury Shares in thousand of reais	R$ 1,217,545	R$ 711,268	R$ 789,587
Emission Costs in thousands of Reais	R$ 1,771	R$ 1,771	R$ 1,771
Balance of Treasury Shares in thousands of reais	R$ 1,219,316	R$ 713,039	R$ 791,358

Cost/Share Price	Units	Units	Units
Minimum cost (1)	R$7.55	R$7.55	R$7.55
Weighted average cost (1)	R$27.73	R$33.86	R$33.24
Maximum cost (1)	R$49.55	R$49.55	R$49.55
Share Price	R$28.19	R$29.98	R$44.83
(1)	Considering since the beginning of operations on the stock exchange.

Additionally, in the year ended December 31, 2022, treasury shares were traded which resulted in a gain of R$68,895 (2021 – loss of R$40,820 and 2020 – loss of R$9,274), recorded directly in shareholders' equity in reserves of capital.

28.             Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

	2022	2021	2020

Profit attributable to the Parent	14,287,093	15,528,052	13,418,529

Earnings per share (BRL)
Basic Profit per 1,000 shares (in reais - BRL)
Common shares	1,831.43	1,981.65	1,713.45
Preferred shares	2,014.57	2,179.82	1,884.80
Net Profit attributable - Basic (BRL)
Common shares	6,936,588	7,535,924	6,511,367
Consolidated Financial Statements | December 31, 2022 | 94

Preferred shares	7,350,505	7,992,128	6,907,162

Weighted average shares outstanding (in thousands) - Basic
Common shares	3,787,533	3,802,851	3,800,140
Preferred shares	3,648,674	3,666,423	3,664,666

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

	2022	2021	2020

Profit attributable to the Parent	14,287,093	15,528,052	13,418,529

Earnings per share (in reais - BRL)
Diluted earnings per 1,000 shares (in reais - BRL)
Common shares	1,831.43	1,981.65	1,713.45
Preferred shares	2,014.57	2,179.82	1,884.80
Net Profit attributable - Basic (in reais - BRL)
Common shares	6,936,588	7,535,924	6,511,367
Preferred shares	7,350,505	7,992,128	6,907,162

Weighted average shares outstanding (in thousand) - Diluted
Common shares	3,787,533	3,802,851	3,800,140
Preferred shares	3,648,674	3,666,423	3,664,666

29.             Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in highly active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial Assets and Liabilities measured at fair value through profit or loss or through Other Comprehensive Income

Level 1: The securities with high liquidity and quoted prices in active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B and NTN-F), shares in stock exchange and other securities traded in the active market.

Level 2: When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, primarily interest rates. These bonds and securities are classified in level 2 of the fair value hierarchy and are mainly composed of Government Bonds (NTN-A), repurchase agreements, Cancelable LCI and in a less liquid market than those classified in level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses models developed internally, aiming to adequately measure the fair value of these instruments. At level 3, instruments with low liquidity are mainly classified.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For over-the-counter derivatives, for the valuation of financial instruments (basically swaps and options), observable market

Consolidated Financial Statements | December 31, 2022 | 95

data are normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity.

In pricing the afore mentioned financial instruments, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discount of future values by curves of market).

Level 3: Derivatives not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

Category	Type Asset/Liability	Valuation technique	Main unobservable inputs
Linear derivatives	Coupon Fra	BMF Closing Prices	Currency Coupon rate - long term
	Inflation Swap	Discounted cash flow	IGPM Coupon rate
	Interest Rate Swap	Discounted cash flow	Pre-fixed rates – long term
Non linear derivatives	Equities Options	Black&Scholes	Implicit volatility- long term
	Inflation Options	Black&Scholes	IPCA Implicit volatility- long term
	Interest Rate Options	Black&Scholes	IDI Implicit volatility- long term
	Currency Options	Black&Scholes	USD/BRL Implicit volatility- long term
Cash	Pension Plan Liability	Actuarial Model	IGPM Coupon rate
	Private Bonds	Discounted cash flow	Discount rate ("Yields")
	Public Bonds	Discounted cash flow	NTN-C and TDA Discount rate ("Yields")
Put options	Put Options	Discounted cash flow	Growth and Discount rates

The table below shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2022, 2021 and 2020, classified based on the various measurement methods adopted by the Bank to determine their fair value:

				12/31/2022
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	617,356	55,500,261	2,428,997	58,546,614
Debt instruments	617,356	910,480	2,428,997	3,956,833
Balances with The Brazilian Central Bank	-	54,589,781	-	54,589,781
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	62,749,831	21,304,134	780,391	84,834,356
Debt instruments	60,482,471	1,508,342	243,808	62,234,621
Equity instruments	2,267,360	97,869	-	2,365,229
Derivatives	-	19,697,923	536,583	20,234,506
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	1,691,606	442,726	2,134,332
Equity instruments	-	211,788	28,262	240,050
Loans and advances to customers	-	1,479,818	414,464	1,894,282
Financial Assets Measured At Fair Value Through Other Comprehensive Income	52,154,497	1,767,733	1,503,441	55,425,671
Debt instruments	52,154,405	1,762,547	1,475,226	55,392,178
Equity instruments	92	5,186	28,215	33,493
Hedging derivatives (assets)	-	1,741,318	-	1,741,318
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	40,512,986	233,762	40,746,748
Trading derivatives	-	18,465,563	233,762	18,699,325
Short positions	-	22,047,423	-	22,047,423
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	8,921,518	-	8,921,518
Other financial liabilities	-	8,921,518	-	8,921,518
Hedging derivatives (liabilities)	-	-	-	-

				12/31/2021
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	601,204	15,736,825	2,520,813	18,858,842
Debt instruments	601,204	-	2,520,813	3,122,017
Balances with The Brazilian Central Bank	-	15,736,825	-	15,736,825
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	49,462,429	20,608,008	500,228	70,570,665
Debt instruments	47,582,871	19,329	150,395	47,752,595
Consolidated Financial Statements | December 31, 2022 | 96

Equity instruments	1,879,558	85,029	56,023	2,020,610
Derivatives	-	20,503,650	293,810	20,797,460
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	420,898	449,264	870,162
Equity instruments	-	98,921	378,786	477,707
Loans and advances to customers	-	321,977	70,478	392,455
Financial Assets Measured At Fair Value Through Other Comprehensive Income	98,977,403	1,662,779	601,605	101,241,787
Debt instruments	98,975,973	1,649,925	586,702	101,212,600
Equity instruments	1,430	12,854	14,903	29,187
Hedging derivatives (assets)	-	342,463	-	342,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	36,484,135	468,432	36,952,567
Trading derivatives	-	23,703,576	468,432	24,172,008
Short positions	-	12,780,559	-	12,780,559
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,459,784	-	7,459,784
Other Financial Liabilities	-	7,459,784	-	7,459,784
Hedging derivatives (liabilities)	-	446,973	-	446,973

				12/31/2020
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	588,778	57,354,806	2,956,882	60,900,466
Debt instruments	588,778	-	2,956,882	3,545,660
Balances with The Brazilian Central Bank	-	57,354,806	-	57,354,806
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	70,139,962	27,508,722	817,548	98,466,232
Debt instruments	68,461,854	11,848	47,097	68,520,799
Equity instruments	1,678,108	128,251	11,917	1,818,276
Derivatives	-	27,368,623	758,534	28,127,157
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	217,569	282,151	499,720
Equity instruments	-	185,790	253,122	438,912
Loans and advances to customers	-	31,779	29,029	60,808
Financial Assets Measured At Fair Value Through Other Comprehensive Income	106,456,132	1,987,234	1,297,021	109,740,387
Debt instruments	106,454,645	1,953,504	1,260,065	109,668,214
Equity instruments	1,487	33,730	36,956	72,173
Hedging derivatives (assets)	-	743,463	-	743,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	76,890,170	753,121	77,643,291
Trading derivatives	-	31,082,223	753,121	31,835,344
Short positions	-	45,807,947	-	45,807,947
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,038,467	-	7,038,467
Other Financial Liabilities	-	7,038,467	-	7,038,467
Hedging derivatives (liabilities)	-	144,594	-	144,594

Movements in fair value of Level 3

The following tables demonstrate the movements during 2022, 2021 and 2020 for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2021	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2022
Financial Assets Measured At Fair Value Through Profit Or Loss	2,520,813	(139,603)	(156,307)	204,094	2,428,997
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	500,228	140,780	(57,926)	197,309	780,391
Consolidated Financial Statements | December 31, 2022 | 97

Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	449,264	(49,069)	(66,980)	109,511	442,726
Financial Assets Measured At Fair Value Through Other Comprehensive Income	601,605	(4,792)	325,456	581,172	1,503,441
Financial Liabilities Measured At Fair Value Through Profit Or Loss	468,432	(176,639)	(89,734)	31,703	233,762

	Fair Value 12/31/2020	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2021
Financial Assets Measured At Fair Value Through Profit Or Loss	2,956,882	99,401	-	(535,470)	2,520,813
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	817,548	(802,760)	(36,051)	483,419	462,156
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	282,151	78,853	-	88,260	449,264
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,297,021	(268,095)	-	(427,322)	601,604
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	753,121	(337,847)	(137,963)	156,272	433,583

	Fair Value 12/31/2019	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2020
Financial Assets Measured At Fair Value Through Profit Or Loss	2,627,405	83,832	(239,512)	485,157	2,956,882
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	715,548	502,596	(231,468)	(169,128)	817,548
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	27,749	100,091	125,282	29,029	282,151
Financial Assets Measured At Fair Value Through Other Comprehensive Income	951,966	(21,677)	(197,098)	563,830	1,297,021
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	564,757	500,159	(406,971)	95,176	753,121
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	1,600,000	-	-	(1,600,000)	-

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined based on changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, as these credit default swaps better reflect the market's valuation of the debtors credit risk for a specific financial asset. When such prices are unobservable, changes in fair value attributable to changes in credit risk are determined as the total amount of changes in fair value not attributable to changes in the benchmark interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of changes attributable to credit risk, as it estimates the change in margin above the benchmark that the market may demand for the financial asset.

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except for financial assets measured at amortized cost.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their

Consolidated Financial Statements | December 31, 2022 | 98

respective fair values on December 31, 2022, 2021 and 2020:

					12/31/2022
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	22,003,439	22,003,439	22,003,439	-	-
Financial Assets Measured At Amortized Cost	-	-	-	-	-
Loans and amounts due from credit institutions	20,713,315	20,713,315	-	2,439,823	18,273,492
Loans and advances to customers	488,735,746	484,362,272	-	-	484,362,272
Debt instruments	81,329,013	81,129,982	23,419,946	9,873,633	47,836,403
Balances with The Brazilian Central Bank	73,046,299	73,046,299	-	73,046,299	-
Total	685,827,812	681,255,307	45,423,385	85,359,755	550,472,167

					12/31/2021
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	16,657,201	16,657,201	16,657,201	-	-
Financial Assets Measured At Amortized Cost	-	-	-	-	-
Loans and amounts due from credit institutions	26,485,913	26,485,913	-	4,129,438	22,356,475
Loans and advances to customers	464,451,587	460,525,749	-	6,044,808	454,480,941
Debt instruments	73,125,011	74,074,095	28,472,612	12,124,154	33,477,329
Balances with The Brazilian Central Bank	69,178,841	69,178,841	-	69,178,841	-
Total	649,898,553	646,921,799	45,129,813	91,477,241	510,314,745

					12/31/2020
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	20,148,725	20,148,725	20,148,725	-	-
Financial Assets Measured At Amortized Cost	-	-	-	-	-
Loans and amounts due from credit institutions	54,072,564	54,072,564	-	715,526	53,357,038
Loans and advances to customers	393,707,229	396,878,319	-	4,530,041	392,348,278
Debt instruments	48,367,791	49,963,947	4,425,723	17,486,057	28,052,167
Balances with The Brazilian Central Bank	58,777,212	58,777,212	-	58,777,212	-
Total	575,073,521	579,840,767	24,574,448	81,508,836	473,757,483

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on December 31, 2022, 2021 and 2020:

During 2020, The Bank reclassified R$ 73,075,341 of “Deposits of Brazil's Central Bank and deposits of credit institutions” and R$

390,760,088 of “Customer deposits” from level 2 to level 3, as there was no active trading market for these instruments.”

					12/31/2022
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	116,079,014	116,079,014	-	24,734,029	91,344,985
Customer deposits	489,953,489	489,920,266	-	63,223,998	426,696,268
Marketable debt securities	107,120,875	105,554,365	-	-	105,554,365
Debt instruments Eligible Capital	19,537,618	19,537,618	-	-	19,537,618
Consolidated Financial Statements | December 31, 2022 | 99

Other financial liabilities	62,593,104	62,593,104	-	-	62,593,104
Other financial liabilities	795,284,100	793,684,367	-	87,958,027	705,726,340

					12/31/2021
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	121,005,909	121,005,909	-	26,200,162	94,805,747
Customer deposits	468,961,069	468,960,950	-	60,911,279	408,049,671
Marketable debt securities	79,036,792	79,035,644	-	-	79,035,644
Debt instruments Eligible Capital	19,641,408	19,641,408	-	-	19,641,408
Other financial liabilities	61,448,516	61,448,516	-	-	61,448,516
Other financial liabilities	750,093,694	750,092,427	-	87,111,441	662,980,986

					12/31/2020
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	131,656,962	131,654,431	-	58,579,090	73,075,341
Customer deposits	445,813,972	445,856,090	-	55,096,002	390,760,088
Marketable debt securities	56,875,514	57,265,307	-	-	57,265,307
Subordinated Debt	13,119,660	13,119,660	-	-	13,119,660
Other financial liabilities	59,822,683	59,822,683	-	-	59,822,683
Other financial liabilities	707,288,791	707,718,171	-	113,675,092	594,043,080

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Loans and amounts due from credit institutions and from clients – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the average interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to highlight that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits from Bacen and credit institutions and Client deposits – The fair value of the deposits was calculated by discounting the difference between the cash flows under the contractual conditions and the rates currently practiced in the market for instruments whose maturities are similar. The fair value of variable rate time deposits was considered to be close to their book value.

Bonds and securities – The fair values of these items were estimated by calculating the discounted cash flow using the interest rates offered in the market for bonds with similar terms and maturities.

Debt Instruments Eligible for Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

The valuation techniques used to estimate each level are defined in note 2.e.

Management revised the criteria assigned to classify the fair value level of assets and liabilities measured at amortized cost, presented exclusively for disclosure purposes, and concluded that they are better classified as level 3 in light of observable market data.

30.             Operational Ratios

Bacen determines that financial institutions maintain Reference Equity (PR), PR Tier I and Core Capital compatible with the risks of their activities, higher than the minimum requirement of Required Reference Equity, represented by the sum of the credit risk, risk market and operational risk.

As established in CMN Resolutions nº 4,193/2013 and nº 4,783/2020, until September 2021 the PR requirement was at 10.625%, including 8.00% of Minimum Reference Equity plus 1.625% of Additional Capital Conservation and 1.00% Systemic Additional. The Tier I PR was 8.625% and the Minimum Principal Capital of 7.125%.

Consolidated Financial Statements | December 31, 2022 | 100

In October 2021, the Capital Conservation Additional increased to 2.00%. Thus, in December the PR requirement is 11.00%. It is considered 8.00% of Minimum Reference Equity plus 2.00% of Capital Conservation Additional and 1.00% of Systemic Additional, with the requirement of PR Tier I of 9.00% and Principal Capital Minimum of 7.50%. As of April 2022, the PR requirement reached 11.50%, considering 8.00% of the Reference Equity Minimum plus 2.50% of Capital Conservation Additional and 1.00% of Systemic Additional, with requirement PR Tier I and Minimum Core Capital of 9.50% and 8.00%, respectively.

Continuing the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into effect.

The Basel index is calculated in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown below:

BASEL INDEX %	Dec-22	Dec-21	Dec-20
Tier I Regulatory Capital	75,943.7	76,969.9	77,571.5
Principal Capital	69,229.0	69,919.9	71,006.3
Supplementary Capital	6,714.7	7,050.1	6,565.2
Tier II Regulatory Capital	13,109.8	12,591.3	6,554.5
Regulatory Capital (Tier I and II)	89,053.5	89,561.3	84,126.0
Credit Risk	559,230.6	527,119.3	478,303.5
Market Risk	19,332.1	15,122.2	15,846.3
Operational Risk	60,073.2	58,499.8	57,419.4
Total RWA	638,635.9	600,741.3	551,569.2
Basel I Ratio	11.89	12.81	14.06
Basel Principal Capital	10.84	11.64	12.87
Basel Regulatory Capital	13.94	14.91	15.25
(1)	Exposures to credit risk subject to the calculation of the capital requirement through a standardized approach (RWACPAD) are based on the procedures established by Bacen Circular 3,644, of March 4, 2013 and its subsequent additions through the wording of Bacen Circular 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.
(2)	Includes the portions for market risk exposures subject to variations in foreign currency coupon rates (RWAjur2), price indices (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified in the trading portfolio (RWAacs) and portions for exposure to gold, foreign currency and transactions subject to exchange variation (RWAcam).
(3)	Risk Weighted Assets or risk weighted asset.

Banco Santander publishes the Risk Management Report on a quarterly basis with information regarding risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with more detail on the assumptions, structure and methodologies can be found at www.santander.com.br/ri.

Financial institutions are required to maintain the application of funds in permanent assets in accordance with the level of the adjusted Referential Equity. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the Reference Equity value adjusted in accordance with the regulations in force. Banco Santander meets the established requirements.

31.             Interest and similar income

Interest and similar income in the consolidated statement of income comprises interest accrued during the year on all financial assets with an implicit or explicit return, calculated using the effective interest method, regardless of the measurement of fair value, and adjustments to result as a result of hedge accounting. Interest is recognized gross, excluding withholding taxes.

The breakdown of the main items of interest and similar charges accrued in 2022, 2021 and 2020 is as follows:

Thousand of reais	2022	2021	2020

Cash and balances with the Brazilian Central Bank	10,202,362	2,581,083	1,552,121
Loans and advances - Credit institutions	2,722,311	1,116,013	1,518,557
Loans and advances - Customers	73,596,047	55,775,027	44,103,997
Debt instruments	22,001,700	16,957,840	13,556,403
Pension Plans (note 21)	19,587	19,612	16,720
Other interest	6,683,111	1,537,733	2,027,142
Total	115,225,118	77,987,308	62,774,940
Consolidated Financial Statements | December 31, 2022 | 101

32.             Interest expense and similar charges

"Interest and similar expenses" in the consolidated income statement consist of interest accrued in the year on all financial liabilities with implicit or explicit return, including remuneration in kind, calculated using the effective interest method, regardless of the measurement of the fair value, cost adjustments as a result of hedge accounting and interest costs attributed to pension funds.

The breakdown of the main items of interest and similar charges accrued in 2022, 2021 and 2020 is as follows:

Thousand of reais	2022	2021	2020

Credit institutions deposits	6,736,736	4,712,388	4,327,276
Customer deposits	38,508,954	13,187,967	7,504,276
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	6,951,908	4,536,849	2,785,942
Debt Instruments Eligible to Compose Capital (note 19)	863,394	902,398	909,393
Pension Plans (note 21)	176,224	237,024	293,653
Other interest (1)	14,484,725	3,092,216	2,511,688
Total	67,721,941	26,668,842	18,332,228

(1) It is mainly composed of Expenses with Interest on Repo Agreements

33.             Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousand of reais	2022	2021	2020

Equity instruments classified as:
Financial Assets Measured At Fair Value Through Profit Or Loss	33,985	89,563	30,232
Financial Assets Measured At Fair Value Through Other Comprehensive Income	4,088	477	3,522
Total	38,073	90,040	33,754

34.             Fee and commission income

The heading “Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2022	2021	2020

Collection and payment services:
Bills	1,097,170	1,228,497	1,146,929
Demand accounts	2,917,271	3,088,728	2,984,289
Cards (Credit and Debit) and Acquiring Services	5,890,549	5,208,160	6,300,583
Checks and other	109,014	108,487	126,481
Orders	751,766	660,177	844,056
Total	10,765,770	10,294,049	11,402,338

Marketing of non-Banking financial products:
Investment funds	568,455	672,915	545,822
Consolidated Financial Statements | December 31, 2022 | 102

Insurance	3,524,201	3,499,342	3,043,036
Capitalization plans	803,052	703,980	630,453
Total	4,895,708	4,876,237	4,219,311

Securities services:
Securities underwriting and placement	1,017,763	894,182	695,654
Securities trading	325,960	304,507	267,576
Administration and custody	704,936	640,608	485,756
Asset management	890	946	1,161
Total	2,049,549	1,840,243	1,450,147

Other:
Foreign exchange	1,888,194	1,511,807	1,396,715
Financial guarantees	678,908	804,503	728,232
Other fees and commissions	959,594	1,061,250	1,409,964
Total	3,526,696	3,377,560	3,534,911

Total	21,237,723	20,388,089	20,606,707

35.             Fee and commission expense

Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2022	2021	2020

Commissions assigned to third parties (1)	3,918,115	3,019,496	2,781,568
Other fees and commissions	2,443,728	2,095,292	1,596,925
Total	6,361,843	5,114,788	4,378,493

(1) Composed, mainly, by credit cards.

36.             Gains or losses on financial assets and liabilities

Gains (losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousand of reais	2022	2021	2020

Financial Assets Held For Trading (1)
Financial Assets Measured At Fair Value Through Profit Or Loss	1,626,177	1,555,837	711,949
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading (1)	3,445,525	3,519,626	12,122,794
Non-Tranding Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	(270,616)	205,016	172,828
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(239,777)	(665,853)	(239,054)
Financial Assets available-for-sale
Debt instruments	(42,552)	(432,510)	(207,011)
Equity instruments	(197,225)	(233,343)	(32,043)
Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	(407,973)	(4,392,844)	229,543
Total	4,153,336	221,782	12,998,060
(1)	Includes the exchange hedge of the Bank’s interest in Cayman (note 23).

Consolidated Financial Statements | December 31, 2022 | 103

37.             Exchange differences (net)

Exchange differences" demonstrate the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

Thousand of Reais	2022	2021	2020

Revenue with Exchange Variations	170,221,459	196,480,319	78,578,786
Expenses with Exchange Variations	(169,675,569)	(198,482,605)	(103,279,748)
Total	545,890	(2,002,286)	(24,700,962)

38.             Other operating income and expenses

The breakdown of "Other operating income (expense)" is as follows:

Thousand of reais	2022	2021	2020

Other operating income	885,774	914,084	792,639
Other operating expense	(1,238,328)	(1,559,663)	(1,237,133)
Contributions to fund guarantee of credit - FGC	(488,448)	(473,801)	(428,016)
Total	(841,002)	(1,119,380)	(872,510)

39.             Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousand of reais	2022	2021	2020
Wages and salaries	6,311,240	5,905,394	5,730,779
Social security costs	1,431,129	1,153,164	1,222,352
Benefits	1,602,744	1,434,815	1,390,044
Defined benefit pension plans (note 22)	6,447	6,415	6,892
Contributions to defined contribution pension plans	128,091	152,156	117,216
Share-based compensation	39,876	24,045	19,348
Training	59,832	54,858	49,037
Other personnel expenses	317,636	294,855	335,814
Total	9,896,995	9,025,702	8,871,482
Consolidated Financial Statements | December 31, 2022 | 104

b) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions. These amounts are recorded under Other liabilities (Note 24) and personnel expenses (Note 39.a).

b.1) Local and Global Program

				01/01 to 12/31/2022		01/01 to 12/31/2021		01/01 to 12/31/2020
Program	Liquidity Type	Vesting Period	Period of Exercise
		01/2019 to 12/2021	2022 and 2023	R$ 40,403	(*)	R$ 4,216,667	(*)	R$ 4,916,667
		01/2020 to 12/2022	2023	R$ 4,002,000	(*)	R$ 3,668,000	(*)	R$ -
		01/2020 to 12/2022	2023 and 2024	R$ -	(*)	R$ 2,986,667	(*)	R$ 9,440,000
		01/2021 to 09/2024	2024	R$ 23,490,000	(*)	R$ 13,520,000	(*)	R$ -
		01/2021 to 12/2023	2023	R$ 1,500,000	(*)	R$ 1,834,000	(*)	R$ -
Local	Santander Brasil Bank Shares	07/2019 to 06/2022	2022	111,066	SANB11	111,962	SANB11	109,677	SANB11
		09/2020 to 09/2022	2022	304,594	SANB11	301,583	SANB11	450,738	SANB11
		01/2020 to 09/2023	2023	209,278	SANB11	249,666	SANB11	281,031	SANB11
		01/2021 to 12/2022	2023	139,163	SANB11	177,252	SANB11	-	SANB11
		01/2021 to 12/2023	2024	343,863	SANB11	327,065	SANB11	-	SANB11
		01/2021 to 01/2024	2024	222,178	SANB11	30,545	SANB11	-	SANB11
		01/2020 to 12/2022	2023	159,253	SAN (**)	309,576	SAN (**)	318,478	SAN (**)
Global	Santander Spain Shares and Options	01/2020 to 12/2022	2023, with limit for options' exercise until 2030	832,569	Options s/ SAN (**)	1,618,445	Options s/ SAN (**)	1,664,983	Options s/ SAN (**)
		01/2021 to 12/2023	02/2024	124,184	SAN (**)	135,632		-
		01/2021 to 12/2023	02/2024, with limit for options' exercise until 02/2029	370,477	Options s/ SAN (**)	404,630		-
				R$ 28,992,000	(*)	R$ 26,225,334	(*)	R$ 14,356,667	(*)
Balance of Plans on December 31, 2022				1,436,867	SANB11	1,198,073	SANB11	841,446	SANB11
				434,140	SAN	445,208	SAN	318,478	SAN
				1,781,759	Options s/ SAN	2,023,075	Options s/ SAN	1,664,983	Options s/ SAN

(*) Plan target in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the quotation of the last 15 trading sessions of the month immediately preceding the grant.

(**) Target of the plan in SAN shares and options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and condition of maintaining the participant's employment relationship until the payment date in order to be entitled to receive.

The calculation of payment for the plans is based on the percentage of achievement of the indicators applied to the reference value (target), with the Local plans being paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Consolidated Financial Statements | December 31, 2022 | 105

Each participant has a reference value defined in cash, converted into SANB11 units or into shares and options of Grupo Santander (SAN), normally based on the quotation of the last 15 trading sessions of the month immediately preceding the granting of each plan. At the end of the vesting period, the payment of either the resulting shares in the case of local plans, or the cash value corresponding to the shares/options of the global plans, is made with a 1-year restriction, and this payment is still subject to the application of the Malus clauses /Clawback, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

Impact on Income

The impacts on the result are recorded in the Personnel Expenses item, as follows:

			Consolidated
		01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Program	Settlement Type
Local	Santander Actions (Brazil)	25,506	20,720	10,776
Global	Santander Spain shares and stock options	3,706	3,534	846

b.2) Variable Remuneration based in shares

The long-term incentive plan (deferral) sets forth the requirements for payment of future deferred installments of variable remuneration, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to the risks assumed and fluctuations the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

Program	Participant	Liquidity Type	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	8,228	63,658	103,696
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	76,275	111,995	98,696
Consolidated Financial Statements | December 31, 2022 | 106

40.             Other general administrative expenses

a) Breakdown

The detail of other general administrative expenses is as follows:

Thousand of reais	2022	2021	2020

Genreal maintenance expenses	895,734	889,077	743,580
Technology maintenance expenses	2,577,479	2,474,348	2,355,310
Advertising	540,593	621,425	654,175
Communications	421,522	353,271	648,856
Per diems and travel expenses	72,647	71,840	68,922
Taxes other than income tax	148,950	202,440	280,098
Surveillance and cash courier services	548,759	597,946	594,953
Insurance premiums	21,977	22,374	16,620
Specialized and technical services	2,228,715	2,184,139	2,171,460
Technical reports	425,767	355,343	319,814
Others specialized and technical services	1,802,948	1,828,795	1,851,646
Other administrative expenses (1)	886,742	873,857	709,504
Total	8,343,118	8,290,717	8,243,478

(1) On December 31, 2022, it is mainly composed of Data Processing Expenses in the balance of R$ 155,326 (2021 – R$ 160,716 and 2020 - R$ 176,105), Services Expenses in the balance of R$ 52,165 (2021 - revenue of R$ 51,689 and 2020 – R$ 27,751), Expenses with the Benefit Guarantee Fund - FGB 3,979 (2021 – R$ 3,864 and 2020 – R$ 8,478), and Recovery of Charges and Expenses R$ 435,717 (2021 – R$ 378,604 and 2020 – R$ 212,850).

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies to their respective auditors, the detail are as follows:

Millions of Reais	2022	2021	2020

Independent audit of the financial statements of the companies included in the consolidation scope	28.9	26.3	24.0

Audit Related	0.3	0.2	0.4
Others	0.3	0.4	0.0
Total	29.5	26.9	24.4

The approximate amount of taxes according to Law 12,741/2012 totals R$4.2 million (2021 - R$3.8 million and 2020 - R$3.5 million).

41.             Gains or losses on non financial assets and investments, net

The breakdown of the balance of this item is as follows:

Thousand of reais	2022	2021	2020

Gains	62,951	45,780	285,335
Tangible and intangible assets	62,951	45,780	36,778
Investments	-	-	248,557
Losses	(40,596)	(60,893)	(54,622)
Tangible and intangible assets	(40,596)	(32,863)	(14,517)
Investments	-	(28,030)	(40,105)
Total	22,355	(15,113)	230,713

42.             Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

As of December 31, 2022, the result of R$109 million is mainly composed of a profit of R$85 million from the sale of assets received in the recovery processes of credits with customers, and on December 31, 2021, the result of R$ 48 million is mainly composed of profit of R$ 101 million from the sale of assets received in the recovery processes of credits with customers, and on December 31, 2020 the result of R$ 77 million is mainly composed of profit of R$ 24 million with reversal of the provision for losses on other amounts and assets net of the constitution of the provision for loss of recoverable value of properties, constitution of provision for losses on other amounts and assets and revenue of R$ 49 million from the result in disposal of goods received in the recovery of credits with customers.

Consolidated Financial Statements | December 31, 2022 | 107

43.             Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its clients to improve their credit standing and allow them to compete the following table summarizes at December 31, 2022, 2021 and 2020 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be considered as a loss if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, "maximum potential amount of future payments" significantly exceeds inherent losses.

Thousand of reais	2022	2021	2020

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	54,497,392	49,391,839	45,930,486
Financial guarantees	41,456,445	33,192,559	32,477,336
Performance guarantees	2,167,016	1,167,603	989,979
Financial letters of credit	10,841,284	14,990,887	12,407,888
Other	32,647	40,790	55,283
Other contingent exposures	2,881,565	4,028,516	2,351,530
Documentary Credits	2,881,565	4,028,516	2,351,530
Total Contingent Liabilities	57,378,957	53,420,355	48,282,016

Commitments
Loan commitments drawable by third parties (1)	158,731,264	145,958,258	131,706,433
Total Commitments	158,731,264	145,958,258	131,706,433

Total	216,110,221	199,378,613	179,988,449

(1) Includes the approved limits and unused overdraft, credit card and others.

The Bank's customers are provided with financial guarantees in commitments with third parties. There is a right to charge customers for the reimbursement of any amount that the Bank has to pay due to these guarantees. In addition, cash on hand or other highly liquid collateral may be maintained for these commitments. These contracts are subject to the same credit assessment performed for loans.

The Bank's expectation is that these guarantees will expire without the need for a cash advance. Therefore, in the normal course of business, the Bank expects that these transactions will have virtually no impact on its liquidity.

Performance guarantees are issued to secure customer commitments, such as contract-specified investments, and supply specified products, core products or maintenance or service guarantees to third parties, completion of projects in accordance with contractual terms, etc. Standby letter of credits include loan payment guarantees, lines of credit, promissory notes and commercial acceptances. The Bank always requires surety to grant this type of financial guarantee. In documentation credits, the Bank acts as a payment mediator between commercial companies located in different countries (import/export operations). In the documentation credit operation, the parties involved deal with the documents instead of dealing with the products to which the documents relate. Normally, the basic products traded are used as collateral for the operation and the Bank can provide some lines of credit. Third party redeemable loan commitments include most credit card facilities and commercial commitments. Credit card lines can be canceled unilaterally by the issuer. Commercial commitments are mostly one-year lines subject to customer disclosure.

The risk criteria for issuing all types of guarantees, standby financial letters of credit and documentation credits and for all signature risks are generally the same as those used for other credit risk products and therefore subject to the same admission and screening standards. Collateral provided on behalf of clients is subject to the same credit quality review process as any other risk product. Regularly, at least once a year, the solvency of customers is checked, as well as the likelihood that these guarantees will be enforced. If there is any doubt about the customer's solvency, provisions are debited from net income, in the amount of inherent losses, even if there is no lawsuit filed against the Bank.

The recording of provisions for non-recovery losses related to guarantees and other sureties (note 9.c) is made under the caption Losses on financial assets (net) in the consolidated statement of income and its calculation is described in note 2.i.

In addition, the liability recognized as deferred income for the premium received for providing these guarantees is being amortized over the life of the related guarantees and amounts to R$307,296 (2021 - R$382,255 and 2020 - R$356,226).

Consolidated Financial Statements | December 31, 2022 | 108

b) Off-balance funds under management

Banco Santander has funds under management, in which it does not have a significant interest, does not act as a "principal" and does not have an equity interest. Based on the contractual relationship that governs the management of such funds, the third parties that hold the equity interest are those that are exposed, or have rights, to variable returns and have the ability to affect these returns through decision-making power. In addition, the Bank acts as a fund manager in the analysis of the remuneration system, which are proportional to the service provided and, therefore, does not indicate that the fund manager acts as a "principal" (Note 2.w).

Funds managed by Banco Santander not recorded on the balance sheet are the following:

Thousand of reais	2022	2021	2020

Funds under management	18,934,221	2,770,684	2,716,477
Managed Funds	265,517,852	192,927,475	191,873,169
Total	284,452,073	195,698,159	194,589,646

c) Third-party securities held in custody

On December 31, 2022, the Bank held third-party debt and securities in custody in the total amount of R$ 48,918,436 (2021 – R$ 37,998,502 - and 2020 – R$ 35,519,498).

d) Residual maturity

The composition, by maturity, of the balances of Financial Assets and Financial Liabilities in the consolidated balance sheet is as follows:

							2022
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	21,588,648	414,791	-	-	-	-	22,003,439
Debt instruments	16,743,026	6,128,498	24,066,831	51,980,394	33,416,823	70,577,073	202,912,645
Equity instruments	2,473,827	42,813	116,447	2,429	-	3,256	2,638,772
Loans and amounts due from credit institutions	53,762	542,117	10,740,281	8,723,942	640,701	12,512	20,713,315
Loans and advances to customer	11,271,204	123,503,143	117,101,333	152,555,108	38,944,000	47,255,240	490,630,028
Derivatives	5,815	4,365,403	2,827,973	4,661,329	3,033,806	7,081,498	21,975,824
Balances with the Brazilian Central Bank	96,850,321	30,787,099	-	-	-	-	127,637,420
Total	148,986,603	165,783,864	154,852,865	217,923,202	76,035,330	124,929,579	888,511,443

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	356,140	95,792,043	236,530	14,468,825	2,902,097	2,323,379	116,079,014
Customer deposits(1)	77,834,830	185,158,988	98,821,185	85,233,350	42,786,508	118,628	489,953,489
Marketable debt securities (1)	2,206,218	12,355,853	32,544,969	44,723,451	10,150,295	5,140,089	107,120,875
Debt Instruments Eligible to Compose Capital	-	6,786,472	875,575	1,358,736	1,526,828	8,990,007	19,537,618
Other financial liabilities	185,609	35,253,913	3,660,383	23,346,129	87,904	59,166	62,593,104
Short positions	-	144,261	3,083,821	4,575,483	5,395,593	8,848,265	22,047,423
Derivatives	-	5,076,938	3,131,463	5,366,782	2,975,559	2,148,583	18,699,325
Total	80,582,797	340,568,468	142,353,926	179,072,756	65,824,784	27,628,117	836,030,848
Difference (assets less liabilities)	68,403,806	(174,784,604)	12,498,939	38,850,446	10,210,546	97,301,462	52,480,595
Consolidated Financial Statements | December 31, 2022 | 109

							2021
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	15,430,680	1,226,521	-	-	-	-	16,657,201
Debt instruments	1,612,213	119,780,229	20,352,554	5,834,524	38,904,369	38,728,334	225,212,223
Equity instruments	-	-	-	-	-	2,527,504	2,527,504
Loans and amounts due from credit institutions	11,176,922	2,717,359	1,748,733	10,827,639	15,057	203	26,485,913
Loans and advances to customer	70,399,332	82,203,458	84,986,074	152,608,938	31,902,231	42,744,009	464,844,042
Derivatives	-	8,667,809	2,836,098	1,645,538	5,989,792	2,000,686	21,139,923
Balances with the Brazilian Central Bank	69,178,841	15,736,825	-	-	-	-	84,915,666
Total	167,797,988	230,332,201	109,923,459	170,916,639	76,811,449	86,000,736	841,782,472

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	10,052,363	60,636,478	39,748,331	6,681,493	1,656,909	2,230,335	121,005,909
Customer deposits(1)	86,051,583	79,687,549	56,178,087	163,641,875	83,326,774	75,201	468,961,069
Marketable debt securities(1)	-	28,052,200	5,038,906	35,844,265	9,341,229	760,192	79,036,792
Debt Instruments Eligible to Compose Capital	-	5,552,801	-	14,088,607	-	-	19,641,408
Other financial liabilities	3,935,497	770,492	9,962,122	11,672,615	35,107,790	-	61,448,516
Short positions	-	12,780,559	-	-	-	-	12,780,559
Derivatives	641,571	7,239,697	2,503,888	9,117,265	3,773,251	1,343,309	24,618,981
Total	100,681,014	194,719,776	113,431,334	241,046,120	133,205,953	4,409,037	787,493,234
Difference (assets less liabilities)	67,116,974	35,612,425	(3,507,875)	(70,129,481)	(56,394,504)	81,591,699	54,289,238

							2020
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	7,373,662	12,775,063	-	-	-	-	20,148,725
Debt instruments	432,579	13,195,527	33,903,698	64,225,680	70,182,705	48,162,275	230,102,464
Equity instruments	-	-	-	-	-	2,329,361	2,329,361
Loans and amounts due from credit institutions	-	2,777,562	35,728,322	15,155,444	363,135	48,101	54,072,564
Loans and advances to customer	29,385,631	80,281,579	93,750,065	98,550,271	47,160,700	44,639,790	393,768,036
Derivatives	-	14,558,434	1,994,418	4,103,735	1,869,509	3,721,418	26,247,514
Consolidated Financial Statements | December 31, 2022 | 110

Balances with the Brazilian Central Bank	58,777,212	57,354,806	-	-	-	-	116,132,018
Total	95,969,084	180,942,971	165,376,503	182,035,130	119,576,048	98,900,945	842,800,681

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	-	83,922,876	43,315,412	3,764,159	-	654,516	131,656,962
Customer deposits(1)	85,433,287	139,191,140	121,804,752	62,768,886	36,578,335	37,572	445,813,972
Marketable debt securities(1)	-	8,815,410	18,736,230	28,158,133	747,340	418,401	56,875,514
Debt Instruments Eligible to Compose Capital	-	220,425	-	12,899,235	-	-	13,119,660
Other financial liabilities	23,352	21,858,532	20,730,398	17,203,162	4,787	2,452	59,822,683
Short positions	-	45,807,946	-	-	-	-	45,807,946
Derivatives	-	2,046,924	1,973,701	5,387,607	7,744,145	12,204,455	29,356,832
Total	85,456,639	301,863,252	206,560,493	130,181,182	45,074,607	13,317,396	782,453,569
Difference (assets less liabilities)	10,512,445	(120,920,281)	(41,183,990)	51,853,948	74,501,441	85,583,549	60,347,112

(1) Includes obligations which may be subject to early payment, being: demand and time deposits, repurchase agreements with clients, LCI and LCA.

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated financial statements, based on the nature of the related items, are as follows:

Equivalent Value in Thousand of Reais	2022		2021		2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash	10,657,125	-	10,851,016	-	15,835,124	-
Financial ssets/liabilities measured at fair value through profit or loss held for trading	5,895,720	5,376,666	2,587,588	21,784,041	27,012,315	7,867,168
Financial assets measured at fair value through other comprehensive income	17,114,102	-	17,102,273	-	17,062,156	-
Financial assets/liabilities measured at amortized cost	75,695,229	117,277,231	70,283,097	86,184,330	52,002,476	118,142,613
Total	109,362,176	122,653,897	100,823,974	107,968,371	111,912,071	126,009,781

f) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases.

The total of the future minimum payments of non-cancellable operating leases is shown below:

	2022	2021	2020

Up to 1 Year	284,945	715,576	670,619
Between 1 to 5 Years	1,044,715	1,420,853	1,607,995
More than 5 Years	224,536	181,417	171,420
Total	1,554,196	2,317,846	2,450,034

Additionally, Banco Santander has contracts with an indefinite term, in the amount of R$700 (2021 - R$801 and 2020 - R$880). Corresponding to the monthly rent of contracts with this characteristic. Lease payments, recognized as expenses in 2022, amounted to R$391,408 (2021 - R$369,482 - R$ and 2020 - R$358,656).

Consolidated Financial Statements | December 31, 2022 | 111

Lease contracts will be readjusted annually, in accordance with current legislation, with the highest percentage in accordance with the General Market Price Index (IGPM) variation. The lessee is assured the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and legislation in force.

g) Contingent assets

On December 31, 2022, 2021 and 2020 no contingent assets were recorded.

44.             Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s Management responsible to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which different financial information are available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank has two segments, the commercial segment, which includes individuals and companies (except for global corporate clients, which are dealt with in the Global Wholesale Banking segment) and the Global Wholesale Banking segment, which includes Investment Banking and Markets, including treasury departments and equity businesses.

The Bank operates in Brazil and abroad, through the Cayman branch, Luxembourg branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

Thousand of reais	2022
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	45,617,896	1,885,281	47,503,177
Income from equity instruments	11,239	26,834	38,073
Income from companies accounted for by the equity method	147,676	51,503	199,179
Net fee and commission income	12,538,806	2,337,074	14,875,880
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(360,383)	5,059,609	4,699,226
Other operating expense (net)	(718,459)	(122,543)	(841,002)
TOTAL INCOME	57,236,775	9,237,758	66,474,533
Personnel expenses	(8,985,721)	(911,274)	(9,896,995)
Other administrative expenses	(7,571,376)	(771,742)	(8,343,118)
Depreciation and amortization	(2,479,643)	(105,859)	(2,585,502)
Provisions (net)	(1,207,531)	(7,959)	(1,215,490)
Impairment losses on financial assets (net)	(23,682,848)	(1,145,901)	(24,828,749)
Impairment losses on non-financial assets (net)	(160,479)	(955)	(161,434)
Other non-financial gains (losses)	131,482	-	131,482
OPERATING PROFIT BEFORE TAX (1)	13,280,659	6,294,068	19,574,727
Currency Hedge(1)	(129,406)	-	(129,406)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	13,151,253	6,294,068	19,445,321
Consolidated Financial Statements | December 31, 2022 | 112

Thousand of reais	2021

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	46,236,026	5,082,440	51,318,466
Income from equity instruments	10,216	79,824	90,040
Income from companies accounted for by the equity method	105,403	38,781	144,184
Net fee and commission income	13,285,099	1,988,202	15,273,301
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,433,236)	(347,268)	(1,780,504)
Other operating expense (net)	(974,391)	(144,989)	(1,119,380)
TOTAL INCOME	57,229,117	6,696,990	63,926,107
Personnel expenses	(8,220,544)	(805,158)	(9,025,702)
Other administrative expenses	(7,697,346)	(593,371)	(8,290,717)
Depreciation and amortization	(2,342,639)	(91,282)	(2,433,921)
Provisions (net)	(2,176,774)	(2,643)	(2,179,417)
Impairment losses on financial assets (net)	(17,169,630)	56,896	(17,112,734)
Impairment losses on non-financial assets (net)	(163,935)	(1,864)	(165,799)
Other non-financial gains (losses)	32,512	-	32,512
OPERATING PROFIT BEFORE TAX (1)	19,490,761	5,259,568	24,750,329
Currency Hedge(1)	2,511,980	-	2,511,980
ADJUSTED OPERATING INCOME BEFORE TAX (1)	22,002,741	5,259,568	27,262,309

Thousand of reais	2020

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	41,457,352	2,985,361	44,442,713
Income from equity instruments	3,617	30,137	33,754
Income from companies accounted for by the equity method	84,051	28,210	112,261
Net fee and commission income	14,405,280	1,822,934	16,228,214
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(13,515,305)	1,812,403	(11,702,902)
Other operating expense (net)	(767,088)	(105,422)	(872,510)
TOTAL INCOME	41,667,906	6,573,623	48,241,529
Personnel expenses	(8,139,785)	(731,697)	(8,871,482)
Other administrative expenses	(7,634,670)	(608,808)	(8,243,478)
Depreciation and amortization	(2,488,517)	(90,610)	(2,579,127)
Provisions (net)	(1,638,787)	(17,759)	(1,656,546)
Impairment losses on financial assets (net)	(17,379,570)	(70,619)	(17,450,189)
Impairment losses on non-financial assets (net)	(28,403)	(56,504)	(84,907)
Other non-financial gains (losses)	308,176	-	308,176
OPERATING PROFIT BEFORE TAX (1)	4,666,350	4,997,625	9,663,975
Currency Hedge(1)	13,583,011	-	13,583,011
ADJUSTED OPERATING INCOME BEFORE TAX (1)	18,249,361	4,997,625	23,246,986

(1) Includes, in the Commercial Bank, the currency hedge of the investment in dollars (a strategy to mitigate the tax effects and the variation of the exchange rate of offshore investments on net income), the result of which is recorded under “on financial assets and liabilities "fully offset in the line of Taxes.

Consolidated Financial Statements | December 31, 2022 | 113

	2022
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	886,630,727	98,820,102	985,450,829
Loans and advances to customers	417,773,158	72,856,870	490,630,028
Customer deposits	356,744,926	133,208,563	489,953,489

	2021
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	838,267,118	92,941,277	931,208,396
Loans and advances to customers	394,086,048	70,757,994	464,844,042
Customer deposits	344,180,608	124,780,461	468,961,069

	2020
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	837,339,314	96,239,065	933,578,379
Loans and advances to customers	317,553,409	76,214,628	393,768,037
Customer deposits	322,328,033	123,485,939	445,813,972

45.             Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

a) Key-person management compensation

The Bank's Board of Directors' Meeting held on March 25, 2022 approved, as recommended by the Remuneration Committee, the proposal for the maximum global remuneration for Management (Board of Directors and Executive Board) for the year 2022, in the amount of up to R$504,550, including fixed, variable and share-based compensation and other benefits. The proposal was the subject of deliberation at the Ordinary General Meeting (AGO) held on April 29, 2022.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousand of reais	2022	2021	2020

Fixed Compensation	115,680	96,544	90,889
Variable Compensation - in cash	117,730	115,627	83,352
Consolidated Financial Statements | December 31, 2022 | 114

Variable Compensation - in shares	87,702	94,607	81,306
Others (1)	61,294	67,883	47,832
Total Short-Term Benefits	382,406	374,661	303,379
Variable Compensation - in cash	95,398	101,837	98,407
Variable Compensation - in shares	99,827	109,918	97,729
Total Long-Term Benefits	195,225	211,755	196,136
Total (2)	577,631	586,416	499,515

Additionally, in the exercise ended on December 31, 2022, withholding taxes were collected on management compensation in the amount of R$36,747 (2021 - R$32,086 e 2020 - R$29,162).

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - Directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;

II - Individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - Legal entities, in which Banco Santander's capital holds more than 10%; and

IV - Legal entities, whose capital they hold more than 10%, any of the directors, members of the Board of Directors and of the Audit Committee or administrators of the financial institution itself, as well as their spouses and respective relatives, up to the second degree.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2022, 2021 and 2020:

	2022
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,444	0.1%	4,444	0.1%	8,888	0.1%
Others	342,919	9.0%	370,723	10.1%	713,642	9.6%
Total	3,787,533	99.2%	3,648,674	99.2%	7,436,207	99.2%
Treasury shares	31,162	0.8%	31,162	0.8%	62,324	0.8%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	342,919	9.0%	370,723	10.1%	713,642	9.5%

	2021
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,939	0.1%	5,029	0.1%	9,968	0.1%
Others	357,831	9.4%	385,545	10.5%	743,376	9.9%
Total	3,802,940	99.6%	3,664,081	99.6%	7,467,021	99.5%
Treasury shares	15,755	0.4%	15,755	0.4%	31,510	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,831	9.4%	385,545	10.5%	743,376	9.9%
Consolidated Financial Statements | December 31, 2022 | 115

	2020
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,754	42.3%
Banco Santander, S.A. (1)	2,696	0.07%	-	0.0%	2,696	0.04%
Employees	2,046	0.05%	2,046	0.06%	4,092	0.05%
Administrators (*)	4,034	0.11%	4,034	0.11%	8,067	0.11%
Others	353,616	9.3%	381,420	10.4%	735,036	9.8%
Total	3,799,866	99.5%	3,661,007	99.5%	7,460,873	99.5%
Treasury shares	18,829	0.5%	18,829	0.5%	37,658	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,662	9.3%	383,466	10.4%	739,128	9.9%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

Consolidated Financial Statements | December 31, 2022 | 116

d) Related-Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions typified in the policy are carried out bearing in mind the interests of Banco Santander and its shareholders. The policy defines powers for approval of certain transactions by the Board of Directors.

The established rules are also applied to all employees and managers of Banco Santander and its subsidiaries. Operations and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater risks than normal collection or other disadvantages.

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total

	2022	2021	2022	2021	2022	2021	2022	2021
Assets	4,671,501	895,492	24,340,579	32,119,319	25,737	19,776	29,037,817	33,034,587
Derivatives Measured At Fair Value Through Profit Or Loss, Net	(3,138,996)	(3,043,904)	1,034,184	(73,209)	-	-	(2,104,812)	(3,117,113)
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	7,800,513	3,930,078	21,408,097	27,591,391	-	-	29,208,610	31,521,469
Loans and other values with customers	-	109	1,795,084	3,550,601	16,380	20,034	1,811,464	3,570,744
Other Assets	9,984	9,209	103,214	1,050,536	-	-	113,198	1,059,745
Warranties and Limits	-	-	-	-	9,357	(258)	9,357	(258)
Liabilities	(23,541,990)	(25,832,894)	(7,953,565)	(8,844,861)	(263,592)	(821,529)	(31,759,147)	(35,499,284)
Deposits from credit institutions	(10,167,933)	(11,178,490)	(6,846,987)	(7,866,308)	-	-	(17,014,920)	(19,044,798)
Securities	-	-	-	-	(201,054)	(128,593)	(201,054)	(128,593)
Customer deposits	-	-	(904,926)	(799,435)	(31,040)	(28,672)	(935,966)	(828,107)
Other Liabilities - Dividends and Interest on Capital Payable	-	(564,786)	-	-	-	-	-	(564,786)
Other Liabilities	(201,380)	(1,011)	(201,652)	(179,118)	(31,498)	(664,264)	(434,530)	(844,393)
Debt Instruments Eligible for Capital	(13,172,677)	(14,088,607)	-	-	-	-	(13,172,677)	(14,088,607)

	2022	2021	2022	2021	2022	2021	2022	2021
Income	(1,217,332)	(694,221)	1,620,385	1,673,360	18,223	(429,512)	421,276	549,638
Interest and similar income - Loans and amounts due from credit institutions	47,120	5,902	-	69,372	2,388	1,421	49,508	76,695
Warranties and Limits	-	-	-	-	37,769	63	37,769	63
Interest expense and similar charges - Customer deposits	(111,024)	(88,585)	(276,809)	(20,462)	(22,685)	(431,539)	(410,518)	(540,586)
Fee and commission income (expense)	-	-	3,432,090	2,624,519	495	273	3,432,585	2,624,792
Gains (losses) on financial assets and liabilities and exchange differences (net)	(88,674)	192,088	(1,011,261)	(538,871)	256	270	(1,099,679)	(346,502)
Consolidated Financial Statements | December 31, 2022 | 117

Administrative expenses and amortization	(201,359)	(145,463)	(523,635)	(447,998)	-	-	(724,994)	(593,461)
Result on disposal of assets not classified as non-current assets held for sale	-	-	-	-	-	-	-	-
Debt Instruments Eligible for Capital	(863,395)	(658,163)	-	-	-	-	(863,395)	(658,163)
Other Administrative expenses - Donation	-	-	-	13,200	-	-	-	(13,200)

(1) Parent company - Banco Santander is controlled by Banco Santander Espanha (Note 1.a), through its subsidiaries GES and Sterrebeeck B.V.

(2) Companies listed in note 11.

(3) Refers to the recording in clearing accounts of Guarantees and Limits of credit operations with Key Management Personnel.

Consolidated Financial Statements | December 31, 2022 | 118

46.             Risk management

Risk management at Banco Santander is based on the following principles:

A. Independence of the management activities related to the business;

B. Involvement of the Senior Management in decision-making;

C. Consensus in the decision making on credit operations between the Risk and Business departments;

D. Collegiate decision-making, which includes the branch network, aiming to encourage diversity of opinions and avoiding the attribution of individual decisions;

E. The use of statistical tools to estimate default, which includes internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

F. Global approach, which an integrated treatment of risk factors in the business departments and the concept of economic capital as a consistent metric for risk undertaken and for business management;

G. Common management tools

H. Organizational structure

I. Scopes and responsibilities

J. Risk limitation

K. Recognition

L. Effective information channel

M. Maintenance of a medium-low risk profile, and low volatility by:

• The portfolio diversification, limiting concentration in clients, groups, sectors, products or geographically speaking; the complexity level of market operations reduction; the analysis of social and environmental risks of businesses and projects financed by the bank; continuous follow up to prevent the portfolios from deteriorating.

• Policies and procedures definition that are part of the Regulatory Framework Risk, which regulates the risk activities and processes. They follow the instructions of the Board of Directors, the regulations of the BACEN and the international best practices in order to protect the capital and ensure business' profitability.

At Banco Santander, the risk management and control process is structured using as reference the framework defined at corporate level and described according to the following phases:

I. Adaptation of corporate management frameworks and policies that reflect Banco Santander’s risk management principles.

Within this regulatory framework, the Corporate Risk Management Framework, regulates the principles and standards governing Banco Santander´s risk activities, based on the corporate organization and a management models, meeting the necessary regulatory requirements for credit management.

The organizational model comprises the management map, which defines the risk function and governance, and the regulatory framework itself.

II. Identification of risks through the constant review and monitoring of exposures, the assessment of new products, businesses and deals (singular transactions);

III. Risks measurement using methods and models periodically tested.

IV. Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Banco Santander management.

V. Implementation of a risk control system which checks, on a daily basis, the degree to which the Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (aforementioned) already in use at Banco Santander are in different stages of maturity regarding the level of implementation and use in the Bank. For wholesale segment, these techniques are in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing were already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

VI. Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by client and transaction, making it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.

VII. Economic capital, as a homogeneous measurement of the assumed risk and the basis for the measurement of the performance

Consolidated Financial Statements | December 31, 2022 | 119

management.

VIII. RORAC, used both as a transaction pricing tool in the whole sale segment (more precisely in global ranking and markets - bottom-up approach) as for in the analysis of portfolios and units (top-down approach).

IX. VaR, which is used for controlling and setting the market risk limits for the various treasury portfolios.

X. Scenario analysis and stress testing to supplement the analysis market and credit risk in order to assess the impact of alternative scenarios, even over provisions and capital.

a) Corporate Governance of the Risk Function

The structure of Banco Santander’s Risk Committee is defined in accordance with the highest standards of prudent management, while respecting local legal and regulatory environment.

A. Integrate and adapt the Bank's risk to local level, further than the risk management strategy, tolerance level and predisposition to the risk, previously approved by the executive committee and board of directors, all matched with corporate standards of Banco Santander Spain;

B. Approve the proposals, operations and limits of clients and portfolio;

C. Regularly monitor all the risks inherent to the business, proving if your profile is adequate to what was established in the risk appetite.

D. Authorize the use of management tools and local risk models and being aware of the result of their internal validation.

E. Keeping updated, assessing and monitoring any observations and recommendations periodically formulated by the supervisory authorities regarding their functions.

The organizational structure of the executive vice-presidency consists of areas which are responsible for credit risk management, market and structural, model risk management and non-financial risks. The credit risk management structure is composed by directors who act from the point of view of retail and wholesale portfolios management. A specific area has the mission to consolidate the portfolios and their respective risks, supporting the management with the integrated risk vision, as well as the Group's headquarters in Spain. There is an area responsible for the attendance to regulators, external and internal auditors.

A specific structure is responsible for serving internal and external regulators, supervisors and auditors.

It has a core called ERM-Enterprise risk management, integrated by a set of functions, transversal to all risks, necessary for its adequate management. These areas are part of this structure of Methodology (development and parameterization of models); Credit Risk Control; Risk Control and Performance (covering Risk Culture); Integrated management and Relationship with Supervisors and Stress Test.

b) Credit Risk

b.1) Introduction to the treatment of credit risk

The Credit Risk Management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy. The goal is to maintain a risk profile and adequate minimum profitability to offset the estimated default, both client and portfolio, as defined by the Executive Committee and Board of Directors. Additionally, it is responsible for the risk management systems applied in the identification, measurement, control and reduction of exposure to risk in individual or clustered by similar operations.

The Risk Management is specialized according to each clients' characteristics, being segregated between individual clients (with the accompanied of dedicated analysts) and customers with similar characteristics (standardized).

• Individualized management: It is performed by a defined risk analyst, which prepares the analysis, and forwards it to the Risk Committee and monitors the client's progress. It covers the Wholesale segment clients (Corporate and GB&M), Retail (Companies 3 and Governments, Institutions and Universities);

• Standardized management: Aimed at individuals and companies not classified as individualized clients. Based on automated models of decision-making and internal risk assessment, complemented by commercial heave and analysts specialized teams to handle exceptions.

Macroeconomic aspects and market conditions, sectored and geographical concentration, as well as client profiling and economic prospects are also evaluated and considered in the appropriate measuring of credit risk.

b.2) Measures and measurement tools

Rating tools

The Bank uses proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates

Consolidated Financial Statements | December 31, 2022 | 120

to a certain probability of default or non-payment, determined on the basis of the customer's historical experience, to predict default. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

The classification of loans into different categories is made according to the analysis of economic and financial situation of the client and any other registratered information updated frequently. New modes of operation are subject to credit risk evaluation, verification and adaptation to the controls adopted by the Bank.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the Banking relationship. The frequency of the reviews is increased in case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The own rating tools are monitored and reviewed to qualifications by them awarded are progressively enhanced.

Credit risk parameters

We assess all borrowings for an allowance for impairment of credit risk. Loans are individually assessed for impairment or collectively assessed by grouping similar risk characteristics. Loans individually assessed for impairment are not collectively assessed.

To individually measure the impairment loss of loans assessed for impairment, we consider borrowers' conditions, such as their economic and financial situation, level of indebtedness, capacity to generate cash flow, quality of management, corporate governance, quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics, such as their nature and purpose, type, sufficiency and liquidity level of guarantees, and also based on experience historical impairment loss and other circumstances known at the time of valuation.

To measure the impairment loss of loans collectively assessed for impairment, we separate financial assets into groups taking into account credit risk characteristics and similarities. In other words, according to the segment, type of assets, guarantees and other factors associated with the historical impairment experience and other circumstances known at the time of the assessment. The impairment loss is calculated using statistical models that take into account the following factors:

Default Exposure (EAD): is the amount of a transaction exposed to credit risk, including the proportion of current outstanding balance exposure that could be provided at default. Models developed incorporate hypotheses considering possible changes in the payment schedule.

Default probability (PD): is the probability that a counterparty will not fulfill its obligation to pay principal and/or interest. For the purposes of IFRS 9, this will consider both the PD-12 months, which is the probability that the financial instrument will default in the next 12 months, as well as the lifetime PD, which is the probability of the transaction to default considering its term. remaining. Future relevant information is considered necessary to estimate these parameters as per the standard.

Loss Given Default (LGD): is the loss produced in case of default. In other words, it reflects the percentage of exposure that could not be recovered in the event of a default event. It mainly depends on the guarantees, which are considered to mitigate the credit risk associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimate.

Discount rate: the rate applied to estimated future cash flows during the expected life of the asset, which is equal to the net present value of the financial instrument at its book value.

To estimate the above parameters, the Bank applied its experience in the development of internal models to calculate parameters for both regulatory and management purposes.

The table shown in note 9.b shows the portfolio by internal risk rating levels and its probability of default.

Thousand of reais	2022	2021	2020

By maturity
Less than 1 Year	269,784,211	270,050,934	219,062,744
Between 1 and 5 years	177,488,141	160,932,317	147,013,817
More than 5 years	77,382,938	62,371,451	51,745,465
Loans and advances to customers, gross	524,655,290	493,354,702	417,822,026

By internal classification of risk
Low	392,397,296	374,505,212	347,315,357
Medium-low	77,992,749	79,216,725	24,277,404
Medium	18,647,136	14,589,977	26,231,871
Consolidated Financial Statements | December 31, 2022 | 121

Medium-High	13,573,901	9,413,110	3,896,457
High	22,044,208	15,629,678	16,100,937
Loans and advances to customers, gross	524,655,290	493,354,702	417,822,026

Expected credit losses, measured using sufficient and available historical data, are presented below.

			2022
		Probability of default	Default loss
	Exposure

Commercial and industrial	223,321,961	6%	41%
Real Estate Credit - construction	58,242,768	5%	5%
Individual loans	240,227,475	12%	49%
Leasing	2,863,086	1%	26%

			2021

		Probability of default	Default loss
	Exposure

Commercial and industrial	247,674,251	6%	50%
Real Estate Credit - construction	54,738,606	2%	8%
Individual loans	188,408,840	10%	61%
Leasing	2,533,004	2%	31%

			2020

		Probability of default	Default loss
	Exposure

Commercial and industrial	191,281,653	5%	41%
Real Estate Credit - construction	45,791,869	3%	7%
Individual loans	178,652,145	9%	52%
Leasing	2,096,359	1%	31%

b.3) Observed loss: measures of credit cost

The Bank periodically estimate losses related to credit risk and then we compare those estimates with actual losses of the month. Periodically conduct tests in order to monitor and maintain control over credit risk.

To complement the use of admission and rating, the Bank use other measures that supports the prudent and effective management of credit risk, based on the loss observed.

The cost of credit is measured by the sum of credit losses and to the average loans portfolio of the same year.

b.4) Credit risk cycle

Banco Santander has a global view of its credit portfolio throughout the various phases of the risk cycle, with a level of detail that allows us to evaluate the current situation of risk and any movements. This mapping is followed by the Board of Directors and the Executive Committee of the bank that no only sets policies and risk procedures, limits and delegates responsibilities. It also approves and supervises the activities of the area.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations and companies of the conglomerate. The risk cycle comprises three different phases:

• Pre-sale: this phase includes the risk planning and setting targets, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

• Sale: this is the decision-making phase for both pre-classified and specific transactions.

• Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Planning and setting risk limits

Risk limit setting is a dynamic process that identifies Banco Santander’s risk appetite by assessing business proposals and its risk attitude. This process is defined through the risk appetite approved by the Bank's Management and the units.

In the case of individualized risks, the most basic level is the customer, for which individual limits are set.

Consolidated Financial Statements | December 31, 2022 | 122

For GCB clients, a pre-classification model is used based on a system of measurement and monitoring of economic capital. In relation to the Corporate segment, the operational limit model is used in maximum nominal credit amounts.

To the risks of customers with standardized management, the limits of the portfolios are planned using credit management programs (SGP) agreed document for the areas of business and risks, and approved by the Executive Committee. This document contains the results expected for the business in terms of risk and return, beyond the limits which govern the activity and risk management. This client group has a more automated treatment in risks.

Risk analysis and rating process

Risk analysis is a pre-requisite for the approval of loans to clients by the Bank. This analysis consists of examining the counterparty’s ability on meeting its contractual obligations to the Banco Santander, which involves analyzing the client’s credit quality, its risk transactions, solvency, and sustainability of business and the return to be obtained in view of the risk assumed.

The risk analysis is conducted annually, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

Decision-Making on Operations

The process of decision making on operations aims to analyze and adopt adopt in accordance with pre-established policies, taking into account risk appetite and any elements of the operation that are important in assessing risk and return.

The Banco Santander uses, among others, the RORAC methodology (profitability on risk-adjusted capital), for risk analysis and pricing in the decision-making process on transactions and deals.

Risk monitoring and control

In Individual retail, customers are systematically reviewed through a daily credit rating process. This process allows for reassessments in credit exposure, allowing for increases in exposure for customers with good credit quality. In case of detection of deterioration in the risk level, actions to contain credit risk and preventive actions are automatically generated.

In the case of individual management, preventive detection of deterioration in the credit quality of the operation is the responsibility of the commercial manager together with the risk analyst. Additionally, risks are monitored through a permanent observation process for early identification of incidents that may result in the evolution of operations, customers and their environment.

This monitoring can result in the classification of the client in SCAN (this is a system that allows the differentiation of the management level and the action to be taken on a case-by-case basis).

Risk control function

The control function is performed by assessing risks from various complementary perspectives, the main pillars are the control by geographical location, business area, management model, product and process, facilitating thus the detection of specific areas requiring measures for which decisions should be taken. To obtain an overview of the bank's loan portfolio over the various phases of the credit cycle, with a level of detail that allows the assessment of the current risk situation and any movements.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis. The impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by Executive Commission.

b.5) Credit recovery

"Strategies and action channels are defined according to the days of past due loans and the amounts, that result in a Map of Responsibilities and always look as the first alternative, the client's recovery.

The Bank uses tools as behavioral scoring to study the collection performance of certain groups, in order to reduce costs and increase recoveries. These models seek to measure the probability of clients becoming overdue adjusting collection efforts so that clients less likely to recover, receive timely actions. In cases the payments is most likely to happen, the focus is given in maintaining a healthy relationship with clients. All clients with severe or rescheduled credits delays values have internal restrictions.

Clients with high risk index have a model of recovery, with a commercial follow-up and a recovery specialist.

b.6) Credit risk from other perspective

Certain areas and specific views of credit risk deserve a specialist’s attention, complementary to global risk management.

Concentration risk

Concentration risk is an essential factor to be analyzed in the credit risk management area. The Bank continuously monitors the degree of concentration of credit risk in its portfolios, by economic sector, geographic location/country, groups of customers and products.

The Risk Committee establishes the risk policies and analyzes the exposure limits required for the proper management of the

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portfolio's credit risk concentration. From a sectorial point of view, the distribution of the corporate client portfolio is adequately diversified.

The Bank's Executive Vice President for Risks works together with the Executive Vice President for Strategic Finance in the management of credit portfolios, which includes reducing the concentration of exposures through various techniques, including the maintenance of guarantees to mitigate the risk of companies, derivatives for protection purposes (hedge) or the execution of securitization transactions in order to optimize the risk/return rate of the portfolio as a whole.

Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with clients, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our clients.

Risk control is performed using an integrated, real-time system that enables the Bank to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Bank unit.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the equivalent credit risk (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

Environmental risk

The Banco Santander's Social and Environmental Responsibility Policy (PRSA), which follows the guidelines of CMN Resolution 4,945/2021 and the SARB Regulation Nº. 14 of Febraban, establishes guidelines and consolidates specific policies for socio-environmental practices in business and in relationships with stakeholders. These practices include the management of socio-environmental risks, impacts and opportunities related to topics such as adequacy in credit granting and use, supplier management and socio-environmental risk analysis, which is carried out through the analysis of clients' socio-environmental practices. and Varejo, of the Corporate segment 3 (one of the Corporate Retail segments of the Bank), which have limits or credit risk above R$ 5 million and which are part of the 14 socio-environmental care sectors. In this case, the socio-environmental risk is analyzed in order to mitigate the issues of operational risk, capital risk, credit risk and reputational risk. Since 2009, Santander has been a signatory to the Equator Principles and this set of guidelines is used to mitigate socio-environmental risks in the financing of large projects.

Mitigation of social and environmental risks in financing large projects is carried out based on analyzes based on the guidelines of the Equator Principles, a set of social and environmental criteria referenced in the International Finance Corporation's (IFC) Performance Standards on Social and Environmental Sustainability and in the Environmental Guidelines , Health and Safety of the World Bank Group.

The commitments assumed in the PRSA are detailed in other Bank policies, such as the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social and Environmental Risk Policies, as well as the Private Social Investment Policy, which aims to guide the strategy in this area. and to present guidelines for social programs that strengthen this strategy.

b.7) Credit Management - Main changes

The trends observed in 2022 were consistent with those of 2021, in which we observed a challenging economic scenario. The Bank managed to preserve the good quality of business, with a worsening in the default rate, mainly due to a specific customer in the Wholesale segment going into default. In December 2022, this index was 7.5% against 5.46%, December 31, 2021 and 5.55% on December 31, 2020.

Below is a table showing the evolution of the main credit indicators.

	2022	2021	2020

Credit risk exposure - customers (Thousand of Reais)	582,034,247	546,775,057	466,104,042
Loans and advances to customers, gross (note 9)	524,655,290	493,354,702	417,822,026
Contingent Liabilities - Guarantees and other sureties (note 43.a)	57,378,957	53,420,355	48,282,016
Non-performing loans ratio (%) - unaudited	7.50%	5.46%	5.55%
Impairment coverage ratio (%) - unaudited	89.80%	110.40%	110.64%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais) - unaudited	35,211,623	29,723,376	25,640,488
Cost of credit (% of risk) - unaudited	4.79%	3.73%	4.35%
Data prepared on the basis of management criteria and the accounting criteria of the controller unit.
(*) RAWO = Recoveries of Assets Derecognized.

The Bank incorporates information about the future both in its assessment if the credit risk of an instrument has increased substantially since the initial recognition and in its measurement of the expected credit losses. Based on guidance from its internal committees and

Consolidated Financial Statements | December 31, 2022 | 124

economic experts and considering a range of actual and anticipated external information, the Bank develops a base scenario as well as other possible scenarios. This process involves the projection of two or more additional economic scenarios and considers the respective probabilities of each result. External information includes economic data and forecasts published by government agencies and monetary authorities and selected private sector analysts and academics.

The base case represents the most likely result and is in line with the information used by the Bank for other purposes, such as strategic planning and budgeting. The other scenarios represent more optimistic and pessimistic results. Periodically, the Bank conducts more extreme stress tests to adjust its determination of these other representative scenarios.

c) Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others values, according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

The Bank operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

With this purpose, it has developed its own Risk Management model, according to the following principles:

•	Functional independence;
•	Executive capacity sustained by knowledge and proximity with the client;
•	Global reach of the function (different types of risks);
•	Collective decision-making, that evaluates a variety of possible scenarios and do not compromise the results with individual decision (including Brazil Executive Risk Committee - Comitê Executivo de Riscos Brasil). This Comitee delimits and approves the operations. The Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.
•	Management and improvement of the equation risk/return; and
•	Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, equity value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that applies risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

c.1) Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors –interest rate, exchange rate, equities, commodity prices and the volatility thereof– and from the solvency and liquidity risk of the various products and markets in which the Bank operates.

The activities are segmented by risk type as follows:

I.	Trading: this item includes financial services for clients, trading operations and positioning mainly in fixed-income, equity , foreign currency products and shares.
II.	Balance sheets management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheets exposure to movements in interest rates and level of liquidity.
III.	Structural risks:

•          Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

•          Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

The Financial Management area is responsible for the balance sheet management risk and structural risks through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO (Asset Liability Control committees) in the respective countries.

The Financial Management goal is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

Consolidated Financial Statements | December 31, 2022 | 125

Interest rate Risk

The following table aggregates by product the cash flows of the operations of our perimeter of companies that have interest income. The transactions are presented by the book balance at the closing date of the years 2022, 2021 and 2020. It is not associated with the risk management of changes in interest rates or indexer mismatches, which is done by monitoring metrics of Marketplace. However, it allows to evaluate the concentrations of term and possible risks and below it, the balances of the same products are presented at the redemption value at maturity, except for the line dealing with receivables and obligations linked to derivative contracts.

					2022
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	3,957	3,957
Debt instruments	-	-	-	-	3,957	3,957
Financial assets measured at fair value in profit or loss for trading	5,032	5,565	3,054	26,272	25,998	65,921
Debt instruments	311	3,909	2,159	16,270	22,222	44,871
Equity instruments	19	2	3	25	-	49
Derivatives	4,702	1,654	892	9,977	3,776	21,001
Financial assets measured at fair value in other comprehensive income	37,965	4,045	1,579	39,131	22,466	105,186
Debt instruments	37,965	4,045	1,579	39,131	22,466	105,186
Financial Assets Measured at Amortized Cost	137,112	145,444	91,631	201,562	113,717	689,466
Loans and Other Amounts with Credit stitutions	77,825	900	1,878	1,989	-	82,592
Loans and advances to customers	56,937	138,981	82,676	171,664	96,884	547,142
Debt Instruments	2,350	5,563	7,077	27,909	16,833	59,732
Total	180,109	155,054	96,264	266,965	166,138	864,530
Remunerated Liabilities:
Financial Liabilities Measured at Fair Value in income Held for Trading	21,891	1,444	1,552	8,425	3,417	36,729
Derivatives	4,892	1,444	1,552	8,425	3,417	19,730
Short Positions	16,999	-	-	-	-	16,999
Financial liabilities at amortized cost	280,644	115,169	116,122	183,013	31,518	726,466
Deposits from the Central Bank of Brazil and deposits from credit institutions	22,451	40,711	18,007	8,710	7,903	97,782
Customer deposits	252,621	48,217	75,869	125,473	26	502,206
Bonds and securities	5,572	26,241	22,246	48,830	4,174	107,063
Debt Instruments Eligible to Capital	-	-	-	-	19,415	19,415
Total	302,535	116,613	117,674	191,438	34,935	763,195
Consolidated Financial Statements | December 31, 2022 | 126

					2021
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	3,122	3,122
Debt instruments	-	-	-	-	3,122	3,122
Financial assets measured at fair value in profit or loss for trading	5,573	4,205	5,128	17,846	12,447	45,199
Debt instruments	355	858	2,358	10,267	9,963	23,801
Equity instruments	21	1	8	11	3	44
Derivatives	5,197	3,346	2,762	7,568	2,481	21,354
Financial assets not intended for trading Mandatory measured at the fair value of the result	54,053	1,012	4,779	59,267	32,808	151,919
Debt instruments	54,053	1,012	4,779	59,267	32,808	151,919
Financial Assets Measured at Amortized Cost	135,081	131,966	96,793	178,655	102,292	644,787
Loans and Other Amounts with Credit stitutions	73,293	1,479	2,255	2,616	-	79,643
Loans and advances to customers	60,735	128,631	71,041	158,933	94,368	513,708
Debt Instruments	1,053	1,856	23,497	17,106	7,924	51,436
Total	194,707	137,183	106,700	255,768	150,669	845,027

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in income Held for Trading	18,955	2,564	2,191	11,196	2,703	37,609
Derivatives	6,174	2,564	2,191	11,196	2,703	24,828
Short Positions	12,781	-	-	-	-	12,781
Financial liabilities at amortized cost	309,659	116,052	108,718	180,572	31,897	746,898
Deposits from the Central Bank of Brazil and deposits from credit institutions	43,414	48,359	27,340	11,415	4,035	134,563
Customer deposits	260,711	50,470	70,403	110,290	24	491,898
Bonds and securities	5,534	17,223	10,975	58,867	8,334	100,933
Debt Instruments Eligible to Capital	-	-	-	-	19,504	19,504
Total	328,614	118,616	110,909	191,768	34,600	784,507

					2020
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	-	153	50	250	1,747	2,200
Debt instruments	-	153	50	250	1,747	2,200
Consolidated Financial Statements | December 31, 2022 | 127

Other Financial Assets At Fair Value Through Profit Or Loss	15,636	18,487	4,867	57,091	17,707	113,788
Debt instruments	3,480	11,789	3,150	47,287	14,078	79,784
Equity instruments	1,164	-	-	-	-	1,164
Derivatives	10,992	6,698	1,717	9,804	3,629	32,840
Financial assets not intended for trading Mandatory measured at the fair value of the result	439	-	-	-	-	439
Debt instruments	439	-	-	-	-	439
Financial Assets Measured At Fair Value Through Other Comprehensive Income	3,455	3,625	12,177	63,651	22,430	105,338
Debt instruments	3,383	3,625	12,177	63,651	22,430	105,266
Equity Instruments	72	-	-	-	-	72
Financial Assets Measured at Amortized Cost	50,776	130,067	55,339	152,437	63,844	452,463
Loans and advances - Credit institutions	25,201	39,879	2,765	3,799	-	71,644
Loans and advances - Customers	25,490	88,071	50,829	134,805	61,795	360,990
Debt instruments	85	2,117	1,745	13,833	2,049	19,829
Total	70,306	152,332	72,433	273,429	105,728	674,228

Interest-bearing liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	55,313	7,878	2,088	12,629	3,515	81,423
Derivatives	10,160	7,878	2,088	12,629	3,515	36,270
Short positions	45,153	-	-	-	-	45,153
Financial liabilities at amortized cost	174,848	100,497	91,433	131,590	16,667	515,035
Deposits from the Central Bank of Brazil and deposits from credit institutions	4,007	32,846	22,603	7,891	3,031	70,378
Customer deposits	163,297	44,035	61,293	98,867	203	367,695
Bonds and securities	7,544	23,616	7,537	24,832	313	63,842
Debt Instruments Eligible to Compose Capital	-	-	-	-	13,120	13,120
Total	230,161	108,375	93,521	144,219	20,182	596,458

Currency Risk

					2022
Position of accounts subject to currency risk					In millions of Reais

Asset:			Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments			180,331	3,156	3,922	187,409
Loans and advances to customers			4,515	3,818	463	8,796
Derivatives			261,584	10,126	7,702	279,412
Others			3,208	-	-	3,208
Total			449,638	17,100	12,087	478,825

Liabilities:			Dólar	Euro	Others	Total
Consolidated Financial Statements | December 31, 2022 | 128

Funding in foreign currency	116,957	1,676	1,668	120,301
Derivatives	202,299	14,361	9,571	226,231
Others	132,513	996	815	134,324
Total	451,769	17,033	12,054	480,856

			2021
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	114,021	1,337	5,163	120,521
Loans and advances to customers	5,529	2,218	608	8,355
Investments in Foreign Subsidiaries and Dependence	-	-	-	-
Derivatives	289,245	14,190	8,011	311,446
Others	1,251	-	-	1,251
Total	410,046	17,745	13,782	441,573

Liabilities:	Dólar	Euro	Others	Total

Funding in foreign currency	80,991	2,194	2,130	85,315
Derivatives	225,554	14,279	8,631	248,464
Others	105,570	1,220	2,912	109,702
Total	412,115	17,693	13,673	443,480

			2020
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	42,860	1,870	569	45,299
Loans and advances to customers	5,803	3,187	1,140	10,130
Investments in Foreign Subsidiaries and Dependence	57,914	215	-	58,129
Derivatives	125,495	10,451	2,795	138,741
Others	25,866	-	-	25,866
Total	257,938	15,723	4,504	278,165

Liabilities:	Dólar	Euro	Outros	Total

Consolidated Financial Statements | December 31, 2022 | 129

Funding in foreign currency	61,173	384	-	61,557
Derivatives	147,911	14,449	2,854	165,214
Others	39,972	219	437	40,628
Total	249,056	15,052	3,291	267,400

c.2) Methodologies

Financial Intermediation

Banco Santander calculates the minimum capital requirement for market risks using the internal model since approval by Bacen in May 2018.

The standard methodology applied to trading activities by the Banco Santander in 2022, 2021 and 2020 was the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the efficient incorporation of the most recent events that condition the level of risk assumed.

Specifically, the Bank uses a time window of two years or 521 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

VaR is not the only measure available to determine the risk to which an institution is exposed. It is used for its ease of understanding and calculation, good reference of the level of risk incurred by the Bank, but other metrics and methodologies are also used to allow the Bank to exercise greater risk control in all the markets in which it operates.

Among these measures, scenario analysis stands out, which consists of defining behavior scenarios for various financial variables and determining the impact on results by applying them to the Bank's activities. These scenarios can replicate past events (crises, for example) or determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with the VaR, make it possible to obtain a much more complete spectrum of the risk profile.

Positions are monitored daily through an exhaustive control of portfolio variations in order to detect possible incidents and correct them immediately.

A daily earnings account is an excellent risk indicator, as it allows observing and detecting the impact of changes in financial variables on portfolios.

Finally, in the control of credit management activities (actively traded credits - trading portfolio) and derivatives, due to their atypical character, specific measures are evaluated. In the case of derivatives, these measures are evaluated based on the sensitivity to fluctuations in the underlying price (delta and gamma), volatility (vega) and time (theta). In the case of credit management activities (actively traded) in trading books, controlled measures include spread sensitivity, jump-to-default and concentrations of positions by rating level.

c.3) Balance-sheet management

Interest rate risk

The Bank analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheets items.

On the basis of the balance-sheets interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR), the EaR (Earning At Risk) and scenario analysis.

Consolidated Financial Statements | December 31, 2022 | 130

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the reevaluation deadlines of on-balance-sheets assets and liabilities and off-balance-sheets items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity's net interest margin and market value of equity.

The flows of all the on and off-balance sheet headings must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of contracts that do not have a maturity date they are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario. The sensitivity is the difference between the two margins calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

Value at risk (VaR) and Earnings at Risk (EaR)

It is defined with 99% base points of the MVE’s loss distribution function, calculated considering the market value of the positions, based on the payback obtained in the last two years and with degree of statistical certainty (level of trust) to a defined time horizon.

It is also applied a similar methodology to calculate the maximum loss in NII (EaR), in order to consider the interest rate risk even in economic value impact as in financial margin.

The unit sums the return vectors of the VAR with the return vectors of EaR, resulting the total return vector. The composition is made considering in the metric of EaR the losses in financial margin that occur between the initial moment (reference date) and the holding period of the not-trading portfolio. The losses in the economic value takes in consideration the impact of the ending positions after the holding period.

c.4) Liquidity risk

Liquidity risk is associated with the Bank's ability to finance purchase commitments at reasonable market prices and to carry out its business plans with stable sources of financing.

Liquidity Management of Santander Bank

For the control and liquidity management, the Santander bank uses short and long-term metrics and stress metrics that are capable of measuring the safe liquidity buffer so that the bank comfortably honors its obligations to the market and shareholders.

Then, we can cite:

Short-term metrics and liquidity stress:

a. LCR:

The Santander Bank uses the Liquidity Coverage Ratio (LCR) in its liquidity risk management. LCR is a short-term index for a 30 days stress scenario, results from the division of high quality assets and net outflows in 30 days.

The Total High Liquidity Assets – HQLA is composed mainly of Brazilian federal government bonds and compulsory returns. The net outflows are composed mainly of losses of deposits, offset in part by inflows, mainly loans.

b. Liquidity stress scenarios:

The Liquidity management requires the analysis of financial scenarios in which potential problems whit liquidity are assessed, for which is necessary to construct and study scenarios in crisis situations. The model used for this analysis is the Stress Test

The stress test evaluate the financial structure of the institution and its capacity to resist and react to more extreme situations.

The purpose of the Liquidity Stress Test is to allow the simulation of adverse market conditions, making it possible to evaluate the impacts on the institution´s liquidity and ability to payments, in order to anticipate the solutions or even avoid positions that

Consolidated Financial Statements | December 31, 2022 | 131

excessively liquidity in stress scenarios.

The scenarios are define from the analysis of market behavior during previous crisis. Four crisis scenarios are develop, with different intensities.

From the stress models analysis, the concept of minimum liquidity was define, which is sufficient to support liquidity losses for a determined day horizon in all simulated crisis scenarios.

Long-term metrics

Its objective is to measure the stability of sources of financing against the assets committed. The NSFR metric developed by BIS and adapted by the local regulator, which objective through determined percentages, to verify if the institution has stable source of funding to sustain its assets. This metrics has different weights by term, client’s segment and product type. It is calculated monthly by the institution.

c. Liquidity indicators

In order to help management, some liquidity indicators are calculated on a monthly basis, like ratios of concentration by counterparties and concentration by segments.

Clients Funding

The Bank has different funding sources, both in products and mix of clients, with a healthy distribution between the segments. The total of clients resources is currently in R$ 78,6 billion and presented an increase comparing with 2019 amount, highlighting the increasing of time deposit funding and the keeping of financial letters inventory.

					In millions of Reais
Customers Funding	2022			2021
	0 to 30 days	Total	%	0 to 30 days	Total	%
Demand deposits	31,351	31,351	100%	39,574	39,574	100%
Savings accounts	60,204	60,204	100%	65,220	65,220	100%
Time deposits	95,523	338,007	28%	92,496	308,950	30%
Interbank deposit	1,043	4,010	26%	763	4,001	19%
Funds from acceptances and issuance of securities	6,139	122,916	5%	5,621	88,089	6%
Borrowings and Onlendings	7,081	76,749	9%	-	90,709	0%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	19,538	0%	-	19,641	0%
Total	201,341	652,775	31%	203,674	616,184	33%

					In millions of Reais
Customers Funding				2020
				0 to 30 days	Total	%
Demand deposits				35,550	35,550	100%
Savings accounts				62,210	62,210	100%
Time deposits				77,298	279,778	28%
Interbank deposit				818	5,145	16%
Funds from acceptances and issuance of securities				7,544	70,628	11%
Borrowings and Onlendings				3,189	67,760	5%
Consolidated Financial Statements | December 31, 2022 | 132

Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	13,120	0%
Total	186,609	534,191	35%

Assets and liabilities in accordance with the remaining contractual maturities, considering the undiscounted flows are as follows:

					2022
					In millions of Reais
Future Cash Flows Except for Derivatives	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	3,957	3,957
Debt instruments	-	-	-	-	3,957	3,957
Financial assets measured at fair value in profit or loss for trading	5,032	5,526	2,978	23,846	13,617	50,999
Debt instruments	311	3,870	2,083	13,844	9,841	29,949
Equity Instruments	19	2	3	25	-	49
Derivatives	4,702	1,654	892	9,977	3,776	21,001
Financial assets measured at fair value in other comprehensive income	37,925	4,040	1,550	33,176	9,116	85,807
Debt instruments	37,925	4,040	1,550	33,176	9,116	85,807
Financial assets measured at amortized cost	113,466	103,419	70,435	185,653	86,193	559,166
Loans and Other Amounts with Credit Institutions	77,739	888	1,777	1,815	-	82,219
Loans and advances to customers	33,386	97,202	62,102	158,805	80,378	431,873
Debt instruments	2,341	5,329	6,556	25,033	5,815	45,074
Total	156,423	112,985	74,963	242,675	112,883	699,929

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	21,891	1,444	1,552	8,425	3,417	36,729
Derivatives	4,892	1,444	1,552	8,425	3,417	19,730
Short positions	16,999	-	-	-	-	16,999
Financial liabilities at amortized cost	280,644	115,169	116,122	183,013	31,518	726,466
Deposits from the Central Bank of Brazil and deposits from credit institutions	22,451	40,711	18,007	8,710	7,903	97,782
Customer deposits	252,621	48,217	75,869	125,473	26	502,206
Bonds and securities	5,572	26,241	22,246	48,830	4,174	107,063
Debt Instruments Eligible to Capital	-	-	-	-	19,415	19,415
Total	302,535	116,613	117,674	191,438	34,935	763,195
Consolidated Financial Statements | December 31, 2022 | 133

					2021
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value in income	-	-	-	-	3,122	3,122
Debt instruments	-	-	-	-	3,122	3,122
Financial assets measured at fair value in profit or loss for trading	5,573	4,197	5,031	16,365	8,023	39,189
Debt instruments	355	850	2,261	8,786	5,539	17,791
Equity Instruments	21	1	8	11	3	44
Derivatives	5,197	3,346	2,762	7,568	2,481	21,353
Financial assets measured at fair value in other comprehensive income	54,012	1,007	4,690	50,092	15,833	125,635
Debt instruments	54,012	1,007	4,690	50,092	15,833	125,634
Equity Instruments	-	-	-	-	-	-
Financial assets measured at amortized cost	109,330	98,848	78,187	172,736	78,053	537,155
Loans and Other Amounts with Credit Institutions	73,290	1,464	2,041	2,313	-	79,108
Loans and advances to customers	34,989	94,872	55,118	150,204	76,554	411,737
Debt instruments	1,051	2,512	21,028	20,219	1,499	46,309
Total	168,915	104,053	87,907	239,194	105,032	705,102

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	18,955	2,564	2,191	11,196	2,703	37,609
Derivatives	6,174	2,564	2,191	11,196	2,703	24,828
Short positions	12,781	-	-	-	-	12,781
Financial liabilities at amortized cost	289,743	106,358	102,585	165,145	25,366	689,197
Deposits from the Central Bank of Brazil and deposits from credit institutions	33,714	46,465	25,626	10,610	2,742	119,157
Customer deposits	252,070	48,364	67,467	105,690	23	473,614
Bonds and securities	3,959	11,529	9,492	48,845	3,097	76,922
Debt Instruments Eligible to Capital	-	-	-	-	19,504	19,504
Total	308,698	108,922	104,776	176,341	28,069	726,806

					2020
Non-Discounted Future Flows Except Derivatives					In millions of Reais
Consolidated Financial Statements | December 31, 2022 | 134

	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total
Interest-earning assets:

Financial Assets Held For Trading	-	174	98	667	2,900	3,839
Debt instruments	-	174	98	667	2,900	3,839
Other financial assets at fair value through profit or loss	16,029	19,211	5,763	63,618	25,488	130,109
Debt instruments	3,873	12,513	4,046	53,814	21,859	96,105
Equity instruments	1,164	-	-	-	-	1,164
Derivatives	10,992	6,698	1,717	9,804	3,629	32,840
Non-Tranding Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	439	-	-	-	-	439
Equity instruments	439	-	-	-	-	439
Financial Assets Measured at Fair Value in Other Comprehensive Income	5,000	3,874	13,850	75,849	35,538	134,111
Debt instruments	4,928	3,874	13,850	75,849	35,538	134,039
Equity instruments	72	-	-	-	-	72
Financial Assets Measured at Amortized Cost	53,147	145,279	69,004	208,295	135,782	611,507
Loans and Other Amounts with Credit Institutions	24,638	40,579	2,901	4,205	-	72,324
Loans and advances to customers	28,424	102,379	64,194	188,430	135,987	519,415
Debt instruments	85	2,321	1,909	15,660	(205)	19,771
Total	74,615	168,538	88,715	348,429	199,709	880,005

Interest-bearing liabilities:

Financial assets measured at fair value in other comprehensive income	55,313	7,878	2,088	12,629	3,515	81,424
Derivatives	10,160	7,878	2,088	12,629	3,515	36,270
Short positions	45,153	-	-	-	-	45,153
Financial liabilities at amortized cost	176,223	101,111	93,103	145,931	16,471	532,838
Deposits from the Central Bank of Brazil and deposits from credit institutions	3,707	33,039	22,860	8,014	2,802	70,421
Customer deposits	165,171	44,571	62,606	110,809	215	383,372
Bonds and securities	7,345	23,502	7,637	27,109	333	65,925
Debt Instruments Eligible to Compose Capital	-	-	-	-	13,120	13,120
Consolidated Financial Statements | December 31, 2022 | 135

Total	231,536	108,989	95,191	158,560	19,986	614,262

Scenario analysis / Contingency plan

Based on the results obtained in the Stress Test, the bank draws up the Liquidity Contingency Plan, which constitutes a formal set of preventive and corrective actions to be triggered in times of liquidity crisis. The activation of the Plan results from the monitoring of internal parameters related to the conditions of the market and the Bank’s liquidity. These parameters serve identify different levels of crisis severity and, then, determine if there need to start the activation process.

After the crisis is identified, a communication is established between the internal areas capable of carrying out the corrective actions and mitigating the problems originated.

These corrective actions are measures capable of generating liquidity to solve or mitigate the effects of the crisis and are taken considering their complexities, implementation period and its liquidity impact.

The parameters and measures of this Plan are reviewed at any time, when necessary, however its minimum period of review is annual.

c.5) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

c.5.1) Complementary measures

Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily “clean” results (profit or loss on the portfolios at the end of the preceding day valued at following-day prices) and “dirty” (managerial income taking into account also the costs, intraday results and loading). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at Banco Santander comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, the Santander Bank also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.

The assessment models are regularly calibrated and tested by a specialized unit.

c.6) Control system

Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities available to each business activity. Limit setting is a dynamic process that responds to the level of risk considered acceptable by management.

The limits structure requires a process to be performed that pursues, among others, the following objectives:

To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.

To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.

To provide flexibility to the business areas for the efficient and timely assumption of financial risks, due to changes in the market and business strategy, and within the risks level considered acceptable by the Bank.

To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.

To delimit the range of products and underlying assets with which each Treasury unit can operate, considering features such as assessment model and systems, liquidity of the instruments involved, etc.

c.7) Risks and results in 2022

Financial Intermediation Activities

The average VaR of the Bank's trading portfolio in 2022 was R$40.9 million. The dynamic management of this profile allows the Bank to change its strategy in order to capitalize on the opportunities offered by a party environment.

c.7.1) Asset and liability management

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Interest rate risk

Convertible currencies

At the end of 2022, the interest risk measured in terms of the sensitivity of the financial margin for one year, in a parallel increase of 100 basis points applied to Banco Santander's portfolios, was concentrated in the curve of the interest rate in reais, which became positive in R$ 945 million.

Also at the end of 2022, the interest risk measured in terms of the sensitivity of the company's fair value, in a parallel increase of 100 basis points applied to Banco Santander in the curve of the interest rate in reais, was positive by R$2,154 million.

Quantitative risk analysis

Interest risk on balance sheet management portfolios, measured in terms of net interest margin sensitivity, for one year at a parallel rise of 100 basis points on the interest rate curve, increased by R$ 394 million between 2022 and 2021, having reached a maximum of R$ 945 million in December 2022. Value sensitivity increased by R$ 479 million during 2022, reaching a maximum level of R$ 2,154 million in the month of December 2022. The main factors that occurred in 2022 and influenced the sensitivities were the drop in the yield curve (convexity effect), portfolio decay and updating of implicit methodologies on the cash flows of Banco Santander products.

Million of Reais
	2022	2021	2020
Sensibilities
Net Interest Margin	954	553	432
Market Value of Equity	2,154	1,675	1,771
Value at Risk - Balance
VaR	971	791	1,365

c.8) Sensitivity analysis

Market Risk can be summarized as the probability of an institution loss, resulting of market fluctuation in relation to its position in operations subject to exposure (interest rates, indices, prices, exchange rates, etc.).

Santander's Market Risk Management adheres to Resolution CMN 4,557 and establishes the management structure for this risk, providing visibility for executive decision-making, dialogue and transparency of the institution's strategic positioning, risk appetite and constant monitoring of the risk profile.

The identification, measurement and monitoring of limits are carried out and disclosed by independent areas of the business units and follow limits established in accordance with the policies and formal governance of Integrated Risk Management. The institution's Market Risk appetite is approved by senior executives and is defined based on careful studies that take into account the risk of portfolio strategies, sensitivities arising from market fluctuations, liquidity gaps and other factors that may affect Banco Santander's portfolios.

Trading portfolio

Thousand of Brazilian Reais		2022

Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(3,551)	(118,932)	(237,864)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(133)	(2,163)	(4,327)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(338)	(1,090)	(2,180)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(3,201)	(11,599)	(23,198)
Foreign currency	Exposures subject to foreign exchange	(4,779)	(119,468)	(238,936)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(598)	(7,856)	(15,712)
Inflation	Exposures subject to change in coupon rates of price indexes	(10,476)	(117,218)	(234,436)
Shares and Indexes	Exposures subject to change in shares price	(428)	(10,688)	(21,375)
Commodities	Exposures subject to change in commodities' prices	(588)	(14,688)	(29,376)
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Total (1)	(24,092)	(403,702)	(807,404)

(1) Amounts net of taxes.

Scenario 1: shock of +10bps and -10bps in yield curves and 1% for price variation (currencies and stocks), considering the greatest losses by risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

Thousand of Brazilian Reais		2022

Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(73,235)	(2,799,153)	(5,864,517)
TR and Long-Term Interest Rate (TJLP)	Exposures subject to TR and TJLP Coupon Variation	(8,008)	(220,681)	(404,026)
Inflation	Exposures subject to change in coupon rates of price indexes	(39,332)	(629,260)	(1,159,017)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(13,644)	(148,985)	(288,282)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(399)	(5,284)	(11,041)
International Market Interest Rate	Exposures subject to Variation in the Interest Rate of Securities Traded in the International Market	(25,479)	(290,429)	(601,714)
Foreign currency	Exposures subject to foreign exchange	(422)	(10,539)	(21,079)
Total (1)		(160,519)	(4,104,331)	(8,349,676)

(1) Amounts net of taxes.

Scenario 1: a shock of +10bps and -10bps in interest rate curves and 1% price variance (currency and stocks); are considered the greatest losses per risk factor;

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Bank´s business is highly dependent on the proper functioning of information technology systems.

The Bank's business largely depends on the correct processing of large numbers of transactions, efficiently and accurately, carried out by information technology systems, as well as on the Bank's ability to rely on digital technologies, computing services and e-mail. mail, software and networks, as well as the processing, storage and secure transmission of confidential and other information on computer and network systems.

The proper functioning of the Bank's financial control, risk management, accounting, customer services and other data processing systems is essential to its activities and its ability to compete effectively.

e) Independent Structure

The Operational Risk & Internal Control area, subordinated to the Executive vice Presidency of Risk, operates independently as a second line of defense, supporting and challenging the first line of defense. They maintain guidelines, policies and processes to ensure the conduct and adequacy of the Operational Risk Control and Management Model.

The area adopts the definition of the Basel Committee, the Central Bank of Brazil and the Corporative instructions applicable locally to Operational Risk as the possibility of losses resulting from the inadequacy or failure of processes, operational and systems, or from external events. In addition, the Bank´s Board of Directors opted for the Alternative Standardized Approach (ASA) for the calculation of the portion of Reference Equity (PR) related to Operational Risk.

e.1) Operational Risks & Internal Control

The Operational Risk & Internal Control area has a mission with Banco Santander: To support the fulfillment of strategic objectives and the decision-making process, in adapting and meeting mandatory requirements, maintaining soundness, reliability, reducing and mitigating losses due to risks operational, in addition to implementation, dissemination of the Operational Risk culture.

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Additionally, the Operational Risk & Internal Control area works to prevent Operational Risks and supports the continuous strengthening of the Internal Controls system, meeting the requirements of the Regulatory Bodies, Basel Accord, resolutions of the National Monetary Council (CMN) and Applicable Regulators. This Model also follows the guidelines established by Banco Santander Spain based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission –Internal Control– Integrated Framework 2013.

Control and management model

Santander Brasil has implemented a model based on lines of defense that aims to improve and continuously develop the management and control of operational risks, ensuring that structures can assess, monitor, control, mitigate, report and reduce the risks and losses to which they are exposed.

The attributions of this model include carrying out activities for the identification, evaluation, monitoring, control, mitigation and reporting of Operational Risk. Thus, different analyzes and follow-ups are carried out and reported. The main instruments that make up the Operational Risk Control and management Model are presented below:

•        Definition of the operational risk appetite;

•        Capture and evaluation of loss events (internal and external);

•        Training, Communication and Culture;

•        Evaluation of products and services;

•        Self-assessment of operational risks;

•        Scenario analysis;

•        Risk and Control Indicators;

•        Internal controls.

Model Governance

The Model has the approval of the Executive Risk Committee and approval by the Board of Directors, integrating the Organization's corporate governance structure and responsibility. Periodically, the relevant matters of Operational Risks are communicated to senior management for awareness and deliberations.

As part of the Risk Governance system, the Senior Forum on Internal Controls and Operational Risks (CIRO) is also implemented, whose objective is to deliberate for the Risk Pro Officers (RPO), of the 1st Line of Defense, policies, processes, procedures, strategy and decisions on the topics to be applied in the business units, and has a bimonthly periodicity.

In order to ensure a structured process for disseminating the culture of Operational Risk management and control, the relevant topics are dealt with in specific Committees and Forums.

e.2) Responsibilities and duties of the Operational Risks and Internal Controls area

The Operational Risks & Internal Control area acts as second line of defense in the Santander’s operational risk model and aim to achieve compliance with Santander Group’s corporate policies, and other regulations established by both local and global regulators. In addition, the area is responsible for the oversight and challenge of activities performed by the first line of defense and aim to achieve an integrated operational risk management approach. The main responsibilities attributed to the Operational Risk and Internal Control are listed below:

Disseminate the Operational Risk and Internal Controls management-oriented culture and converge towards the prevention and reduction of Operational Risk events and losses, mitigating the financial, legal, and reputational impacts.

• Improve risk analysis to reduce, consolidate and prioritize mitigation actions.

• Maintain the dynamics and control of operational risk exposure in line with risk appetite.

• Establish roles and responsibilities, with follow-up with those responsible in the lines of defense.

• Ensure business continuity and strengthen the Internal Controls environment.

• Provide adequate level of coverage in business units.

• Provide support for the Organization's strategic decisions based on the integrated Operational Risk profile and emerging trends.

• Implement the best practices for management and control of operational risks in the 1st and 2nd Lines of Defense.

• Identify the Operational Risk profile of the Organization.

• Provide continuous improvement of existing methodologies and deepening the culture of responsibility for Operational Risks and Internal Controls

Consolidated Financial Statements | December 31, 2022 | 139

e.3) Differential factor

The Operational Risks & Internal Control area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on-site courses. Among the personal course, we highlight the achievement of training aimed at increasing culture of RO management, training for the capture of operational losses, among others.

This has made a significant contribution to the Bank consistently achieve its strategic and operational goals, by providing knowledge of the exposure to assumed operational risks and the controlled environment, maintaining the Bank’s low-risk profile and ensuring the sustainable development of its operations.

The Bank highlights:

• Mandatory training for all Banco Santander employees through e-learnings ("NetCursos"), addressing the issue of operational risks,

• The creation, dissemination, and maintenance of Instruction Manuals, promoting corporate values and commitment.

• Coordination of the annual process for projecting losses caused by operational risks, defining action plans to reduce these losses and for accountability.

• Development of key risk indicators, aiming to monitor the main operational risks.

• Management of the “ORMN – Operational Risk Management Network” considering roles performed by:

i)“RPO-Risk Pro Officer” monitoring and reporting of operational risk management aspects to the Senior Management, ii) “RPA-Risk Pro Agent" and iii) “Operational Risk Assistants” management and implementation of the Operational Risk Management Model within its Division and “Risk Experts” specifically for “transversal” operational risk management purposes.

e.4) Policy

The Operational Risks & Internal Control area is part of Santander’s governance structure and produces a series of specific monthly reports for management through the Integrated Operational Risk Committee (“FSCIRO”) and the “Reunião de RO” (Operational Risk Forum detailing events that occurred, the main activities undertaken, corrective, preventive action plans and follow-up, ensuring transparency and knowledge to the governance forums.

f) Reputation Risk

f.1) Reputation Risk

The reputation risk is defined as a risk of a negative economic impact, current and potential, due to a perception unfavorable of the Bank by its employees, clients, shareholders/investors and society in general.

The reputation risk may arise from multiple sources and, in many cases, is derived from other risk events. In general, these sources might be related to the business and other support activities that are realized by the Bank, the economic context, social or politic, or even by other events arising from other competitors that might affect the Bank.

f.2) Compliance

It is defined as legal risk, of regulatory sanctions, financial loss or reputation that an institution may suffer as a result of failures in the compliance with laws, rules, ethics and conduct codes and good bank practices. The compliance risk management has the goal of being preventive and includes the monitoring, educative processes, Consulting, risk evaluation and corporative communication related to the rules and legislation applicable to each business department.

f.3) Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

The Bank’s ethical principles and conduct parameters are established in internal policies which are made available to all employees. Conduct Code in the Securities Markets and its formal acknowledgement is mandatory to all staff working close to securities markets. Proper communication channels are in place to clarify doubts and complaints from employees, the monitoring and controlling of these information are conducted in a way that adherence to the rules established is secured.

b. Money Laundering Prevention

The Bank’s money Laundering Prevention policies and terrorism financing prevention are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The

Consolidated Financial Statements | December 31, 2022 | 140

importance given to the theme is reflected on the direct involvement of management, namely the Operational Money Laundering Prevention and Compliance Committee, which meets each month to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

All new products and services are analyzed internally by different technical areas, ensuring a multidisciplinary mapping of risks, and subsequently approved by the Local Comercialization Committee (CLC), composed of Santander executives. After analysis and approval, the new products and services are subject to monitoring and tests carried out to mitigate any conduct risk in the sale.

g) Compliance with the new regulatory framework

Santander Brazil has an integrated management of risks and capital for the decision-making process, respecting the guidelines of Resolution BCB No. 4,557. This process contributes to the optimization and efficiency in the use of capital in its operations, considering the objectives of the Institution with respect to capital ratios and return to shareholders.

The Brazilian participation in the Basel Committee on Banking Supervision (BCBS) encourages the timely implementation of international prudential standards in the Brazilian regulatory framework.

Aligned with this perspective, Santander Brazil invests in the continuous improvement of capital management processes and practices, in accordance with regulatory and supervisory benchmarks.

The Institution's capital management consists of a continuous process of planning, evaluation, control and monitoring of the capital required to cover the Conglomerate's relevant risks. It considers the capital necessary to support Pillar 1 risks (credit, market and operational); development of methodologies for quantifying additional capital for Pillar 2 risks; Internal Capital Adequacy Assessment Process (ICAAP); projection and monitoring of capital ratios; preparation of the capital plan and contingency plan; preparation of the recovery plan; stress tests; and preparation of the quarterly risk and capital management report - Pillar 3.

g.1) Internal validation of risk models

Internal validation is an important stage of model life cycle besides of being a pre-requisite for the supervisory validation process by Basel II implementation. A specialized team of the Entity, with sufficient independence, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This team must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

In addition to the regulatory requirement compliance, the internal validation department provides an essential support to the risk committee and management, since the internal validation area is responsible for providing a qualified and independent opinion so that the responsible authorities decide on the authorization of the use of models (for management purposes as well as regulatory use).

Internal model validation at Banco Santander encompasses credit risk models, market risk models, compliance, operational, ALM, pricing models, stress test models, the economic capital model and other models related to the exercise of ICAAP. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of management, etc.). Therefore, the goal of internal validation is to review quantitative, qualitative, technological and corporate governance related to regulatory and risk management processes.Among the main functions of the Internal Model Validation department are the following:

i.	I. Establish the general principles of validation, conducting an independent evaluation process including (I) data quality, (II) methodological fundamentals, (III) technological environment, (IV) performance and (V) use and governance;
ii.	Issuing a technical opinion on the suitability of the internal models for the intended internal and regulatory effects, concluding on their usefulness and effectiveness; and

iii. Provide essential support to the risk committees and the Bank's management, through a qualified and independent opinion so that the responsible bodies decide on the authorization of the use of models (for management purposes as well as regulatory use).

It is important to note that Banco Santander's internal validation function is fully consistent with the independent validation criteria for advanced approach issued by the Basel Committee, the European supervisor 'home regulator' (Banco de España and the European Central Bank) and the Bacen in compliance with the rules Circular 3,648 dated March 4, 2013 (Chapter III), Circular Letter 3,565 of September 6, 2012, Circular 3,547 of July 2011, and Circ. 3648 IRB, 3646 IMA of 4/3/13, and Res. 4.277 of 31/10/13 and 4389 of 18/12/14 fair value, Res. 4557 of 23/02/17 GIR and Circ. 3876 of 31/01/18 IRRBB.

Consolidated Financial Statements | December 31, 2022 | 141

In this case, the Bank maintains a Segregation of functions between internal validation and internal audit, which is the last layer of Bank control validation.

The Internal Audit is responsible for evaluating and reviewing the internal validation methodology and work and issues opinions with an effective level of autonomy. Internal Audit (third line of defense), as the ultimate control function in the Group, should (i) periodically assess the adequacy of policies, methods and procedures and (ii) confirm that they are effectively implemented in the management .

g.2) Capital Management

Capital management considers the regulatory and economic aspects and its objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory authorities and supporting to accomplish the goals of the classification of rating agencies and investors' expectations. Details regarding the capital management process can be found at www.ri.santander.com.br Corporate Governance -> Risk Management -> Risk and Capital Management Structure.

h) Economic capital

h.1) Main objectives

The development of economic capital models in finance aims to solve a fundamental problem of regulatory capital, Sensitivity Risk.

In this context, the economic capital models are essentially designed to generate risk-sensitive estimative, allowing greater precision in risk management, as well as better allocation of economic capital by business units of Banco Santander.

The Banco Santander has directed efforts to build a model of robust and integrated economic capital to the business management.

The main objectives of the structure of economic capital of the Banco Santander are:

1 - Consolidate Pillar I and other risks which affect business in a single quantitative model, and determine estimates of capital by establishing correlations between different risks;

2 - Quantify and monitor different types of variations in risk;

3 - Distribute capital consumption between the different portfolios and manage the efficiency of return on capital (RORAC);

4 - Estimating the Economic Value Added for each business unit. Economic profit must exceed the cost of the Bank's capital;

5 - Accordance with the regulation in locations where the Bank operates in the review process of Pillar II by supervisors.

h.2) The Economic Capital Model

In calculating the economic capital, it is the Bank's definition of losses to be covered. Thus, it is used a confidence interval necessary to ensure business continuity. The risk profile in Brazil is distributed by Credit risk, Market, ALM, Business, Operations and materials assets. However, to successfully anticipate the changes proposed in Basel III, new risks have been incorporated to model: Intangibles, pension funds (defined benefit) and deferred tax assets, which allow the Bank to adopt a position even more conservative and prudent.

% Capital	2022	2021	2020
Risk Type	New Methodology	New Methodology	New Methodology
Credit	55%	62%	69%
Market	2%	2%	2%
ALM	7%	6%	2%
Business	9%	7%	3%
Operational	4%	7%	6%
Fixed Assets	1%	1%	2%
Intangible Assets	3%	5%	5%
Pension Funds	1%	1%	2%
Deferred Tax Assets	18%	9%	9%
TOTAL	100%	100%	100%

Even so, as it is a commercial bank, Credit is Banco Santander's main source of risk and the evolution of its portfolio is one of the main factors for its oscillation.

RoRAC

Banco Santander has used the RORAC, with the following objectives:

– Analyze and set a minimum price for operations (admission) and clients (monitoring).

– Estimate capital consumption of each client, economic groups, portfolio or business segment, in order to optimize the allocation of economic capital, maximizing the efficiency of the Bank.

Consolidated Financial Statements | December 31, 2022 | 142

– Measure and monitor business performance.

To evaluate the operations of global clients, the calculation of economic capital considers some variables used in the calculation of expected and unexpected losses.

Among these variables are:

– Counterparty rating;

– Maturity;

– Guarantees;

– Type of financing;

The economic value added is determined by the cost of capital. To create value for shareholders, the minimum return operation must exceed the cost of capital of Banco Santander.

47.             Subsequent Events

Deliberation of Interest on Equity

The Board of Directors, in a meeting held on January 19, 2023, approved the proposal of the Executive Board, ad referendum of the Ordinary General Meeting to be held until April 30, 2023, for the distribution of Interest on Equity, in the amount of R$1,700,000,000.00 (one billion, seven hundred million reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders who are registered in the Bank's records at the end of January 26, 2023 (inclusive) will be entitled to the Interest on Own Capital. Thus, as of January 27, 2023 (inclusive), the Bank's shares will be traded “Ex-Interest on Equity”. The amount of Interest on Equity will be paid as of March 6, 2023. The Interest on Equity will be fully allocated to the minimum mandatory dividends to be distributed by the Bank, referring to the year 2023, without any remuneration as monetary update for both.

Increase in Provision in accordance with Risk Level Reassessment

The Consolidated Financial Statements consider an event subsequent to the date of the report related to a specific case of a large company that entered into judicial recovery, whose credit conditions existed on December 31, 2022. In this sense, there was an increase in the provision, in accordance with reassessing your risk level.

Consolidated Financial Statements | December 31, 2022 | 143

APPENDIX I – RECONCILIATION OF STOCKHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousand of Reais	Note	2022	2021	2020

Stockholders' equity attributed under to the Parent Brazilian GAAP		82,061,915	78,739,563	78,968,183
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(54,801)	(103,386)	(882)
Reclassification of fair value through other comprehensive income	i	(33)	182,094	(522,107)
Impairment of financial assets measured at amortized cost	a	(816,600)	(1,468,494)	(635,194)
Remensurations, Debt instruments, due to reclassifications IFRS 9		-	-	907
Category transfers - IFRS 9	b	(219,671)	(141,260)	357,972
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	1,493,810	1,549,438	1,324,853
Reversal of goodwill amortization	d	27,136,573	26,709,187	27,527,699
Realization on purchase price adjustments	e	594,784	603,544	615,953
Option for Acquisition of Equity Instrument	f	(798,016)	(763,988)	(1,744,336)
Santander Serviços goodwill (Santusa)	g	(298,978)	(179,387)	(209,285)
Reversal of Provision PIS Law 9,718	j	980,212	-	-
Others		103,640	512,835	93,224
Stockholders' equity attributed to the parent under IFRS		110,182,834	105,640,146	105,776,987
Non-controlling interest under IFRS		497,342	334,349	312,885
Stockholders' equity (including non-controlling interest) under IFRS		110,680,176	105,974,495	106,089,872

Thousand of Reais	Note	2022	2021	2020

Net income attributed to the Parent under Brazilian GAAP		12,570,191	14,987,716	13,469,380
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(9,826)	(83,995)	(27,428)
Reclassification of fair value through other comprehensive income	i	(177,887)	45,826	68,960
Impairment of financial assets measured at amortized cost	a	805,578	(1,028,937)	(498,778)
Remensurations, Debt instruments, due to reclassifications IFRS 9		-	-	907
Category transfers - IFRS 9	b	14,722	126,520	(78,057)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	(90,260)	215,525	185,478
Reversal of goodwill amortization	d	96,162	29,658	145,903
Realization on purchase price adjustments	e	(8,760)	(17,758)	(5,348)
Option to Acquire Own Equity Instrument	f	184,810	1,180,949	318,929
Santander Serviços goodwill (Santusa)	g	-	29,898	29,898
Consolidated Financial Statements | December 31, 2022 | 144

Tax credit with realization over 10 years		-	-	(184,005)
Reversal of Provision PIS Law 9,718	j	980,212	-	-
Others		(77,849)	42,648	(7,311)
Net income attributed to the parent under IFRS		14,287,093	15,528,051	13,418,528
Non-controlling interest under IFRS		52,382	31,272	32,224
Net income (including non-controlling interest) under IFRS		14,339,475	15,559,323	13,450,752

a) Impairment on loans and receivables and financial assets measured at amortized cost:

Refers to the adjustment resulting from the estimated expected loss on the portfolio of assets subject to impairment, loan commitments to be released and financial guarantee contracts, determined based on the criteria described in the note on accounting practice and compliance with the provided for by IFRS 9 (in 2017, it refers to the adjustment resulting from the estimated loss incurred in accordance with IAS 39, then current regulations). Such criteria differ in certain aspects from those adopted under BRGAAP, which uses the regulatory limits defined by the Central Bank (Bacen), in addition to the difference in the scope of the basis for calculating these losses, which for IFRS purposes considers other assets in addition to those provided for by Bacen .

b) Categories of financial assets

As detailed in the accounting practices note, IFRS9 provides for the definition of the business models associated with each portfolio, as well as the performance of the SPPI test - if the returns of that asset are exclusively principal and interest, for classification in the categories of financial assets. BRGAAP provides for certain differences in the categorization of these financial assets, as well as establishing as an indicator the Management's intention for classification to be made. The criteria for reclassification between categories are also different between the two accounting practices.

c) Deferral of financial fees, commissions and other costs under effective interest rate method:

Under IFRS, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in the income statement over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

d) Reversal of goodwill amortization:

Under BRGAAP, goodwill is systematically amortized over a period of up to 10 years, subject to the impairment test at least once a year or in a shorter period, in the event of any additional evidence. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

e) Realization on purchase price adjustments:

As part of the purchase price allocation in acquisitions of an entity, substantially, in the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is recognized by its average realization period.

f) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to the members of Getnet S.A. and Banco Olé Consignado a put option over all shares of Getnet S.A. and Banco Olé Consignado held by them. The overall out in IAS 32, a financial liability was recognized for this commitment, with a specific charge in a heading in stockholders' equity in the amount of R$950 million and R$67 million, respectively. Subsequently, the options have been updated and their effect is recognized in income. On December 19, 2018, Banco Santander and the Minority shareholders of Getnet SA entered into an addendum to the Purchase and Sale Agreement for Shares and Other Covenants of Getnet SA, in which Banco Santander committed to acquire all the shares of the Minority Shareholders, corresponding to 11.5% of the share capital of Getnet SA, for the amount of R$1,431,000. The acquisition was approved by BACEN on February 18, 2019 and concluded on February 25, 2019, so that Banco Santander now holds 100% of the shares representing Getnet SA's share capital. On March 14, 2019, the shareholder minority stake in Banco Olé Bonsucesso Consignado SA formalized its interest in exercising the put option provided for in the Investment Agreement, entered into on July 30, 2014, to sell its 40% stake in Olé Consignado to Banco Santander (Brazil) SA On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all the shares issued by Bosan Participações SA, for the total amount of R$1.6 billion, to be paid on the closing date of the Operation. On January 30, 2020, the name of Banco Olé from Banco Olé Bonsucesso Consignado SA was changed to Banco Olé Cosignado SA On January 31, 2020, the Bank and the shareholders of Bosan Participações SA concluded the final agreement and signed the purchase and sale of 100% of the shares issued by Bosan, through the transfer of Bosan's shares to the Bank and

Consolidated Financial Statements | December 31, 2022 | 145

payment to sellers in the total amount of R$1,608,772,783.47. As a result, the Bank became, directly and indirectly, the holder of 100% of Banco Olé's shares.

g) Santander Serviços goodwill (Santusa)

According to the IFRS 3 "Business Combination", when the owner acquires more shares or other equity instruments of an entity already controlled, it shall consider such amount as an equity reduction. According to the BRGAAP this amount shall be registered in the asset as goodwill or discount on the acquisition f the investment, which is the difference between the acquision cost and the equity amount of the shares.

h) Reclassification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans, financing and deposits are recorded at amortized cost. In IFRS, in accordance with IFRS 9 "Financial Instruments: Recognition and Measurement", financial assets may be measured at fair value and included in the category "Other financial assets at fair value through profit or loss", in order to eliminate or significantly reduce accounting mismatches ( accounting mismatch) of recognition or measurement derived from the measurement of assets or liabilities or from the recognition of gains or losses on these assets / liabilities on a number of bases, which are managed and their performances valued at fair value. Accordingly, the Bank classified loans, financing and deposits that meet these parameters as "fair value through profit or loss", as well as certain debt instruments classified as "available for sale" in BRGAAP. The Bank opted for this classification base in IFRS, since it eliminates an accounting mismatch in the recognition of revenues and expenses.

i) Reclassification of financial assets measured at fair value through other comprehensive income

According to the BRGAAP, the Bank registers some investments, for example, debt instruments initially measured at amortized cost and equity instruments at cost. At the time of this balance sheet, the management reviewed the managing strategy of its investments and according to Bacen Circular 3,068, the debt instruments were reclassified to "trading" measured at fair value with changes in the income statement. According to the IFRS, the Bank is classifying this investments as financial assets measured at fair value through other comprehensive income them at fair value with changes in "other comprehensive income", in line with IAS 9 "Financial Instruments ", which does not allow the reclassification of any financial instrument to fair value with changes in the income statement after the initial recognition.

j) Reversal of Provision PIS Law 9718

In December 2022, the adjustment refers to the reversal of the provision related to the PIS process (Law 9,718), described in explanatory note 22 c.1, This adjustment stems from Circular Letter No. 3,429/2010, which establishes different rules for BRGAAP purposes for the accounting record of tax obligations under legal discussion. The amount of the adjustment comprises R$160,806 of taxes and R$819,406 of interest and similar income, resulting in a net effect of R$980,212.

Consolidated Financial Statements | December 31, 2022 | 146

APPENDIX II – STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	2022		2021		2020
Thousand of Reais
Interest and similar income	115,225,118		77,987,308		62,774,940
Net fee and commission income	14,875,880		15,273,301		16,228,214
Impairment losses on financial assets (net)	(24,828,749)		(17,112,734)		(17,450,188)
Other income and expense	2,174,855		(3,843,999)		(5,012,403)
Interest expense and similar charges	(67,721,941)		(28,885,478)		(18,332,228)
Third-party input	(8,207,227)		(8,078,399)		(7,946,539)
Materials, energy and others	(895,734)		(713,400)		(641,831)
Third-party services	(6,317,067)		(6,231,129)		(6,424,755)
Impairment of assets	(161,434)		(165,799)		(84,908)
Other	(832,992)		(968,071)		(795,045)
Gross added value	31,517,936		35,339,999		30,261,796
Retention
Depreciation and amortization	(2,585,502)		(2,433,921)		(2,579,127)
Added value produced	28,932,434		32,906,078		27,682,669
Investments in affiliates and subsidiaries	199,179		144,184		112,261
Added value to distribute	29,131,613		33,050,262		27,794,930
Added value distribution
Employee	9,894,413	34.0%	8,045,893	24.3%	7,943,711	28.6%
Compensation	6,351,116		5,929,439		5,749,669
Benefits	1,737,282		1,593,386		1,514,611
Government severance indemnity funds for employees - FGTS	2,221		431,249		448,457
Other	1,803,794		91,819		230,974
Taxes	4,749,350	16.3%	9,269,368	28.0%	6,298,717	22.7%
Federal	4,625,498		8,332,994		10,088,318
State	123,852		813		(830,771)
Municipal	-		935,561		(2,958,830)
Compensation of third-party capital - rental	148,375	0.5%	175,677	0.5%	101,749	0.4%
Remuneration of interest on capital	14,339,475	49.2%	15,559,324	47.2%	13,450,753	48.4%
Dividends and interest on capital	8,100,000		9,649,000		3,837,085
Profit Reinvestment	6,187,093		5,879,052		9,581,444
Profit (loss) attributable to non-controlling interests	52,382		31,272		32,224
Total	29,131,613	100.0%	33,050,262	100.0%	27,794,930	100.0%

Consolidated Financial Statements | December 31, 2022 | 147

Management Report

Dear Stockholders:

We present the Management Report to the Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the fiscal year ended December 31, 2022, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of International Financial Reporting Interpretations Committee (IFRIC)).

1)	Macroeconomic Environment

At the end of the fourth quarter of 2022, Banco Santander observed that the median projections of economic agents regarding the performance of the Brazilian economy indicate a growth in the Brazilian GDP of 3.0% in 2022 compared to the expansion of 5.0% in the previous year. The projection for 2022 is higher than that observed at the end of the third quarter and, in the Bank's assessment, was influenced by the recent publication that the actual result observed in that period was in line with the median of market expectations, despite the upward revision in the previous results of the historical series, indicating greater robustness of the Brazilian economy in 2022. It seems to us that the robustness is directly linked to the maintenance of fiscal and tax stimuli previously approved and which were implemented during the second half of the year. The economic activity data released fell short of our estimate of GDP growth in the previous quarter - we estimated an increase of 4.2% - but we believe that the frustration was directly linked to the aforementioned revision in the historical series and not to the change in the recent growth dynamics .. Together with the previously mentioned stimuli, this scenario led us to change our expectation about what the expansion will be in 2022. Instead of the previous estimate of 2.6%, we are currently projecting growth of 3.0% in 2022.

In the last quarter of 2022, the Bank witnessed the interannual variation of the IPCA retreat to 5.8% compared to the 7.2% level observed at the end of the third quarter. Despite the decline, the level reached was still above the target of 3.5% determined for 2022. The Bank understands that this inflationary environment and the balance of risks were the reasons why the Central Bank of Brazil justified maintaining the basic rate at 13.75% p.a. between the end of the third quarter of 2022 and the previous quarter. Santander believes that this approach to the Selic rate increases the chance that inflation will converge to the targets established within the relevant time horizon for monetary policy, mainly after the elected government signals that it will increase the amount of public spending from next year, which could make the disinflation process slower. In this sense, the Bank projects that the Selic rate will reach 12.00% p.a. at the end of 2023 and 9.0% p.a. at the end of 2024.

Regarding the behavior of the exchange rate, Banco Santander saw the quotation of the Brazilian currency against the US dollar fluctuate between R$5.02/US$ and R$5.53/US$ in the fourth quarter and ended the period quoted at US$5.22/$. That is, below the exchange rate of R$5.41/US$ at the end of the third quarter. The volatility demonstrated by the trajectory of the real is in line with our forecast that the exchange rate will have limited space to record significant appreciation in the coming years. In fact, we project that the exchange rate will reach R$5.40/US$ by the end of 2023 and R$5.50/US$ by the end of 2025.

The performances mentioned above took place in the midst of an international environment that the Bank judged unfavorable and which highlighted the following themes: 1) maintenance of inflationary pressures around the globe; 2) signs of a more extensive adjustment in US monetary policy; 3) intensification in the pace of normalization of monetary policy in the Euro Zone and; 4) new outbreaks of COVID-19 contamination in China, raising fears of an intense slowdown in that country's economy that would trigger a global recession of great magnitude. In the domestic environment, Santander understands that the main themes were the following: 1) conclusion of the presidential election without damage to the Brazilian institutional framework; 2) approval of a constitutional amendment authorizing the elected government to increase the amount of public expenditure not subject to the public expenditure ceiling rule as of 2023 and; 3) deterioration in economic agents' expectations regarding the beginning of the SELIC rate reduction process in 2023 (previously, they indicated the possibility of cuts at the beginning of the year and, currently, they indicate a chance for the second half of 2023).

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	12M22	12M21	annual changes%	4Q22	3Q22	quarter changes %
Interest Net Income (2)	47,503.2	51,318.5	(7.4)	11,506.2	11,046.2	4.2
Income from equity instruments	38.1	90.0	(57.7)	3.8	14.3	(73.5)
Income from companies accounted for by the equity method	199.2	144.2	38.2	64.8	68.5	(5.4)
Consolidated Financial Statements | December 31, 2022 | 148

Fees and Comission (net)	14,875.9	15,273.3	(2.6)	3,829.1	3,627.4	5.6
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	4,699.2	(1,780.5)	(363.9)	2,045.4	1,484.8	37.8
Other operating expense (net)	(841.0)	(1,119.4)	(24.9)	(434.9)	(380.8)	14.2
Total Income	66,474.6	63,926.1	4.0	17,014.4	15,860.4	7.3
Administrative and personnel expenses	(18,240.1)	(17,316.4)	5.3	(4,927.9)	(4,566.4)	7.9
Depreciation and amortization	(2,585.5)	(2,433.9)	6.2	(673.5)	(655.1)	2.8
Provisions (net)	(1,215.5)	(2,179.4)	(44.2)	(499.5)	179.9	(377.7)
Impairment losses on financial assets and other assets (net)	(24,990.2)	(17,278.5)	44.6	(7,270.3)	(6,298.5)	15.4
Gains (losses) on disposal of assets not classified as non-current assets held for sale	22.4	(15.1)	(248.2)	(0.9)	14.5	(106.2)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	109.1	47.6	129.1	(17.2)	53.4	(132.4)
Operating Profit Before Tax (1)	19,574.8	24,750.3	(20.9)	3,625.1	4,588.2	(21.0)
Income taxes	(5,235.3)	(9,191.0)	(43.0)	(719.0)	(1,161.7)	(38.1)
Consolidated Net Income	14,339.5	15,559.3	(7.8)	2,906.1	3,426.5	(15.2)

For a better understanding of the results in IFRS, below is the Operating Profit Before Tax and Income taxes, disregarding the hedge effect according to item 1):

ADJUSTED OPERATING PROFIT BEFORE TAXES (R$ Millions)	12M22	12M21	annual changes%	4Q22	3Q22	quarter changes %
Operating Profit Before Tax	19,574.8	24,750.3	(20.9)	3,625.1	4,588.2	(21.0)
Income Tax and Social Contribution (hedge)	-	2,236.9	(100.0)	-	-	-
PIS/Cofins (hedge)	(129.4)	275.1	(147.0)	(67.4)	60.5	(211.4)
Adjusted Operating Profit Before Tax	19,445.4	27,262.3	-28.7	3,557.7	4,648.7	(23.5)

INCOME TAXES (R$ Millions)	12M22	12M21	annual changes%	4Q22	3Q22	quarter changes %
Income taxes	(5,235.3)	(9,191.0)	(43.0)	(719.0)	(1,161.7)	(38.1)
Income Tax and Social Contribution (hedge)	-	(2,236.9)	(100.0)	-	-	-
PIS/Cofins (hedge)	129.4	(275.1)	(147.0)	67.4	(60.5)	(211.4)
Adjusted Income taxes	(5,105.9)	(11,703.0)	(56.4)	(651.6)	(1,222.2)	(46.7)

The return on average equity reached 13.23% in the year, down 1.46 p.p. compared to the same period in 2021.

2.1.1) Foreign Exchange Hedge of the Grand Cayman Branch

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are mainly used for fundraising in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for foreign trade financing and working capital. To hedge exposure to exchange rate variations, the Bank uses derivatives and borrowings. Under Brazilian tax rules, gains or losses arising from the impact of appreciation or devaluation of the Real on foreign investments are not taxable or deductible for PIS/Cofins/IR/CSLL purposes, while gains or losses from derivatives used as hedging are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/COFINS) and income taxes (IR/CSLL), as demonstrated below:

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN BRANCHES (R$ Million)	12M22	12M21	annual changes%	4Q22	3Q22	quarter changes %
Exchange Variation	(2,644.0)	3,862.1	(168.5)	(1,383.4)	1,239.7	(211.6)
Derivative Financial Instruments	2,773.0	(6,374.1)	(143.5)	1,450.8	(1,300.2)	(211.6)
Income Tax and Social Contribution	-	2,236.9	(100.0)	-	-	-
PIS/Cofins - Tax Expenses	(129.4)	275.1	(147.0)	(67.4)	60.5	(211.4)

2.1.2) Interest Net Income

Consolidated Financial Statements | December 31, 2022 | 149

At December 31, 2022, the increase compared to the same period last year was mainly due to the increase in the credit portfolio, mainly to individuals and consumption.

2.1.3) Other Events

a) Post-employment Benefit Plan

On June 30, 2018, there was an increase in the cost contribution established in the Post-Employment Benefit Plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The changes proposed in the Post-Employment Benefit imply a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

b) Recoverable Value Assessment

In December 2022, Banco Santander recognized impairment losses in the amount of R$31 million (2021 – R$30 million), on intangible assets in the form of acquisition and systems development. The loss was recorded in due to the performance of technical analyses, which demonstrated a perspective of significant reduction in the economic benefits expected futures on these assets.

Analysis of Income by Segment

The Bank has two segments, Commercial and the Global Wholesale Banking segment, which includes the Investment Banking and Markets operations, including departments cash and stock trades.

Below, the Bank presents table by segment:

OPERATING INCOME BEFORE TAXES BY SEGMENT (R$ Millions)	12M22	% in profit before tax	12M21	annual changes %	4Q22	% in profit before tax	3Q22	quarter changes %
Commercial Bank (1)	13,280.7	67.8	19,490.8	(31.9)	2,909.9	80.3	2,768.2	5.1
Global Wholesale Banking	6,294.1	32.2	5,259.6	19.7	715.1	19.7	1,820.1	(60.7)
Operating Profit Before Tax	19,574.8	100.0	24,750.4	(20.9)	3,625.0	100.0	4,588.3	(21.0)

(1) As of December 31, 2022 and 2021, includes, in the Commercial Bank, the exchange rate hedge of the investment in Dollar, and excluding this effect, the Adjusted Operating Income Before Taxes for this segment was R$13,151,2 million and R$22,000.8 million, respectively.

General Expenses - Changes in administrative expenses are mainly due to business growth, due to higher expenses with customer acquisition, increased production and volume of transactions, and investments in new businesses.

GENERAL EXPENSES (R$ Millions)	12M22	12M21	annual changes%	4Q22	3Q22	quarter changes %
Other Administrative Expenses	(8,343.1)	(8,290.7)	0.6	(2,312.8)	(2,071.3)	11.7
Personnel Expenses	(9,897.0)	(9,025.7)	9.7	(2,615.1)	(2,495.1)	4.8
Total General Expenses	(18,240.1)	(17,316.4)	5.3	(4,927.9)	(4,566.4)	7.9

2.2) Assets and Liabilities

BALANCE SHEET (R$ Millions)	dec/22	dec/21	dec/22 vs. dec/2021 changes %
Cash	22,003.4	16,657.2	32.1
Financial Assets Measured At Fair Value Through Profit Or Loss	58,546.6	18,858.8	210.4
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	84,834.4	70,570.7	20.2
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	2,134.3	870.2	145.3
Financial Assets Measured At Fair Value Through Other Comprehensive Income	55,425.7	101,241.8	-45.3
Consolidated Financial Statements | December 31, 2022 | 150

Financial Assets Measured At Amortized Cost	663,824.4	633,241.4	4.8
Hedging Derivatives	1,741.3	342.5	408.5
Non-Current Assets Held For Sale	699.1	816.3	-14.4
Investments in Associates and Joint Ventures	1,727.6	1,232.6	40.2
Tax Assets	46,446.0	41,757.3	11.2
Other Assets	8,274.5	6,049.0	36.8
Tangible Asset	8,190.8	8,783.8	-6.8
Intangible Asset	31,602.7	30,786.8	2.7
TOTAL ASSETS	985,450.8	931,208.4	5.8
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	40,746.7	36,952.6	10.3
Financial Liabilities Measured At Fair Value Through Profit Or Loss	8,921.5	7,459.8	19.6
Financial Liabilities at Amortized Cost	795,284.1	750,093.7	6.0
Hedge Derivatives	-	447.0	-100.0
Provisions	9,115.1	11,604.5	-21.5
Tax Liabilities	7,810.8	8,175.0	-4.5
Other Liabilities	12,892.3	10,501.3	22.8
TOTAL LIABILITIES	874,770.6	825,233.9	6.0
Total Equity	110,680.2	105,974.5	4.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	985,450.8	931,208.4	5.8

Funding

Total funding (deposits of Brazil Central Bank and deposits of credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital) reached R$732,691.0 million on December 31, 2022 and R$688,645.2 on December 31, 2021, increasing 6.4% in the fiscal year.

FUNDING (R$ Million)	dec/22	dec/21	dec/22 vs. dec/2021 changes %
Deposits of Brazil Central Bank and Deposits of Credit Institutions	98,868.1	121,005.9	-18.3
Deposits from Clients	507,164.4	468,961.1	8.1
Marketable Debt Securities	107,120.9	79,036.8	35.5
Debt Instruments Eligible to Compose Capital	19,537.6	19,641.4	-0.5
Total Funding	732,691.0	688,645.2	6.4

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$ Million)	dec/22	dec/21	dec/22 vs. dec/2021 changes %
Loans and amounts due from credit institutions, gross	20,725.9	26,507.7	-21.8
Impairment losses	(12.6)	(21.8)	-42.3
Loans and amounts due from credit institutions, net	20,713.3	26,485.9	-21.8
Loans and advances to customers, gross	522,761.0	492,962.2	6.0
Impairment losses	(34,025.3)	(28,510.7)	19.3
Loans and advances to customers, net	488,735.7	464,451.6	5.2
Debt instruments	82,502.8	74,315.9	11.0
Impairment losses	(1,173.8)	(1,190.9)	-1.4
Debt instruments, net	81,329.0	73,125.0	11.2
Total Loans and Receivables	590,778.1	564,062.5	4.7

Impairment losses on financial assets (net)

Expenses for provision for impairment losses, reduced by recoveries of loans written off as losses, amounted to R$24,828.7 million and R$17,112.7 million in the year ended December 31, 2022 and 2021, respectively, showing an increase of 45.1%.

2.4) Issuance of Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US $ 2,5 billion. The repurchase was approved by the Central Bank on December 18, 2018.

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount

Consolidated Financial Statements | December 31, 2022 | 151

of US$2,5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts.

In November and December 2021, financial bills with a subordination clause were issued, the funds of which were used to compose Level II of the Reference Equity (PR), in the total amount of R$ 5,5 billion, in negotiations with private investors. The financial bill have a maturity term of 10 (ten) years with the option of redemption and repurchase in accordance with applicable regulations.

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan are as follows:

Debt Instruments Eligible to Compose Capital				dec-22		dec-21
Specific features	Tier I (2)	Tier II (2)	Tier II	Tier II	Tier I (1)	Tier II (1)
Issuance	Nov-18	Nov-18	Nov-21	Dec-21	Nov-18	Nov-18
Amount (Million)	US$1,250	US$1,250	R$5,300	R$200	US$1,250	US$1,250
Interest Rate	7,250%	6,125%	CDI+2%	CDI+2%	7,250%	6,125%
Maturity	No Maturity (Perpetual)	Nov-28	Nov-31	Dec-31	No Maturity (Perpetual)	Nov-28
Value	R$6,592	R$6,581	R$6,134	R$231	R$7,050	R$7,038
	Semiannually, to from 8 may of 2019	Semiannually, to from 8 may of 2019			Semiannually, as from 8 may of 2019	Semiannually, as from 8 may of 2019
Periodicity of Payment			Deadline together with director	Deadline together with director

(1) Notes repurchased, as authorized by Bacen on December 18, 2018. From the date of authorization, they were excluded of PR Level I and Level II.

(2) Issues were made through the Cayman Agency and there is no withholding tax, and interest is paid semi-annually, starting May 8, 2019.

Notes issued in 2018 have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

2.5) Stockholders’ Equity

As of December 31, 2022, Banco Santander's consolidated shareholders' equity increased by 4.4%, compared to December 2021.

The evolution of shareholders' equity in the period is mainly due to the negative variation in other comprehensive income in the amount of -R$1,080.0 million, which includes as the main event the variations in financial assets available for sale and in Net Income for the year in the amount of R$ R$14,339.5 million and the highlight of Interest on Equity in the amount of R$5,280.0 million and Interim Dividends in the amount of R$2,820.0 million.

Treasury Shares

At a meeting held on August 2, 2022, the Board of Directors approved, continuing the buyback program which expired on the same date, a new program for the repurchase of Units and ADRs issued by Banco Santander, directly or by its Cayman branch, for holding in treasury or later disposal.

The Buyback Program covers the acquisition of up to 36,986,424 Units, representing 36,986,424 common shares and 36,986,424 preferred shares, which corresponded, on June 30, 2022, to approximately 1% of the Bank's share capital. On June 30th As of 2022, Banco Santander had 345,962,035 common shares and 373,766,448 preferred shares outstanding.

Consolidated Financial Statements | December 31, 2022 | 152

The purpose of the buyback is (1) to maximize value creation for shareholders through efficient management of the structure capital; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and of companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from August 3, 2022, ending on February 5, 2024.

	dec/22	dec/21
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	15,755	18,829
Shares Acquisitions	20,297	91
Payment - Share-based compensation	(4,891)	(3,165)
Treasury shares at end of the period	31,161	15,755
Subtotal - Treasury Shares in thousands of reais	R$ 1,217,545	R$ 711,268
Emission Costs in thousands of Reais	R$ 1,771	R$ 1,771
Balance of Treasury Shares in thousands of reais	R$ 1,219,316	R$ 713,039
Cost/Share Price	Units	Units
Minimum cost	R$ 7.55	R$ 7.55
Weighted average cost	R$ 27.73	R$ 33.86
Maximum cost	R$ 49.55	R$ 49.55
Share Price	R$ 28.19	R$ 29.98

In the year ended December 31, 2022 and 2021, Interest on Equity and Interim Dividends were highlighted, as follows:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	12M22	12M21
Interest on capital	5,280.0	3,649.0
Intercalary Dividends	2,820.0	6,000.0
Total	8,100.0	9,649.0

2.6) Basel Index

Bacen determines that financial institutions maintain Reference Equity (PR), PR Tier I and Core Capital compatible with the risks of their activities, higher than the minimum requirement of Required Reference Equity, represented by the sum of the credit risk, risk market and operational risk.

As established in CMN Resolutions nº 4,193/2013 and nº 4,783/2020, until September 2021 the PR requirement was at 10.625%, including 8.00% of Minimum Reference Equity plus 1.625% of Additional Capital Conservation and 1.00% Systemic Additional. The Tier I PR was 8.625% and the Minimum Principal Capital of 7.125%.

In October 2021, the Capital Conservation Additional increased to 2.00%. Thus, in December the PR requirement is 11.00%. It is considered 8.00% of Minimum Reference Equity plus 2.00% of Capital Conservation Additional and 1.00% of Systemic Additional, with the requirement of PR Tier I of 9.00% and Core Capital Minimum of 7.50%. As of April 2022, the PR requirement will reach 11.50%, considering 8.00% of the Reference Equity Minimum plus 2.50% of Capital Conservation Additional and 1.00% of Systemic Additional, with requirement PR Tier I and Minimum Core Capital of 9.50% and 8.00%, respectively.

Continuing the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into effect.

The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

BASEL INDEX %	Dec-22	Dec-21	Dec-20
Tier I Regulatory Capital	75,943.7	76,969.9	77,571.5
Principal Capital	69,229.0	69,919.9	71,006.3
Supplementary Capital	6,714.7	7,050.1	6,565.2
Tier II Regulatory Capital	13,109.8	12,591.3	6,554.5
Regulatory Capital (Tier I and II)	89,053.5	89,561.3	84,126.0
Credit Risk	559,230.6	527,119.3	478,303.5
Market Risk	19,332.1	15,122.2	15,846.3
Operational Risk	60,073.2	58,499.8	57,419.4
Consolidated Financial Statements | December 31, 2022 | 153

Total RWA	638,635.9	600,741.3	551,569.2
Basel I Ratio	11.89	12.81	14.06
Basel Principal Capital	10.84	11.64	12.87
Basel Regulatory Capital	13.94	14.91	15.25

2.7) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the fiscal year ended December 31, 2022 for the main subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Million)	Total Assets	Stockholders' Equity	Net Income (Loss)	Loan Portfolio	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	60,654.0	41,886.9	1,761.0	54,804.7	100.00%
Santander Leasing S.A. Arrendamento Mercantil	15,523.0	11,096.3	568.0	2,863.1	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	12,974.1	4,586.7	1,413.0	-	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,497.5	800.6	124.9	-	100.00%

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM, in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3) Other Events

During the year ended on December 31, 2022 and year ended on December 31, 2021, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with Banco Santander business plan.

For additional information, see the explanatory note to financial statements nº3.

4) Strategy

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5) Corporate Governance

The Governance structure of Banco Santander Brasil is made up of the Executive Board and its Executive Committee made up of the Chief Executive Officers, Senior Executive Vice-Presidents and Executive Vice-Presidents, and the Board of Directors and its Advisory Committees, namely: Audit, Risks and Compliance, Sustainability, Compensation and Nomination and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and resolutions of the Board of Directors, see the electronic address www.santander.com.br/ri.

6) Risk Management

On February 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the structure of risk and capital management (GIRC), effective from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, define an integrated stress test program and declare the Risk Appetite Statement (RAS - Risk Appetite Statement), set up a Risk Committee, define a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for information disclosure policy. Banco Santander develops necessary actions on a continuous and progressive basis, aiming at adhering to the resolution. No relevant impacts were identified as a result of this standard.

For further information, see explanatory note nº 46 of this publication.

Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this

Consolidated Financial Statements | December 31, 2022 | 154

theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website: www.santander.com.br/ri/gerenciamento-de-risco.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency and reputation. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally developed tools that are updated when necessary. These include the risk matrix, used as a planning tool, prioritizing each unit’s risk level, considering, among others, its inherent risks, the last audit rating, level of compliance with recommendations and their size. The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably reviewed and approved the work plan of the Internal Audit for the year 2022.

7) People

At the Bank, we continue to take care of our people. After all, they are the ones who think, design, develop, interact and build what the Bank wants to be. This is why the Bank invests in each of its 52,603 employees here in Brazil.

With regard to Health, we have implemented a series of actions to promote the Well-being and Physical and Emotional Health of our people, especially in this moment of post-COVID-19 resumption, always following the guidelines of health and health bodies.

For the development of our people, the Corporate University – Academia Santander, works for a strong, cross-cutting culture, enabling everyone, online and in person, to improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to leave your comfort zone and invest in yourself by expanding your knowledge and repertoire.

Banco Santander supports leaders and managers so that they are close and available. This performance is based on three pillars: Feedback, Open Chat and Personalized Recognition, making sure that there is alignment between everyone through recurring and frank conversations, career guidance and special moments to reward the growth of the teams.

Banco Santander values a diverse environment, where each competence and each difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBTQIA+ pillar. Another good example is the Talent Show. In it, Banco Santander opens space to get to know the most different performances and explore the universe of skills that exist in the Bank, allowing interaction and fraternization among colleagues.

In the sphere of Customers, we remain focused on offering the best products and services, in a Simple, Personal and Fair way.

In this context, in October and November, we had Todos na Same Página, an initiative created in 2021 and which stems from 3 to 4 times a year. For these meetings, we encourage the reading of a book and promote a debate between our CEO and the entire organization. In the last presentations, we discussed the books “As Cartas de Bezos” and “Pequeno Anti-racista Manual”, with the participation of 57 thousand spectators (total).

At the beginning of October, we had Santander Week, which took place in all Santander units around the world. This year, our activities were designed with a focus on one of our Corporate Behaviors, Think Customer. They were various activities designed to improve the experience of our customers. In addition, we had Amigo de Valor again, which supports public policies aimed at guaranteeing the rights of children and adolescents and allows the allocation of part of the tax of income owed directly to the Children and Adolescents' Direct Funds.

Also in October we had our second Blood Donation Campaign of the year, with excellent support from our employees.

Consolidated Financial Statements | December 31, 2022 | 155

8) Sustainable Development

Our purpose is to contribute to the progress of people and businesses. At the same time, we want to support the construction of a fairer and more sustainable Brazil. We have a clear strategy for our environmental aspirations (to be a reference in business competent), social (working so that everyone has opportunities) and governance (having the best ESG management practices).

Environmental

• In 2022, we enabled R$ 32.2 billion in sustainable businesses, supporting the transition to a low-carbon, resilient and inclusive economy. Among the highlights are:

o We maintained leadership in the CBIO market, which we helped create in 2020, with a 54.4% market share.

o In Sustainable Agro, which considers lines that encourage low-carbon agriculture and solar energy, we disbursed R$ 394 million.

• In November, during COP27, Itaú, Marfrig, Santander, Suzano, Rabobank and Vale launched the Biomas company, whose objective is to restore, conserve and preserve 4 million hectares of forests in the Amazon, Caatinga, Atlantic Forest and Cerrado biomes.

The alliance plans to reduce approximately 900 million tons of carbon equivalent from the atmosphere over a period of two decades.

• We participated in the launch of the Bioeconomy Business Innovation Platform in the Amazon, with the aim of training 3,000 talents and creating 200 startups in three years. The initiative is led by Fundação CERTI and counts on the co-participation and investments of the banks of Plano Amazônia (Bradesco, Itaú Unibanco and Santander) and Fundo Vale.

• Regarding the environmental management of our activities, we achieved our commitment to have 100% of our internal consumption coming from renewable energies. .

Social

• We held the 20th edition of the Amigo de Valor program. Since 2002, the program has already benefited more than 1.6 million children and adolescents in 293 municipalities in Brazil, mobilizing more than R$ 180 million made by customers and employees.

• Since 2002, through Prospera Microfinanças, we have also supported micro-entrepreneurs in their businesses, and we have a portfolio of R$2.7 billion, 1,388 agents and 885,000 active clients.

• We also highlight our social action, in which we have already helped 190,000 people this year, through our blood donation and volunteer programs.

• In addition, for 25 years, we have also invested in education, through Santander Universities, with 103,000 scholarships awarded in 2022.

• We continue to work so that everyone has opportunities, focusing on productive inclusion and reinforcing our contribution to the development of society. We reiterate the importance of the theme in philanthropic events and became founding members of the Alliance for Productive Inclusion, whose objective is to promote, through training, the inclusion of the low-income population in the labor market.

• We are also increasingly investing in the structuring of endowments – endowment or philanthropic funds – in which it is possible to guarantee a long-term financial sustainability structure for non-profit institutions and organizations, such as universities and hospitals. In 2022 we reached R$51 million AUM in this line.

• We continue with the objective of increasing female representation in leadership positions. In 2022, the number of women in leadership positions reached 33.3%, an increase of 1.9 p.p. compared to the previous year.

• We also developed actions to increase the representation of black people in the organization and ended the year with 30% of black employees in the organization, which represents a growth of 2.7 p.p compared to the previous year.

Governance

• Our governance includes ESG in our culture, present in our day-to-day activities, in which we develop internal training and include ESG criteria in executive compensation, which address the themes of diversity, financial empowerment and green financing.

• Our Board of Directors has 36% independent members and 27% women. The Executive Committee has 33% of women.

• In December/22 we sponsored the 5th edition of the Global Citizen Forum to discuss the ESG agenda, which received the CEO and secretary general of the United Nations Global Compact, Sanda Ojiambo, the economist and co-founder of SYSTEMIQ, Jeremy Oppenheim and Paul Polman, activist climate and egalitarianism.

• As a result of our work, we were recognized by the following organizations:

Euromoney Awards, in the ESG category;

ISE – Corporate Sustainability Index, from B3;

ICO2 - Carbon Efficient Index, from B3.

Consolidated Financial Statements | December 31, 2022 | 156

9) Russia vs Ukraine Conflict

The recent conflict between Russia and Ukraine caused the government of the United States, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia in addition to threats with additional sanctions and controls. These measures have impacted the prices of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. These conditions can affect global credit and capital markets.

Banco Santander Brasil Management has been following up and monitoring the situation and, to date, no relevant direct or indirect impacts have been identified, for the current scenario.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 162/2022, Banco Santander informs that in the fiscal year ended December 31, 2022, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit in the fiscal year ended December 31, 2022 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive

(Authorized at the Meeting of the Board of February 02, 2023).

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Composition of Management Bodies

Administrative Council

Deborah Stern Vieitas – Vice President (independent)

Angel Santodomingo Martell – Counselor

Deborah Patricia Wright - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Garcia Cantera – Counselor

Marilia Artimonte Rocca - Counselor (independent)

Mario Roberto Opice Leão – Counselor

Pedro Augusto de Melo - Counselor (independent)

Audit Committee

Deborah Stern Vieitas – Coordinator

Maria Elena Cardoso Figueira – Qualified Technical Member

René Luiz Grande – Member

Vania Maria da Costa Borgerth – Member

Risk and Compliance Committee

Pedro Augusto de Melo – Coordinator

José de Paiva Ferreira – Member

Jaime Leôncio Singer – Member

Sustainability Committee

Marilia Artimonte Rocca – Coordinator

Andrea Marques de Almeida – Member

Álvaro Antônio Cardoso de Souza – Member

Carlos Aguiar Neto – Member

Luiz Masagão Ribeiro Filho – Member

Tasso Rezende de Azevedo – Member

Nominating and Governance Committee

Deborah Patricia Wright – Member

Luiz Fernando Sanzogo Giogi – Member

Pedro Augusto de Melo - Member

Compensation Committee

Deborah Patricia Wright – Coordinator

Luiz Fernando Sanzogo Giogi – Member

Pedro Augusto de Melo - Member

Fiscal Council

José Roberto Machado Filho - Effective member

Louise Barsi - Effective member

Luciano Faleiros Paolucci - Substitute Member

Manoel Marcos Madureira - Substitute Member

Valmir Pedro Rossi - Substitute Member

Consolidated Financial Statements | December 31, 2022 | 158

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Carlos José da Costa André

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

Gilberto Duarte de Abreu Filho

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Tiago Celso Abate

Vítor Ohtsuki

Accountant

Diego Santos Almeida – CRC Nº 1SP 316054/ O-4

Consolidated Financial Statements | December 31, 2022 | 159

Declaration of directors on the financial statements

In order to comply with the provisions of article 27, paragraph 1, item VI, of Instruction of the Securities Commission (CVM) 80, of March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander) declare that they discussed, reviewed and agreed with the Financial Statements prepared by the BRGAAP criteria of Banco Santander, related to the year ended on December 31, 2022, and the documents that compose them, namely: Management Report, balance sheets, income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, pursuant to Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil in accordance with the model of the Accounting Plan for Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that compose them were subject to an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors and a favorable opinion by the Bank's Audit Committee. Members of the Executive Board of Banco Santander on December 31, 2022:

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Carlos José da Costa André *

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

Gilberto Duarte de Abreu Filho

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman *

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Tiago Celso Abate

Vítor Ohtsuki

* Pending BACEN homologation.

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Directors' Statement on Independent Auditors

In order to comply with the provisions of article 25, paragraph 1, item V, of Instruction of the Securities Commission (CVM) 80, of March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander) declare that they have discussed, reviewed and agree with the Financial Statements by the BRGAAP criteria of Banco Santander, which includes the Independent Auditors' Report, related to the Financial Statements by the BRGAAP criteria of Banco Santander, for the year ended on December 31, 2022, and the documents that comprise them, namely: Performance Comment, balance sheets, income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, pursuant to Law No. 6,404, of December 14, 1976 (Lei das Sociedades por Ações), the rules of the National Monetary Council, of the Central Bank of Brazil in accordance with the model of Accounting Plan for National Financial System Institutions (COSIF) and other applicable regulations and laws. The aforementioned Financial Statements and the documents that compose them were subject to an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors and a favorable opinion by the Bank's Audit Committee. Members of the Executive Board of Banco Santander on December 31, 2022:

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Carlos José da Costa André

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

Gilberto Duarte de Abreu Filho

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Tiago Celso Abate

Vítor Ohtsuki

Consolidated Financial Statements | December 31, 2022 | 161

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Santander´s Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions and companies’ part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP. In compliance with the U.S. Securities and Exchange Commission, the Audit Committee acts as the Audit Committee of Santander in accordance with the provisions of the Sarbanes-Oxley Act.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed of four independent members, elected according to resolutions taken at the meeting of the Board of Directors held on April 29, 2022. It acts through meetings with executives, auditors and specialists and conducts analyzes based on the reading of documents and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.

The Committee's reports are regularly sent to the Board of Directors, with which the Coordination of the Audit Committee met regularly on the second half of 2022.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

IFRS - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy, in compliance with Brazilian corporate law, accounting practices, the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) and, as listed on the NYSE, issued by the SEC and Sarbanes-Oxley Act. In this regard, it acknowledged the results recorded in the second half and the fiscal year ended December 31, 2022 of the Santander and the Conglomerate, in IFRS standard.

The Audit Committee held meetings with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

II – Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee, with the Executive Vice-Presidency of Tactics, with the Technology and Operations, with the Compliance Directorship and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with the current regulations.

III – Internal Audit

The Audit Committee met formally with the Officer responsible for the area and with other Internal Audit representatives on several occasions during the second semester of 2022, in addition to had checked the reports about the work performed, the reports issued and their respective conclusions and recommendations, highlighting (i) the fulfillment of recommendations for improvements in areas

Consolidated Financial Statements | December 31, 2022 | 162

which controls were considered "To be improved" and “Unsatisfactory”; and (ii) the results of the improvements applied to monitor and comply with the recommendations and their action plans for continuous progress. In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the second semester of 2022. At these meetings the following topics were highlighted: discussions involving the financial statements of the 2022, accounting practices, the main audit matters (“PAA’s”) and eventual deficiencies and recommendations raised in the internal control report and the detailed report on the revision of “Allowance for Doubtful Accounts”, in accordance the regulation. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence. The Audit Committee met with KPMG Auditores Independentes (“KPMG”), responsible for the audit of Banco RCI Brasil S.A., member of the Conglomerate.

V – Ombudsman

In accordance with the current resolution, the works carried out by Ombudsman were presented to the Audit Committee, which discussed and evaluated them. In addition to reporting the work, the Committee also took note of the Ombudsman's half-yearly report, both from Santander and its affiliates, and from the societies in the Conglomerate that have their own Ombudsman.

VI - Regulatory Bodies

The Audit Committee monitors and acts on the results of the inspections and notes of regulatory and self-regulatory bodies and the respective measures adopted by management to comply with such notes, accompanies the new regulations and holds meetings with regulators, whenever requested. In the case of the Central Bank of Brazil, it holds regular meetings with the supervisors of the Banking Supervision Department - Desup and the Conduct Supervision Department - Decon.

VII – Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) monitoring of regulatory capital; (ii) monitoring inspections reports and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) monitoring of cybersecurity themes; (iv) monitoring of topics related to conduct, PLD/CFT, policies and action plans for continuous improvements; (v) monitoring of the activities of the customer relations department, its action plans and results; (vi) monitoring of tax, labor and civil litigation; (vii) review and approval of the Tax Credit Realization Technical Study; and (viii) monitoring of provisions and topics related to PCLD.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Santander for the semester and fiscal year ended on December 31, 2022, recommending its approval by the Board of Directors of Santander.

Consolidated Financial Statements | December 31, 2022 | 163

São Paulo, February 27, 2023.

Audit Committee

Deborah Stern Vieitas – Coordinator

Maria Elena Cardoso Figueira – Financial Expert

René Luiz Grande

Vania Maria da Costa Borgerth

Consolidated Financial Statements | December 31, 2022 | 164

INVESTOR RELATIONS

AV. Juscelino Kubitschek, 2235 – 10th andar

Tel.: (55 11) 3553-3300

Email: ri@santander.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 28, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer